As filed with the Securities and Exchange Commission on September 12, 2005

Registration No. 333 -

United States Securities and Exchange Commission

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

(Amendment No.             )

SOUTHCOAST FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

South Carolina	6022	57-1079460
(State or jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

530 Johnnie Dodds Boulevard,

Mt. Pleasant, South Carolina 29464

(843) 884-0504

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to:

L. Wayne Pearson Chairman Southcoast Financial Corporation 530 Johnnie Dodds Boulevard Mt. Pleasant, South Carolina 29464 (843) 884-0504	George S. King, Jr., Esquire Suzanne Hulst Clawson, Esquire Haynsworth Sinkler Boyd, P.A. 1201 Main Street, Suite 2200 Columbia, South Carolina 29201 (803) 779-3080 Fax (803) 765-1243	Ralph F. MacDonald, III, Esquire Alston & Bird, LLP 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 881-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of proposed sale to the public:  As soon as possible after effectiveness of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock	$31,850,000.00	$3,748.74

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 12, 2005

PROSPECTUS

1,400,000 Shares

Common Stock

We are offering 1,400,000 shares of our common stock.

Our common stock currently trades on the Nasdaq National Market under the symbol “SOCB.” The last reported sale was on                     , 2005 at $         per share.

Investing in our common stock involves risks, including the risks we have described in this prospectus. See “Risk Factors” beginning on page    to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Southcoast Financial Corporation	$	$

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares of common stock we are offering are not savings accounts, deposits or obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

This is a firm commitment underwriting. We have granted Morgan Keegan & Company, Inc., a 30-day option to purchase an aggregate of 210,000 additional shares from us at the public offering price, less the underwriting discount, solely to cover over-allotments, if any.

Morgan Keegan & Company, Inc., expects to deliver the shares to purchasers on                     , 2005.

Morgan Keegan & Company, Inc.

This prospectus is dated                     , 2005

SOUTHCOAST COMMUNITY BANK

Office Locations

You should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized anyone to provide you with different information. You should not rely on any other information you may otherwise receive. We are not, and the underwriter is not, making an offer to sell or selling these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the securities.

SUMMARY

This summary provides an overview of selected information about us and the offering that is contained elsewhere in this prospectus. You should read this summary together with the entire prospectus, including the more detailed information in our consolidated financial statements and related notes appearing elsewhere in this prospectus. Unless this prospectus indicates otherwise or the context otherwise requires, the terms “we,” “our,” “us,” “Southcoast Financial” or “Southcoast” as used in this prospectus refer to Southcoast Financial Corporation and its subsidiaries, including Southcoast Community Bank, which we sometimes refer to as “our bank,” and our other subsidiaries, Southcoast Investments, Inc., and Southcoast Capital Trusts I, II and III.

Southcoast

Southcoast Financial Corporation is a bank holding company headquartered in Mount Pleasant, South Carolina. Our wholly-owned subsidiary, Southcoast Community Bank, commenced operations on July 20, 1998 and currently operates seven branch offices in the rapidly growing Greater Charleston, South Carolina market area. We plan to open two additional branches in the near future, one in the fourth quarter of 2005 and the other in 2006. In addition, we have a stand-alone ATM at Patriots Point Park and have regulatory permission to open another stand-alone ATM in Goose Creek, South Carolina. We are nearing completion of a new operations center in Mount Pleasant.

We have experienced significant growth in both assets and profitability during our seven years of operation. As of June 30, 2005, we had assets of $412.9 million, representing a 30.7% increase from June 30, 2004. Our assets have grown 348.1% since December 31, 2000. For the six months ended June 30, 2005, our net income was $1.8 million, an increase of 44.7% compared to our net income for the six months ended June 30, 2004. Our earnings per basic share for the same period increased 43.6% from $0.39 to $0.56. We have increased our net income during each of our seven years of operation, while at the same time continuing our branch network expansion.

Market Opportunity

The markets in the Greater Charleston area in which we operate and where we are establishing our branches are areas that have seen significant population growth in the past decade, and we expect such growth to continue. Recent expansion of road networks and bridges has spurred the commercial, residential and recreational development of areas that were previously inaccessible or difficult to reach because of the various waterways around Greater Charleston. The population of the Charleston Metropolitan Statistical Area grew 15% from 1990 to 2004, reaching a total of approximately 583,000. The six cities with populations over 10,000 in the Charleston MSA experienced an aggregate population growth of 30% from 1990 to 2003. We have offices in five of those cities. Mount Pleasant, where we are headquartered, has grown by 82% in the past 13 years and now ranks as the sixth largest city by population in South Carolina with the second highest per capita income in the state. Ancillary effects of this growth in our market area are increases in both affluent households and small to medium-sized businesses, all of which are target market groups for our bank.

The region has a well-diversified economy based on tourism, the military, the Port of Charleston and the medical community. The Port of Charleston ranks first among container ports on the South Atlantic and Gulf coasts and is the fourth largest container port in the United States. There are numerous high-end resorts, including Kiawah Island and Wild Dunes, and other oceanside communities in the Greater Charleston area. The area attracts over four million visitors annually. Tourism in Charleston generates approximately $5.7 billion annually and provides an estimated 105,000 jobs. (Statistical and rank data in “SUMMARY—Market Opportunity” was obtained from data published by the U. S. Census Bureau, the Center for Business Research of the Charleston Metro Chamber of Commerce and the South Carolina State Ports Authority.)

Charleston is home to The Citadel, the College of Charleston, Charleston Southern University and the Medical University of South Carolina. The Charleston area also hosts installations of the U.S. Navy, U.S. Air Force, U.S. Army and U.S. Coast Guard.

In addition to the rapid growth in our markets, we believe the following trends in the Charleston market have created significant opportunities for us to strengthen our position.

•	Charleston, like many other markets, has experienced a great deal of consolidation in the banking industry. In a relatively short period of time, many of the banks headquartered in Charleston or that had operations there with significant local decision making were acquired by large regional banks. As a result, we believe many customers of these banks have experienced lower levels of customer service and have sought banks like ours that focus on flexible, responsive service provided by experienced local bankers.

•	Many of the larger banks that operate in our market have shifted their focus away from small and medium-sized businesses to larger national and multi-national companies. We believe this presents an outstanding opportunity for us to target companies with annual sales of up to $15 million. We believe this trend, combined with the experience of our commercial lending staff, has helped us to nearly double our commercial loan portfolio from $83.4 million to $150.0 million during the 24-month period from June 30, 2003 to June 30, 2005.

•	Personnel changes associated with bank consolidation and the shift by our larger competitors away from a focus on small businesses has also allowed us to hire an experienced senior management team with established relationships in our market area. Most members of our senior management team have 30 or more years of banking experience in the Charleston market and have been very successful attracting and retaining customers with whom they have built relationships over the years.

Business Strategy

Our goal is to continue in the future our strong historical trend of growth in assets and profitability. To accomplish this goal, we plan to focus on the following strategies:

•	Hiring and retaining highly experienced and qualified local banking professionals with successful track records and established customer relationships with affluent households and small to medium-sized businesses;

•	Providing individualized customer attention with consistent, efficient and local decision-making authority;

•	Building on our directors’ and officers’ diverse personal and business contacts, community involvement and professional expertise;

•	Expanding our branch network by opening select, strategically located branches in areas most convenient to our target market segments;

•	Capitalizing on the customer dissatisfaction that has been caused by our larger competitors’ inadequate response to the service and financial needs of small to medium-sized businesses and consumers in our market;

•	Offering flexible depository and credit products that meet individual customers’ needs while retaining appropriate levels of safety and soundness for the bank; and

•	Using technology to provide a broad array of efficient and convenient products and services, including online banking and bill payment.

We believe that our business strategies allow us to effectively distinguish ourselves from other financial institutions operating in the Charleston market and to successfully attract and retain business relationships with our target customers.

Management Team

We strongly believe that successful community banking depends on establishing and maintaining strong customer relationships fostered by exceptional personnel delivering personalized service. We have assembled an experienced management team, most of whom have spent their entire banking career in the Charleston market and are very involved in all aspects of the civic, political and business affairs of the communities in which we operate. We believe that our management team has the proven ability to take advantage of the opportunities in our market.

•	L. Wayne Pearson has been our Chairman and Chief Executive Officer since we commenced operations in 1998. Mr. Pearson has over 30 years experience in the banking and thrift business in the Charleston market. Prior to organizing Southcoast, he was a founding organizer and served as Chief Executive Officer of Lowcountry Savings Bank in Mount Pleasant, South Carolina. Lowcountry Savings Bank successfully operated until it was sold in 1997.

•	Robert M. Scott has served as our Executive Vice President and Chief Financial Officer since we commenced operations. Mr. Scott has over 30 years experience in the banking business. Prior to 1998, he served as the Chief Financial Officer of three different community banks, including Lowcountry Savings Bank.

•	Paul D. Hollen, III has been our Executive Vice President and Chief Operating Officer since we opened for business in 1998. Prior to 1998, Mr. Hollen was the Chief Operating Officer of Lowcountry Savings Bank.

•	Robert A. Daniel, Jr. is our bank’s Executive Vice President and Chief Lending Officer. Mr. Daniel has over 30 years banking experience as a lender in the Greater Charleston area. Prior to joining us in 1998, Mr. Daniel served as a lending officer with South Carolina National Bank, Liberty National Bank, Southern National Bank, Bank of Charleston and Anchor Bank, each of which were consolidated into other, larger banks.

•	William B. Seabrook is our bank’s Executive Vice President and Head of Retail Banking. Mr. Seabrook is a 24-year veteran of the banking industry. Prior to joining us in 2004, Mr. Seabrook was a correspondent banker with FTN Financial, a division of First Tennessee Bank, and a Vice President-Retail Area Manager with Barnett Bank in Florida.

Corporate Information

Southcoast Financial Corporation was founded as a South Carolina corporation in 1999 for the sole purpose of becoming a holding company for Southcoast Community Bank. Southcoast Community Bank, our wholly-owned bank subsidiary, began operating as a South Carolina commercial bank in July 1998. We also have four other subsidiaries. Southcoast Investments, Inc., is a South Carolina corporation we established to hold real estate used by our bank and to facilitate collection of problem loans. Southcoast Capital Trust I, II and III are Delaware statutory trusts, which were formed to issue trust preferred securities that make up a part of our regulatory capital.

Our principal executive offices are located at 530 Johnnie Dodds Boulevard, Mount Pleasant, South Carolina 29464. Our telephone number is (843) 884-0504.

Recent Developments

In August 2005 we formed Southcoast Capital Trust III to sell $10.0 million of trust preferred securities to an institutional investor. We simultaneously issued $10.3 million of junior subordinated notes to the trust for $10.0 million in cash and $310,000 in liquidation value of the trust’s common securities. The junior subordinated notes mature in 30 years, are callable after 5 years and provide for a variable interest rate per annum, reset quarterly, equal to three month LIBOR plus 1.50%. Quarterly payments of interest may be deferred for up to five consecutive years without default. Payments to the trust are passed on to the holders of the preferred securities and common securities of the trust. The trust preferred securities meet current Federal Reserve guidelines for inclusion in our Tier 1 capital subject to certain limitations which presently apply to us. At August 31, 2005, we had $21 million of trust preferred securities outstanding. Of that amount, $13.2 million was includable in our Tier 1 capital.

The Offering

Common stock offered	1,400,000 shares.

Common stock to be outstanding after this offering	4,734,268 shares.

Use of net proceeds	We estimate that net proceeds from this offering will be approximately $ million. We intend to use the net proceeds for general corporate purposes, which will include increasing Southcoast Community Bank’s equity capital to facilitate its future growth and expansion. See “Use of Proceeds” on page 11.

Dividends	We do not currently pay cash dividends. After the closing of this offering, we intend to continue to retain earnings to fund the development and growth of our business. We do not anticipate declaring cash dividends on shares of our common stock in the foreseeable future. See “Dividend Policy” on page 14.

Nasdaq National Market symbol	SOCB.

Risk factors	You should read and consider the “Risk Factors” section beginning on page 6 before deciding to purchase any of our shares of common stock.

The number of shares of our common stock that will be outstanding after this offering is based on the number of shares outstanding on July 31, 2005, and excludes 21,175 shares of common stock issuable upon exercise of stock options outstanding under our stock option plan as of June 30, 2005.

We have previously granted seven stock dividends. We may grant additional stock dividends in the future but there can be no assurance we will do so.

Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriter’s over-allotment option. For more information regarding the over-allotment option, see “UNDERWRITING” beginning on page 56.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data. The financial data for the five years ended December 31, 2004 are derived from our audited consolidated financial statements. The financial data for the six-month periods ended June 30, 2005 and 2004 are derived from our unaudited consolidated financial statements. Operating results for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. You should read the consolidated selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and accompanying notes and other financial data included elsewhere in this prospectus.

	Six Months Ended June 30,		Year Ended December 31,
	(Unaudited)
	2005	2004	2004	2003	2002	2001	2000
	(Dollars in thousands, except per share data)
Income Statement Data:
Net interest income	$6,481	$4,861	$10,692	$7,858	$5,458	$4,236	$2,978
Provision for loan losses	315	245	1,146	735	480	321	120
Noninterest income	917	672	2,700	1,711	1,767	1,137	648
Noninterest expense	4,320	3,442	7,966	6,171	4,866	4,043	3,187
Income taxes	921	573	1,298	959	732	363	109

Net income	$1,842	$1,273	$2,982	$1,704	$1,147	$646	$210

Per Share Data:(1)
Net income—basic	$0.56	$0.39	$0.91	$0.83	$0.62	$0.39	$0.12
Net income—diluted	0.56	0.39	0.90	0.82	0.60	0.39	0.12
Book value at period end	$11.64	$10.60	$11.19	$10.30	$6.88	$6.27	$5.71
Balance Sheet Data:
Total assets	$412,867	$315,903	$366,103	$253,217	$181,169	$124,309	$92,128
Total loans (net of unearned income)(2)	324,653	240,752	308,621	202,536	145,068	101,077	75,375
Total deposits	305,485	227,115	258,153	166,212	132,655	81,856	66,172
Long-term obligations	66,345	52,445	69,345	52,445	34,845	30,400	16,225
Shareholders’ equity	38,814	34,567	36,571	33,410	12,709	11,549	9,153
Performance Ratio:(3)
Return on average assets	0.96%	0.92%	0.98%	0.79%	0.78%	0.59%	0.28%
Return on average shareholders’ equity	9.81%	7.52%	8.56%	10.43%	9.45%	6.69%	2.20%
Net interest margin	3.60%	3.74%	3.78%	3.90%	4.02%	4.21%	4.47%
Asset Quality Ratios:
Allowance to period-end loans	1.16%	1.10%	1.15%	1.18%	1.21%	1.25%	1.25%
Allowance to nonperforming loans	643.12%	163.15%	368.13%	8,931.58%	1,625.86%	149.07%	577.30%
Nonperforming assets to total assets	0.16%	0.53%	0.27%	0.04%	0.06%	0.66%	0.18%
Net charge-offs to average loans	0.00%	0.01%	0.05%	0.01%	0.03%	0.05%	0.02%
Capital Ratios:
Tier 1 to risk-weighted assets	16.83%	19.77%	17.32%	23.08%	12.53%	12.58%	14.39%
Total risk-weighted assets	18.08%	20.91%	18.55%	24.48%	18.75%	13.90%	15.87%
Leverage capital ratio	13.02%	16.34%	13.64%	18.35%	11.59%	10.57%	12.34%
Total equity to total assets	9.40%	10.94%	9.99%	13.19%	7.01%	9.29%	9.94%

(1)	All per share data has been adjusted for the 10% stock dividends declared in 2001, 2002, 2003, 2004 and 2005 and an additional 5% stock dividend declared in 2003.
(2)	Includes loans held for sale and is not net of the allowance for loan losses.
(3)	Performance ratios for periods less than one year have been annualized.

RISK FACTORS

Investing in our common stock involves a significant degree of risk. Before purchasing our common stock, you should consider the risks and speculative features that are inherent in and affect our business. You should only make an investment after careful consideration of the risk factors set forth below. Any of the following risks could adversely affect our business, our results of operations and our financial condition, as well as the price of our common stock. You should not invest in our stock unless you can afford an investment involving such risks. The risks discussed below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Industry

We are subject to governmental regulation which could change and increase our cost of doing business or have an adverse effect on our business.

We operate in a highly regulated industry and are subject to examination, supervision and comprehensive regulation by various federal and state agencies. Most of this regulation is designed to protect our depositors and other customers, not our shareholders. Our compliance with the requirements of these agencies is costly and may limit our growth and restrict certain of our activities, including, payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, and locations of offices. We are also subject to capitalization guidelines established by federal authorities and our failure to meet those guidelines could result in limitations being imposed on our activities or, in an extreme case, in our bank’s being placed in receivership. We have also recently been subjected to the extensive and expensive requirements imposed on public companies by the Sarbanes-Oxley Act of 2002 and related regulations.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the impact of these changes on our business or profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably.

We are susceptible to changes in monetary policy and other economic factors which may adversely affect our ability to operate profitably.

Changes in governmental, economic and monetary policies may affect the ability of our bank to attract deposits and make loans. The rates of interest payable on deposits and chargeable on loans are affected by governmental regulation and fiscal policy as well as by national, state and local economic conditions. All of these matters are outside of our control and affect our ability to operate profitably.

Risks Related to Our Business

We depend on the services of a number of key personnel, and a loss of any of those personnel could disrupt our operations and result in reduced revenues.

The success of our business depends to a great extent on our customer relationships. Our growth and development to date have depended in large part on the efforts of our senior management team. These senior officers have primary contact with our customers and are extremely important in maintaining personalized relationships with our customer base, a key aspect of our business strategy, and in increasing our market presence. The unexpected loss of services of one or more of these key employees could have a material adverse effect on our operations and possibly result in reduced revenues if we were unable to find suitable replacements promptly.

We may be unable to successfully manage our sustained growth notwithstanding the net proceeds we will receive from this offering.

We began operating in July 1998 and have grown from $92.1 million of total assets at December 31, 2000 (the end of our first year of profitable operations) to $412.9 million in total assets at June 30, 2005, an increase of 348.1%. Although we do not expect to continue to grow as fast in the future as we have in the past, it is our intention to attempt to rapidly expand our asset base. In particular, we intend to use the funds raised in this offering to support anticipated increases in our loans. Additional capital also would increase our legal lending limit under federal law, which in turn would allow us to compete more actively in our market area for larger loans. Our future profitability will depend in part on our ability to manage growth successfully. Our ability to manage growth successfully will depend on our ability to maintain cost controls and asset quality while attracting additional loans and deposits, as well as on factors beyond our control, such as economic conditions and interest rate trends. If we grow too quickly and are not able to control costs and maintain asset quality, growth could materially adversely affect our financial performance.

Our continued pace of growth or regulatory requirements may require us to raise additional capital in the future, but that capital may not be available when it is needed or be available on favorable terms.

We anticipate that our capital resources following this offering will satisfy our capital requirements for the foreseeable future. Nevertheless, we may need to raise additional capital to support additional growth or to meet regulatory requirements. Our ability to raise additional capital, if needed, will depend, among other things, on conditions in the capital markets at that time, which are outside our control, and on our financial condition and performance. If we cannot raise additional capital on acceptable terms when needed, our ability to further expand our operations through internal growth and acquisitions could be limited.

Our net income includes income from the sale of excess property acquired in connection with new branch locations and may not be indicative of our future income or our ability to realize gains from our real estate.

In 2004, we had net gains from the sale of property and equipment of $1.1 million resulting primarily from the sale of excess real estate acquired in connection with our establishment of new branch locations. Such gains are due, in part, to the amount of real estate we had to purchase to secure branch sites that we believed were attractive for our operations, as well the growth of our markets and the related increases in real property values. We are not in the business of acquiring real estate for resale, and give no assurance that we will realize any gains from real estate sales in the future.

If our loan customers do not pay us as they have contracted to, we may experience losses.

Our principal revenue producing business is making loans. If the loans are not repaid, we will suffer losses. Even though we maintain an allowance for loan losses, the amount of the allowance may not be adequate to cover the losses we experience. We attempt to mitigate this risk by a thorough review of the creditworthiness of loan customers. Nevertheless, there is risk that our credit evaluations will prove to be inaccurate due to changed circumstances or otherwise.

Our business is concentrated in Greater Charleston, and a downturn in the economy of the Charleston area, a decline in Charleston area real estate values or other events in our market area may adversely affect our business.

Substantially all of our business is located in the Greater Charleston area. As a result, our financial condition and results of operations may be affected by changes in the Charleston economy. A prolonged period of economic recession, a general decline in Charleston area real estate values or other adverse economic conditions in Charleston may result in decreases in demand for our services, increases in nonpayment of loans and decreases in the value of collateral securing loans. The existence of adverse economic conditions, declines in real estate values or the occurrence of other adverse economic conditions in Charleston and South Carolina could have a material adverse effect on our business, future prospects, financial condition or results of operations.

We face strong competition from larger, more established competitors which may adversely affect our ability to operate profitably.

We encounter strong competition from financial institutions operating in the greater Charleston, South Carolina area. In the conduct of our business, we also compete with credit unions, insurance companies, money market mutual funds and other financial institutions, some of which are not subject to the same degree of regulation as we are. Many of these competitors have substantially greater resources and lending abilities than we have and offer services, such as investment banking, trust and international banking services that we do not provide. We believe that we have competed, and will continue to be able to compete, effectively with these institutions because of our experienced bankers and personalized service, as well as through loan participations and other strategies and techniques. However, we cannot promise that we are correct in our belief. If we are wrong, our ability to operate profitably may be negatively affected.

Technological changes affect our business, and we may have fewer resources than many of our competitors to invest in technological improvements.

The financial services industry continues to undergo rapid technological changes with frequent introductions of new technology-driven products and services. In addition to enabling financial institutions to serve clients better, the effective use of technology may increase efficiency and may enable financial institutions to reduce costs. Our future success may depend, in part, upon our ability to use technology to provide products and services that provide convenience to customers and to create additional efficiencies in our operations. We may need to make significant additional capital investments in technology in the future, and we may not be able to effectively implement new technology-driven products and services. Many of our competitors have substantially greater resources to invest in technological improvements.

Our profitability and liquidity may be affected by changes in interest rates and economic conditions.

Our profitability depends upon our net interest income, which is the difference between interest earned on our interest-bearing assets, such as loans and investment securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Our net interest income will be adversely affected if market interest rates change such that the interest we pay on deposits and borrowings increases faster than the interest earned on loans and investments. Interest rates, and consequently our results of operations, are affected by general economic conditions (domestic and foreign) and fiscal and monetary policies. Monetary and fiscal policies may materially affect the level and direction of interest rates. Beginning in June 2004, the Federal Reserve has raised rates ten times for a total increase of 2.5%. Increases in interest rates generally decrease the market values of interest-bearing investments and loans held and therefore may adversely affect our liquidity and earnings. Increased interest rates also generally affect the volume of mortgage loan originations, the resale value of mortgage loans originated for resale, and the ability of borrowers to perform under existing loans of all types.

Risks Related to Our Common Stock

Our common stock has a limited trading market, which may limit your ability to sell your stock.

Our common stock is traded on the Nasdaq National Market under the symbol “SOCB.” Since January 1, 2005, the average weekly trading volume has been approximately 3,000 shares. Accordingly, a shareholder who wishes to sell a large number of shares may experience a delay in selling the shares or have to sell them at a lower price in order to sell them promptly.

We may issue additional securities, which could affect the market price of our common stock and dilute your ownership.

We may issue additional securities to raise additional capital, to support growth, or to make acquisitions. Sales of a substantial number of shares of our common stock after this offering, or the perception by the market that those sales could occur, could cause the market price of our common stock to decline or could make it more difficult for us to raise capital through the sale of common stock or to use our common stock in future acquisitions.

We do not plan to pay cash dividends in the foreseeable future.

We do not plan to pay cash dividends in the foreseeable future. We plan to use the funds that might otherwise be available to pay dividends to expand our business.

Declaration and payment of dividends are within the discretion of our board of directors. Our bank will be our most likely source of funds with which to pay cash dividends. Our bank’s declaration and payment of future dividends to us are within the discretion of the bank’s board of directors, and are dependent upon its earnings, financial condition, its need to retain earnings for use in the business and any other pertinent factors. Payment of dividends by our bank is also subject to various regulatory requirements.

Provisions in our articles of incorporation and South Carolina law may discourage or prevent takeover attempts, and these provisions may have the effect of reducing the market price for our stock.

Our articles of incorporation include several provisions that may have the effect of discouraging or preventing hostile takeover attempts, and therefore of making the removal of incumbent management difficult. The provisions include staggered terms for our board of directors and requirements of supermajority votes to approve certain business transactions. In addition, South Carolina law contains several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors, and may make it more difficult or expensive for a third party to acquire a majority of our outstanding common stock. To the extent that these provisions are effective in discouraging or preventing takeover attempts, they may tend to reduce the market price for our stock.

We have broad discretion to use the net proceeds of this offering.

We expect to use a substantial portion of the net proceeds to enhance and support the equity capital of our bank. We intend to retain the balance of the net proceeds in Southcoast Financial Corporation. The net proceeds retained by Southcoast Financial Corporation will be used for working capital and other general corporate purposes, including providing additional contributions to the bank’s capital as needed to support future loan production and asset growth, branch expansion in new and existing markets, and potential acquisitions to expand our retail branch network. Accordingly, we will have broad discretion as to the application of such proceeds. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use these net proceeds. Our failure to use these funds effectively could have an adverse effect on our financial condition and results of operations.

Our common stock is not insured, so you could lose your total investment.

Our common stock is not a deposit, savings account or obligation of our bank and will not be insured by the Federal Deposit Insurance Corporation or any other government agency. Should our business fail you could lose your total investment.

CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made in this prospectus are “forward-looking statements.”

Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements.

All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “seek,” “estimate,” “continue,” “plan,” “point to,” “project,” “predict,” “could,” “intend,” “target,” “potential,” and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation:

•	future economic and business conditions;

•	lack of sustained growth in the economy of the Greater Charleston area;

•	government monetary and fiscal policies;

•	the effects of changes in interest rates on the levels, composition and costs of deposits, loan demand, and the values of loan collateral, securities, and interest sensitive assets and liabilities;

•	the effects of competition from a wide variety of local, regional, national and other providers of financial, investment, and insurance services;

•	credit risks;

•	the failure of assumptions underlying the establishment of allowance for loan losses and other estimates;

•	the risks of opening new offices, including, without limitation, the related costs and time of building customer relationships and integrating operations as part of these endeavors and the failure to achieve expected gains, revenue growth and/or expense savings from such endeavors;

•	changes in laws and regulations, including tax, banking and securities laws and regulations;

•	changes in accounting policies, rules and practices;

•	changes in technology or products may be more difficult or costly, or less effective than anticipated;

•	the effects of war or other conflicts, acts of terrorism or other catastrophic events that may affect general economic conditions and economic confidence; and

•	other factors and information described in this prospectus and in any of the reports that we file with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

All written or oral forward-looking statements that are made by or attributable to us are expressly qualified in their entirety by this cautionary notice. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date of this prospectus, or after the respective dates on which such statements otherwise are made. We have expressed our expectations, beliefs and projections in good faith and we believe they have a reasonable basis. However, we cannot assure you that our expectations, beliefs or projections will result or be achieved or accomplished.

USE OF PROCEEDS

We estimate that we will receive $             million in net proceeds from the sale of 1,400,000 shares of our common stock, assuming a public offering price of $             per share (the last reported sale price of our common stock on             , 2005,) and after deducting the underwriting discount and other estimated offering expenses. We will receive additional net proceeds of up to $             if the underwriter exercises its option to cover over-allotments in connection with this offering.

We currently intend to use a portion of the net proceeds to enhance and support the equity capital of our bank and intend to retain the balance at the holding company level. The proceeds retained at the holding company level may be used for working capital and other general corporate purposes, including providing additional contributions to the bank’s capital as needed to support future loan production and asset growth, branch expansion in new and existing markets, and potential acquisitions to expand our retail branch network. Our officers and directors will have broad authority in deciding how to use the net proceeds of the offering.

CAPITALIZATION

The following table sets forth our consolidated long-term indebtedness and capitalization at June 30, 2005 on an actual basis and as adjusted to give effect to (i) our issuance of $10.3 million of junior subordinated debentures in connection with a trust preferred securities offering completed on August 5, 2005, and (ii) the sale of 1,400,000 shares of common stock based on a public offering price of $             per share (the last reported sale price of our common stock on                     , 2005), and our receipt of the estimated net proceeds from the sale of the shares. For purposes of this table, our estimated net proceeds will be approximately $             after deducting estimated offering expenses and underwriting discounts and commissions, and we have assumed no exercise of the underwriter’s over-allotment option. If the underwriter’s over-allotment option is exercised in full, 210,000 additional shares would be sold, resulting in aggregate estimated net proceeds of approximately $             after deducting estimated offering expenses and underwriting discounts and commissions. No other change in our consolidated capitalization since June 30, 2005 is reflected in the table. This table should be read together with our consolidated financial statements and related notes in this prospectus.

	At June 30, 2005 (Unaudited)
	Actual	As Adjusted
	(dollars in thousands)
Long-term Indebtedness:(1)
Junior subordinated debentures due May 3, 2032	$4,125		$4,125
Junior subordinated debentures due December 16, 2032	7,220		7,220
Junior subordinated debentures due August 5, 2035	—		10,310

Total long-term indebtedness(2)	11,345		21,655

Shareholders’ Equity:
Common stock, no par value, 20,000,000 shares authorized; 3,334,268 shares outstanding; 4,734,268 shares pro forma(3)	37,837
Retained earnings	954		954
Accumulated other comprehensive income	23		23

Total shareholders’ equity	$38,814	$

Total capitalization	$50,159	$

Capital Ratios:(4)
Leverage ratio	13.02%
Tier 1 risk-based capital ratio	16.83%
Total risk-based capital ratio	18.08%

(1)	Excludes FHLB advances of $55 million which are not included in regulatory capital.
(2)	Total long-term indebtedness is the aggregate outstanding principal balance owed by Southcoast Financial Corporation to the capital trusts before netting of the common securities in the amount of $345,000 at June 30, 2005 and $655,000 as adjusted.
(3)	The table excludes 21,175 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2005 under our stock option plan and 210,000 shares issuable upon exercise of the over-allotment option granted to the underwriter.
(4)	See page 34 for further information regarding capital ratios.

Our articles of incorporation do not presently authorize us to issue preferred stock.

PRICE RANGE FOR OUR COMMON STOCK

Our common stock currently trades on the Nasdaq National Market under the symbol “SOCB.” Prior to November 2003, our common stock traded over the counter and trades were reported on the OTC Bulletin Board under the symbol “SOCB.” The following table shows the reported high and low sale prices of our common stock for the periods indicated. The information below reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The prices have been adjusted to reflect 10% stock dividends declared in 2003, 2004 and 2005 and an additional 5% stock dividend declared in July 2003.

	Year Ended December 31, 2003
	Low	High
First Quarter	$8.76	$12.15
Second Quarter	11.65	13.95
Third Quarter	13.50	17.35
Fourth Quarter	15.78	19.01

	Year Ended December 31, 2004
	Low	High
First Quarter	$18.19	$21.23
Second Quarter	17.86	20.91
Third Quarter	19.09	22.82
Fourth Quarter	23.05	24.68

	Year Ended December 31, 2005
	Low	High
First Quarter	$20.68	$23.52
Second Quarter	21.36	26.90
Third Quarter (through September 9, 2005)	21.00	26.00

On September 9, 2005, the last reported sale price of our common stock as reported by the Nasdaq National Market was $21.50 per share.

As of June 30, 2005, there were approximately 1,450 holders of our common stock.

DIVIDEND POLICY

We have never paid a cash dividend to holders of our common stock, do not presently plan to pay cash dividends in the forseeable future and may never pay cash dividends. We plan to use the funds that might otherwise be available to pay dividends to expand our business and the business of our bank.

If we do pay cash dividends in the future, the most likely source of funds will be dividends paid to us by our bank. However, our board of directors anticipates that all or substantially all of our bank’s earnings in the foreseeable future may be best used in the development of the bank’s business. Declaration and payment of future dividends and the type of dividend, cash or stock, are dependent upon the bank’s earnings, financial condition, its need to retain earnings for use in the business, and other pertinent factors.

The payment of cash dividends to us by the bank may also be affected or limited by other factors, such as the requirements to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the FDIC, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the bank, could include the payment of cash dividends), the FDIC may require, after notice and hearing, that such bank cease and desist from such practice. Paying cash dividends that deplete a bank’s capital base to an inadequate level may constitute an unsafe and unsound banking practice. The FDIC has issued policy statements which provide that insured banks should generally only pay cash dividends out of current operating earnings. Southcoast Community Bank must also obtain the consent of the South Carolina Commissioner of Banking to pay cash dividends.

We have historically granted stock dividends to shareholders. We declared 10% stock dividends in each of 1999, 2001, 2002, 2003, 2004 and 2005 and an additional 5% stock dividend in July 2003 (the 1999 dividend was recorded as an 11-for-10 stock split paid in the form of a dividend). We may grant further stock dividends in the future, but only if our board of directors believes that doing so is in our and our shareholders’ best interest.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion is intended to assist you in understanding the financial condition and results of operations of Southcoast Financial Corporation and subsidiaries and should be read in conjunction with the consolidated financial statements and related notes beginning on page F-2 of this prospectus. All per share data in this discussion has been adjusted to reflect the 10% stock dividends declared in April 2003, 2004 and 2005, as well as the 5% stock dividend declared in July 2003. Many of the amounts and percentages in this section have been rounded for convenience of presentation, but actual recorded amounts have been used in computations. Accordingly, some information may appear not to compute accurately.

Overview

During the first six months of 2005 our net income was 44.7% greater than our net income for the same period in 2004. All of the major components of net income showed substantial increases. Net interest income was up by 33.3% primarily as the result of increases in average loans and higher average interest rates on total earning assets which were not completely offset by increases in the average amounts and volumes of interest-bearing liabilities. Noninterest income and noninterest expense also rose substantially in 2005 as compared to the first six months of 2004. Noninterest income benefited from increased loan fees on the sale of loans while noninterest expense was impacted by the opening of new branches and the employment of additional personnel. At June 30, 2005 our total assets had increased by 11.3% over our total assets at year end 2004 and by 30.7% over our total assets at June 30, 2004. Our growth in 2005 continued to be driven by the impact of our recently opened branches, the continued growth of our older branches and our marketing efforts, as well as by the growth of our market areas.

We also grew significantly in 2003 and 2004. The growth and maturity of existing branches coupled with our ongoing marketing efforts resulted in a 39.9% increase in average earning assets in 2004 after a 48.5% increase in 2003. Although the generally lower interest rate environment that prevailed during most of 2003 and 2004 reduced our net interest margins slightly, total net interest income for 2004 was 35.3% higher than 2003 and 44.0% higher in 2003 than in 2002. Noninterest income rose by $988,600, or 57.8%, in 2004 as a result of gains on the sale of excess real estate while in 2003 noninterest income remained flat as compared to 2002. Noninterest expenses also rose substantially in 2003 and 2004, by 26.8% and 29.1% respectively, as a result primarily of increased salaries and benefits due to additional staffing for new and existing offices as well as increases in levels of salary and benefits. All of these factors helped us achieve a 75.0% increase in net income for 2004 and a 48.6% increase for 2003.

Critical Accounting Policies

We have adopted various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant policies are described in the notes to the consolidated financial statements.

Certain accounting policies involve significant judgments and assumptions by management which have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management in these critical accounting policies are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates, which could have a material impact on the carrying values of our assets and liabilities and our results of operations.

We believe the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in preparation of our consolidated financial statements. Refer to the discussion under the “Allowance for Loan Losses” heading under “Comparison of Years Ended December 31, 2004, 2003 and 2002” below and to Note 1 to our consolidated financial statements for a detailed description of our estimation process and methodology related to the allowance for loan losses.

COMPARISON OF THREE AND SIX-MONTH PERIODS ENDED JUNE 30, 2005 AND 2004

Results of Operations

Overview

Our net income for the six months ended June 30, 2005 was $1.8 million or $0.56 per basic share, compared to $1.3 million, or $0.39 per basic share, for the six months ended June 30, 2004. The average number of shares outstanding for the six months ended June 30, 2005 was 3,311,051 compared to 3,256,405 for the period ended June 30, 2004.

Our net income for the three months ended June 30, 2005 was $953,444 or $0.29 per basic share, compared to $655,917 or $0.20 per basic share for the three months ended June 30, 2004. The average number of shares outstanding for the quarter ended June 30, 2005 was 3,331,838 compared to 3,262,094 for the period ended June 30, 2004.

Net Interest Income

Net interest income is the amount of interest earned on interest earning assets (loans, investment securities, interest earning deposits in other banks and federal funds sold), less the interest expenses incurred on interest bearing liabilities (interest bearing deposits and borrowed money), and is the principal source of our bank’s earnings. Net interest income is affected by the level of interest rates, volume and mix of interest earning assets and interest bearing liabilities and the relative funding of these assets. Net interest income, the principal source of our earnings, was $6.5 million for the six months ended June 30, 2005, compared to $4.9 million for the six months ended June 30, 2004.

Changes that affect net interest income include changes in the average rate earned on interest earning assets, changes in the average rate paid on interest bearing liabilities and changes in the volume of interest earning assets and interest bearing liabilities.

Average earning assets for the six months ended June 30, 2005 increased 38.3% to $359.7 million from the $260.0 million reported for the six months ended June 30, 2004. The increase was mainly attributable to the increase in loans supported by a $92.4 million increase in average interest bearing liabilities and a $10.8 million increase in non-interest bearing liabilities, which consisted primarily of deposit growth attributable to the continued growth of the Charleston market area, growth in our branches, and our marketing efforts.

The following table compares the average balances, yields and rates for the interest sensitive segments of our balance sheets for the six months ended June 30, 2005 and 2004. The increase in net interest income is due to increased volume of earning assets, partially offset by a 14 basis point decrease in our net interest margin.

	For the six months ended June 30, 2005			For the six months ended June 30, 2004
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate(1)	Average Balance	Income/ Expense	Yield/ Rate(1)
Assets
Federal funds sold	$17,782	$236	2.66%	$13,336	$61	0.91%
Taxable investments	27,938	608	4.35	22,818	388	3.40
Non-taxable investments	401	12	5.99	5,898	50	1.70
Loans(2)(3)	313,543	9,964	6.36	217,970	7,005	6.43

Total earning assets	359,664	10,820	6.02	260,022	7,504	5.77

Other assets	25,511			18,247

Total assets	$385,175			$278,269

Liabilities
Savings deposits	$63,015	$462	1.47	$47,098	297	1.26
Time Deposits	183,928	2,623	2.85	125,085	1,420	2.27
FHLB advances	51,425	899	3.49	33,804	650	3.85
Subordinated debt	11,345	351	6.19	11,345	258	4.55

Total interest bearing liabilities	309,713	4,335	2.80	217,332	2,625	2.42

Non-interest bearing demand deposits	36,154			25,657
Other liabilities	1,764			1,426

Total liabilities	347,631	4,335	2.49	244,415	2,625	2.15

Shareholders’ equity	37,544			33,854

Total liabilities and shareholders’ equity	$385,175			$278,269

Net interest spread(4)			3.22%			3.35%
Net interest income/margin(5)		$6,485	3.61%		$4,879	3.75%

(1)	Annualized.
(2)	Does not include nonaccruing loans.
(3)	Includes loan fees of $617,059 in 2005 and $574,040 in 2004.
(4)	Total interest earning assets yield less total interest bearing liabilities rate.
(5)	Net interest income divided by total interest earning assets.

As reflected above, for the six months ended June 30, 2005, the average yield on earning assets was 6.02%, while the average cost of interest bearing liabilities was 2.80%. For the six months ended June 30, 2004, the average yield on earning assets was 5.77% and the average cost of interest bearing liabilities was 2.42%. The increases in the yield on earning assets and the rates paid on interest bearing liabilities are attributable to the market interest rate increases over the last year. The net interest margin is computed by subtracting interest expense from interest income and dividing the resulting figure by average total earning assets. The net interest margin for the six months ended June 30, 2005 was 3.61% compared to 3.75% for the six months ended June 30, 2004. The decrease in the net interest margin is primarily attributable to the issuance of $20.3 million dollars of longer term brokered certificates of deposit in January 2005 in anticipation of increases in deposit rates. These increased deposits were invested in liquid assets earning less than the rates we paid on deposits for some portion of the six month period ended June 30, 2005. The cost of total liabilities was 2.49% for the six months ended June 30, 2005 compared to 2.15% for the six months ended June 30, 2004.

Average earning assets for the three months ended June 30, 2005 increased 28.8% to $362.6 million from the $281.4 million reported for the three months ended June 30, 2004. The increase was mainly attributable to the increase in loans supported by a $72.0 million increase in average interest bearing liabilities which consisted primarily of deposit growth attributable to the continued growth of the Charleston market area, growth in our branches, and our marketing efforts.

The following table compares the average balances, yields and rates for the interest sensitive segments of our balance sheets for the three months ended June 30, 2005 and 2004. The increase in net interest income is due to increased volume of earning assets, coupled with a nine basis point increase in our net interest margin.

	For the three months ended June 30, 2005			For the three months ended June 30, 2004
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate(1)	Average Balance	Income/ Expense	Yield/ Rate(1)
Assets
Federal funds sold	$16,773	$121	2.88%	$17,265	$40	0.93%
Taxable investments	30,208	331	4.38	26,167	204	3.12
Non-taxable investments	401	6	6.18	11,795	51	1.71
Loans(2)(3)	315,213	5,110	6.48	226,156	3,688	6.52

Total earning assets	362,595	5,568	6.14	281,383	3,983	5.66

Other assets	26,062			19,600

Total assets	$388,657			$300,983

Liabilities
Savings deposits	$68,135	$270	1.58	$50,030	152	1.22
Time deposits	178,000	1,333	3.00	142,411	839	2.35
FHLB advances	50,407	446	3.54	32,099	320	3.99
Subordinated debt	11,345	183	6.46	11,345	128	4.52

Total interest bearing liabilities	307,887	2,232	2.90	235,885	1,439	2.44

Non-interest bearing demand deposits	40,162			29,591
Other liabilities	2,239			1,756

Total liabilities	350,288	2,232	2.55	267,232	1,439	2.15

Shareholders’ equity	38,369			33,751

Total liabilities and shareholders’ equity	$388,657			$300,983

Net interest spread(4)			3.24%			3.22%
Net interest income/margin(5)		$3,336	3.68%		$2,544	3.62%

(1)	Annualized.
(2)	Does not include nonaccruing loans.
(3)	Includes loan fees of $358,219 in 2005 and $347,378 in 2004.
(4)	Total interest earning assets yield less total interest bearing liabilities rate.
(5)	Net interest income divided by total interest earning assets.

As reflected above, for the three months ended June 30, 2005, the average yield on earning assets was 6.14%, while the average cost of interest bearing liabilities was 2.90%. For the three months ended June 30, 2004, the average yield on earning assets was 5.66% and the average cost of interest bearing liabilities was 2.44%. The increases in the yield on earning assets and the rates paid on interest bearing liabilities are attributable to the market interest rate increases over the last year and the maturing of lower yielding certificates of deposits. The net interest margin for the three months ended June 30, 2005 was 3.68% compared to 3.62% for the three months ended June 30, 2004. The increase in the net interest margin is primarily attributable to the change in the mix of earning assets and the rise in rates over the last year. The cost of total liabilities was 2.55% for the three months ended June 30, 2005 compared to 2.15% for the three months ended June 30, 2004.

Net interest income can also be analyzed in terms of the impact of changing rates and changing volumes. The following table describes the extent to which changes in interest rates and changes in the volume of earning assets and interest bearing liabilities have affected our interest income and interest expense during the periods indicated. Information on changes in each category attributable to (i) changes due to volume (change in volume multiplied by prior period rate), (ii) changes due to rates (change in rate multiplied by prior period volume) and (iii) changes in rate/volume (change in rate multiplied by the change in volume) is provided as follows:

	Analysis of Changes in Net Interest Income
	For the six months ended June 30, 2005 versus six months ended June 30, 2004(1)			For the three months ended June 30, 2005 versus three months ended June 30, 2004(1)
(Dollars in thousands)	Volume	Rate	Net Change	Volume	Rate	Net Change
Interest income:
Federal funds sold	$20	$155	$175	$(1)	$82	$81
Taxable investments	87	133	220	31	96	127
Non-taxable investments	(47)	9	(38)	(49)	4	(45)
Net loans(2)	3,073	(115)	2,958	1,452	(30)	1,422

Total interest income	3,133	182	3,315	1,433	152	1,585
Interest expense:
Savings deposits	100	66	166	55	62	117
Time deposits	641	561	1,202	221	273	494
FHLB advances	339	(90)	249	183	(57)	126
Subordinated debt	0	92	92	0	55	55

Total interest expense	1,080	629	1,709	459	333	792

Net interest income	$2,053	$(447)	$1,606	$974	$(181)	$793

(1)	Changes in rate/volume have been allocated on a consistent basis to rate.
(2)	Includes loan fees of $617,069 and $574,040, respectively, for the six months ended June 30, 2005 and 2004 and $358,219 and $347,378, respectively, for the three months ended June 30, 2005 and 2004.

Noninterest Income and Expenses

Noninterest income for the six months ended June 30, 2005 was $916,827 compared to $672,668 for the six months ended June 30, 2004. This $244,159 increase is mainly attributable to a $149,106 increase in fees on loans sold and gains on securities sold of $46,653.

Noninterest expenses for the six months ended June 30, 2005 were $4.3 million, compared to $3.4 million for the six months ended June 30, 2004. The increase of $877,361 is mainly attributable to increases in salaries and benefits, furniture and equipment expense and administrative expenses. These increases primarily relate to expenditures associated with the opening of the Summerville branch in February 2004 and the opening of the Goose Creek branch in the fourth quarter of 2004, as well as the increase in administrative staff to support the growth of our operations.

Noninterest income for the three months ended June 30, 2005 was $450,944 compared to $358,077 for the three months ended June 30, 2004. This $92,867 increase is attributable to a $52,255 increase in fees on loans sold and a $27,336 increase in gains on securities sold.

Noninterest expenses for the three months ended June 30, 2005 were $2.2 million, compared to $1.8 million for the three months ended June 30, 2004. The increase of $383,971 is mainly attributable to increases in salaries and benefits, occupancy expense, and other operating expenses. These increases primarily relate to expenditures associated with the opening of the Goose Creek branch in the fourth quarter of 2004, as well as the increase in administrative staff to support the growth of our operations.

Financial Condition

Liquidity

Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in the most timely and economical manner. Some liquidity is ensured by maintaining assets which may be immediately converted into cash at minimal cost (amounts due from banks and federal funds sold). However, the most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within our bank’s service area. Core deposits (total deposits less certificates for $100,000 or more, wholesale and broker time deposits) provide a relatively stable funding base, and were equal to 49.0% of total deposits at June 30, 2004. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold and funds from maturing loans. Our bank is a member of the Federal Home Loan Bank of Atlanta (“FHLBA”) and, as such, has the ability to borrow against a pledge of its 1-4 family residential mortgage loans. We also have a $5.3 million line of credit with The Bankers Bank of Atlanta and a $3.5 million line of credit with First Tennessee Bank. We are in the process of opening one new branch office and a new operations center. The total unexpended cost of these facilities is $1.3 million. The funding for these offices will come from normal operations. Management believes that our liquidity sources are adequate to meet our normal operating needs.

On August 5, 2005, we issued $10 million in trust preferred securities through our wholly-owned subsidiary, Southcoast Capital Trust III. The securities pay quarterly interest at an annual rate equal to 3 month LIBOR plus 1.50% and have a 30-year maturity. Management believes these securities provide us with additional liquidity and regulatory capital to support our continued growth.

Loans

Commercial loans (most of which are incidentally secured with real estate) totaling $150.0 million made up 47.5% of the total loan portfolio as of June 30, 2005. Loans secured by real estate for construction and land development totaled $36.1 million or 11.4% of the portfolio while all other loans secured by real estate totaled $129.6 million or 41.0% of the total loan portfolio, as of June 30, 2005. Installment loans and other consumer loans to individuals comprised $3.8 million or 1.2% of the total loan portfolio. The allowance for loan losses was 1.16% of loans as of June 30, 2005 compared to 1.15% as of December 31, 2004. In management’s opinion, the allowance for loan losses is adequate to absorb anticipated losses inherent in our bank’s loan portfolio. At June 30, 2005, we did not have any loans 90 days delinquent and still accruing interest and had $578,455 of non-accruing loans and $70,000 of other real estate owned. The majority of the non-accruing loans are secured by real estate.

Deposits

Deposits increased $47.3 million during the first six months of 2005 to $305.5 million at June 30, 2005. The increase was attributable to several factors. Noninterest bearing deposits increased $20.2 million during our bank’s first six months as a result of seasonal increases in some business accounts and the continuing maturing of our bank’s branches. Certificates of deposits from retail customers increased approximately $5.6 million during the first six months, and money market and savings accounts increased $6.0 million due to normal growth of our bank. Brokered deposits increased $16.6 million because our bank purchased some longer term deposits in anticipation of potentially higher interest rates.

Capital Resources

Our capital base increased by $2.2 million for the first six months of 2005, due to operating income and capital raised through our Employee Stock Purchase Plans and the exercise of stock options, offset by unrealized losses on available-for-sale securities. Our Tier 1 capital to average assets ratio was 13.02% as of June 30, 2005 compared to 13.64% as of December 31, 2004.

The Federal Reserve Board and other bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 100%. Under the risk-based standard, capital is classified into two tiers. Our Tier 1 capital consists of common shareholders’ equity minus certain intangible assets plus junior subordinated debt subject to certain limitations. Our Tier 2 capital consists of the allowance for loan losses subject to certain limitations. A bank holding company’s qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital. Southcoast and our bank are also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio. Only the strongest bank holding companies and banks are allowed to maintain capital at the minimum requirement. All others are subject to maintaining ratios 100 to 200 basis points above the minimum. As of June 30, 2005, we and our subsidiary bank exceeded our capital requirements as shown in the following table.

	Capital Ratios
	Actual		Well Capitalized Requirement		Adequately Capitalized Requirement
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Our Bank
Total capital (to risk-weighted assets)	$35,587	12.59%	$28,273	10.00%	$22,619	8.00%
Tier 1 capital (to risk-weighted assets)	32,312	11.43%	16,964	6.00%	11,309	4.00%
Tier 1 capital (to average assets)	32,312	8.70%	18,563	5.00%	14,850	4.00%

Southcoast
Total capital (to risk-weighted assets)	$53,856	18.08%	$29,787	10.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	50,136	16.83%	17,873	6.00%	N/A	N/A
Tier 1 capital (to average assets)	50,136	13.02%	19,259	5.00%	N/A	N/A

Off-Balance Sheet Arrangements

We make contractual commitments to extend credit and issue standby letters of credit in the ordinary course of our business activities. These commitments are legally binding agreements to lend money to customers at predetermined interest rates for a specified period of time. In addition to commitments to extend credit, we also issue standby letters of credit which are assurances to a third party that they will not suffer a loss if our customer fails to meet a contractual obligation to the third party. At June 30, 2005, we had issued commitments to extend credit of $36.9 million and standby letters of credit of $1.1 million through various types of commercial lending arrangements. Approximately $30.8 million of these commitments to extend credit had variable rates.

The following table sets forth the length of time until maturity for unused commitments to extend credit and standby letters of credit at June 30, 2005.

(Dollars in thousands)	Within One Month	After One Through Three Months	After Three Through Twelve Months	Within One Year	Greater Than One Year	Total
Unused commitments to extend credit	$2,271	$2,560	$15,754	$20,585	$16,341	$36,926
Standby letters of credit	103	305	593	1,001	60	1,061

Totals	$2,374	$2,865	$16,347	$21,586	$16,401	$37,987

Based on historical experience, many of the commitments and letters of credit will expire unfunded. Accordingly, the amounts shown in the table above do not necessarily reflect our need for funds in the periods shown. Further, through our various sources of liquidity, we believe that we will be able to fund these obligations as they arise.

We evaluate each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on our credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, commercial and residential real estate.

COMPARISON OF YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

Results of Operations

Overview

We had net income from operations for the year ended December 31, 2004 of $3.0 million, or $0.91 per basic share, compared to net income for the year ended December 31, 2003 of $1.7 million or $0.83 per basic share. We had net interest income of $10.7 million for 2004 as compared to $7.9 million for 2003. We also had noninterest income (principally service charges, gains on sale of assets, fees and commissions) of $2.7 million in 2004 and $1.7 million in 2003. We provided $1.1 million and $735,000 to our allowance for loan losses in 2004 and 2003, respectively, and had noninterest expenses (principally salaries and benefits, occupancy and equipment expenses) of $8.0 million in 2004 and $6.2 million in 2003.

We had net income from operations for the year ended December 31, 2003 of $1.7 million, or $0.83 per basic share, compared to net income for the year ended December 31, 2002 of $1.1 million or $0.62 per basic share. We had net interest income of $7.9 million for 2003 as compared to $5.5 million for 2002. We also had noninterest income (principally service charges, gains on sale of assets, fees and commissions) of $1.7 million in 2003 and $1.8 million in 2002. We provided $735,000 and $479,930 to our allowance for loan losses in 2003 and 2002, respectively, and had noninterest expenses (principally salaries and benefits, occupancy and equipment expenses) of $6.1 million in 2003 and $4.9 million in 2002.

Net Interest Income

During the year ended December 31, 2004, net interest income was $10.7 million. For the year ended December 31, 2003, net interest income was $7.9 million. This increase was primarily attributable to an increase in volume as average interest earning assets increased to $282.9 million in 2004 from $201.7 million in 2003. The increase in volume was attributable to the growth of our commercial lending and the continued maturing of the branch network as well as the opening of new branches. The average yield on interest earning assets decreased from 6.18% to 5.88% from 2003 to 2004, while the average cost of interest bearing liabilities decreased from 2.61% to 2.47%. The net yield on average interest earning assets decreased from 3.90% in 2003 to 3.79% in 2004.

During the year ended December 31, 2003, net interest income was $7.9 million. For the year ended December 31, 2002, net interest income was $5.5 million. This increase was primarily attributable to an increase in volume as average interest earning assets increased to $201.7 million in 2003 from $135.8 million in 2002. The increase in volume was attributable to the growth of our commercial lending and the continued maturing of the branch network as well as the opening of new branches. The average yield on interest earning assets decreased from 6.90% to 6.18% from 2002 to 2003, while the average cost of interest bearing liabilities decreased from 3.27% to 2.61%. The net yield on average interest earning assets decreased from 4.02% in 2002 to 3.90% in 2003.

The following tables set forth, for the periods indicated, certain information related to our average balance sheet and its average yields on assets and average rates paid on liabilities. Such yields and rates are derived by dividing income or expense by the average balance of the corresponding assets or liabilities.

	For the year ended December 31, 2004			For the year ended December 31, 2003			For the year ended December 31, 2002
(Dollars in thousands)	Average Balance(1)	Income/ Expense	Yield/ Rate	Average Balance(1)	Income/ Expense	Yield/ Rate	Average Balance(1)	Income/ Expense	Yield/ Rate
Assets:
Federal funds sold	$8,447	$91	1.07%	$12,468	$130	1.04%	$10,581	$169	1.60%
Taxable investments	24,565	928	3.78	12,575	420	3.34	7,402	315	4.26
Non-taxable investments	4,984	90	1.80	0	0	—	0	0	—
Loans(2)(3)	244,861	15,519	6.34	176,688	11,911	6.74	117,825	8,888	7.54

Total earning assets	282,857	16,628	5.88	201,731	12,461	6.18	135,808	9,372	6.90

Other assets	20,163			13,041			10,430

Total assets	$303,020			$214,772			$146,238

Liabilities:
Savings deposits	$50,414	639	1.27	$37,116	429	1.16	$26,429	385	1.46
Time deposits	136,197	3,222	2.37	100,774	2,482	2.46	70,435	2,420	3.44
FHLB borrowings	40,810	1,489	3.65	27,245	1,163	4.27	19,809	945	4.76
Subordinated debt	11,369	554	4.87	11,372	529	4.66	3,018	164	5.51

Total interest bearing liabilities	238,790	5,904	2.47	176,507	4,603	2.61	119,691	3,914	3.27

Noninterest bearing demand deposits	27,626			20,462			13,960
Other liabilities	1,773			1,467			459

Total liabilities	268,189			198,436			134,110

Shareholders’ equity	34,831			16,336			12,128

Total liabilities and shareholders’ equity	$303,020			$214,772			$146,238

Net interest spread(4)			3.41%			3.57%			3.63%
Net interest income and net yield on earning assets(5)		$10,724	3.79%		$7,858	3.90%		$5,458	4.02%

Interest free funds supporting earning assets(6)	$44,067			$25,224			$16,117

(1)	Average balances are computed on a daily basis.
(2)	Does not include nonaccruing loans.
(3)	Includes loan fees of $1.2 million in 2004, $1.1 million in 2003, and $671,049 in 2002.
(4)	Total interest earning assets yield less total interest bearing liabilities rate.
(5)	Net interest income divided by total interest earning assets.
(6)	Total interest earning assets less total interest bearing liabilities.

The following table presents changes in our net interest income which are primarily a result of changes in the volumes and rates of our interest earning assets and interest bearing liabilities.

	Analysis of Changes in Net Interest Income
	For the year ended December 31, 2004 versus the year ended December 31, 2003(1)			For the year ended December 31, 2003 versus the year ended December 31, 2002(1)
(Dollars in thousands)	Volume	Rate	Net Change	Volume	Rate	Net Change
Interest income:
Federal funds sold	$(42)	$3	$(39)	$30	$(69)	$(39)
Taxable investments	401	106	507	221	(116)	105
Non-taxable investments	90	0	90	0	0	0
Net loans(2)	4,595	(987)	3,608	4,438	(1,415)	3,023

Total interest income	5,044	(878)	4,166	4,689	(1,600)	3,089

Interest expense:
Savings deposits	154	55	209	156	(112)	44
Time deposits	874	(135)	739	1,034	(972)	62
FHLB advances	594	(268)	326	337	(117)	220
Subordinated debt	0	26	26	430	(67)	363

Total interest expense	1,622	(322)	1,300	1,957	(1,268)	689

Net interest income	$3,422	$(556)	$2,866	$2,732	$(332)	$2,400

(1)	Volume-rate changes have been allocated to each category based on a consistent basis between rate and volume.
(2)	Includes loan fees of $1.2 million in 2004, $1.1 million in 2003, and $671,049 in 2002.

During 2005, management expects that interest rates will not radically change. Therefore, any improvements in net interest income for 2005 are expected to be largely the result of increases in the volume and changes in the mix of interest-earning assets and liabilities. Management expects to continue to use aggressive marketing strategies to increase our bank’s market share for both deposits and quality loans within its service areas in the Charleston, South Carolina metropolitan area. These strategies involve offering attractive interest rates and continuing our bank’s commitment to providing outstanding customer service.

Market Risk—Interest Rate Sensitivity

Market risk is the risk of loss from adverse changes in market prices and rates. Our market risk arises principally from interest rate risk inherent in our lending, deposit and borrowing activities. Management actively monitors and manages its interest rate risk exposure. Although we manage other risks, such as credit quality and liquidity risk in the normal course of business, management considers interest rate risk to be our most significant market risk and this risk could potentially have the largest material effect on our financial condition and results of operations. Other types of market risk such as foreign currency exchange risk and commodity price risk do not affect us.

Achieving consistent growth in net interest income is the primary goal of our asset/liability function. We attempt to control the mix and maturities of assets and liabilities to achieve consistent growth in net interest income despite changes in market interest rates. We seek to accomplish this goal while maintaining adequate liquidity and capital. Our asset/liability mix is sufficiently balanced so that the effect of interest rates moving in either direction is not expected to be material over time.

Interest rate sensitivity management is concerned with the timing and magnitude of repricing assets compared to liabilities and is an important part of asset/liability management. It is the objective of interest rate sensitivity management to generate stable growth in net interest income and to control the risks associated with interest rate movement. Management constantly reviews interest rate risk exposure and the expected interest rate environment so that adjustments in interest rate sensitivity can be made in a timely manner.

Our bank’s Asset/Liability Committee uses a simulation model to assist in achieving consistent growth in net interest income while managing interest rate risk. The model takes into account interest rate changes as well as changes in the mix and volume of assets and liabilities. The model simulates our bank’s balance sheet and income statement under several different rate scenarios. The model’s input (such as interest rates and levels of loans and deposits) are updated on a quarterly basis in order to obtain the most accurate forecast possible. The forecast presents information over a twelve-month period. It reports a base case in which interest rates remain flat and variations that occur when rates increase or decrease 100, 200 and 300 basis points. According to the model as of December 31, 2004, our bank is positioned so that net interest income would increase $388,000, and net income would increase $247,000 if rates were to rise 100 basis points in the next twelve months. Conversely, net interest income would decline $450,000, and net income would decrease $285,000 if interest rates were to decline 100 basis points. Computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates and loan prepayment, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions our bank could undertake in response to changes in interest rates or the effects of responses by others, including borrowers and depositors.

The “Interest Sensitivity Analysis” table below indicates that, on a cumulative basis through twelve months, repricing rate sensitive assets exceeded rate sensitive liabilities, resulting in an asset sensitive position at December 31, 2004 of $47.0 million for a cumulative gap ratio of 14.26%. When interest sensitive liabilities exceed interest sensitive assets for a specific repricing “horizon”, a negative interest sensitivity gap results. The gap is positive when interest sensitive assets exceed interest sensitive liabilities. For a bank with a positive gap, such as our bank, rising interest rates would be expected to have a positive effect on net interest income and falling rates would be expected to have the opposite effect.

The table below reflects the balances of interest-earning assets and interest-bearing liabilities at the earlier of their repricing or maturity dates. Amounts of fixed rate loans are reflected at the earlier of their contractual maturity date or the date at which the loans may be repriced contractually. Interest-earning deposits in other banks are reflected in the deposits’ maturity dates. Repurchase agreements and other borrowed funds are reflected in the earliest contractual repricing interval due to the immediately available nature of these funds. Interest-bearing liabilities with no contractual maturity, such as interest-bearing transaction accounts and savings deposits, are reflected in the earliest repricing interval due to contractual arrangements which give management the opportunity to vary the rates paid on these deposits within a 30-day or shorter period. However, our bank is under no obligation to vary the rates paid on those deposits within any given period. Fixed rate time deposits are reflected at their contractual maturity dates. Fixed rate advances are reflected at their contractual maturity dates, and variable rate advances are reflected in the earliest repricing interval since they were borrowed under the daily rate credit option, and reprice daily.

Interest Sensitivity Analysis

(Dollars in thousands)	Within Three Months	After Three Through Twelve Months	One Through Five Years	Greater Than Five Years	Total
Assets
Interest earning assets:
Interest earning deposits in other banks	$7,113	$—	$—	$—	$7,113
Federal funds sold	4,236	—	—	—	4,236
Investment securities	1,735	1,575	8,470	9,958	21,738
Loans:
Fixed rate	7,746	24,051	14,333	24,575	70,705
Variable rate	225,906	—	—	—	225,906

Total earning assets	246,736	25,626	22,803	34,533	329,698

Liabilities
Interest bearing liabilities:
Interest bearing deposits:
Interest bearing transaction accounts	15,701	—	—	—	15,701
Savings and money market	36,493	—	—	—	36,493
Time deposits $100M and over	31,338	62,626	25,900	5,357	125,221
Other time deposits	24,773	26,070	1,670	271	52,784

Total interest bearing deposits	108,305	88,696	27,570	5,628	230,199
Trust preferred and FHLB advances	18,345	10,000	20,000	21,000	69,345

Total interest bearing liabilities	$126,650	$98,696	$47,570	$26,628	$299,544

Interest sensitivity gap	$120,086	$(73,070)	$(24,767)	$7,905

Cumulative interest sensitivity gap	$120,086	$47,016	$22,249	$30,154

Ratio of cumulative gap to total earning assets	36.42%	14.26%	6.75%	9.15%

Provision for Loan Losses

The allowance for loan losses, established through charges to expense in the form of a provision for loan losses, allows for estimated loan losses inherent in our loan portfolio. Loan losses or recoveries are charged or credited directly to the allowance. The level of the allowance for loan losses is based on management’s judgment as to the amount required to maintain an allowance adequate to provide for probable losses which have been incurred in the loan portfolio as of the balance sheet date, although the exact amount of such losses and the specific loans cannot be identified yet. We provided $1.1 million, $735,000 and $479,930 to the allowance during the years ended December 31, 2004, 2003 and 2002, respectively. The increases were attributable to the increase in loans outstanding.

Noninterest Income

Noninterest income, which consists primarily of service fees on deposit accounts, fees on loans sold and other fee income, increased by $988,600 for the year ended December 31, 2004. The increase is primarily the result of gains on sales of securities and fixed assets of $1.2 million in 2004 compared to no gains in 2003, and increases in fees on deposits accounts, which were offset by decreases in fees on loans sold from 2003 to 2004. For the year ended December 31, 2003 compared to December 31, 2002, total noninterest income decreased by $55,953, primarily as a result of no gains on sales of securities in 2003 compared to gains on sale of securities of $198,516 in 2002, offset by increases in fees on deposits and rental income.

Noninterest Expenses

Noninterest expenses, which consist primarily of salaries and employee benefits, net occupancy, and furniture and equipment expenses, totaled $8.0 million for the year ended December 31, 2004 as compared to $6.2 million for the year ended December 31, 2003. For the year ended December 31, 2003 compared to December 31, 2002 total noninterest expenses increased $1.3 million. The increase in noninterest expenses was due to normal increases in salary and benefits, increases in staff and facilities needed to support the increase in assets and the opening of new branch offices.

Income Taxes

We recorded a tax expense of $1.3 million, $959,177 and $732,900 for the years ended December 31, 2004, 2003 and 2002, respectively. We account for income taxes under SFAS No. 109, “Accounting for Income Taxes.” Certain items of income and expense (principally provision for loan losses and depreciation) are included in one reporting period for financial accounting purposes and another for income tax purposes. Our effective tax rates for 2004, 2003 and 2002 were 30.33%, 36.01% and 39.00% respectively.

Financial Condition

Investment Portfolio

As of December 31, 2004, our investment portfolio comprised approximately 5.9% of our total assets. The following table summarizes the carrying value amounts of available for sale securities held by us at December 31, 2004, 2003 and 2002. Available-for-sale securities are stated at estimated fair value. We had no securities which were held to maturity at December 31, 2004, 2003 or 2002.

Securities Portfolio Composition

	December 31,
	2004			2003			2002
(Dollars in thousands)	Book Value	Net Unrealized Holding Gain/(Loss)	Fair Value	Book Value	Net Unrealized Holding Gain/(Loss)	Fair Value	Book Value	Net Unrealized Holding Gain/(Loss)	Fair Value
Available-for-sale
U.S. government agencies	$6,496	$(16)	$6,480	$7,685	$(18)	$7,667	$4,885	$63	$4,948
Mortgage-backed	13,545	212	13,757	11,133	188	11,321	—	—	—
Non-taxable investments	401	—	401	—	—	—	—	—	—
Other investments	1,100	—	1,100	1,000	5	1,005	1,000	—	1,000

Total	$21,542	$196	$21,738	$19,818	$175	$19,993	$5,885	$63	$5,948

The following table presents maturities and weighted average yields of securities available-for-sale at December 31, 2004. Available-for-sale securities are stated at estimated fair value. There were no available-for-sale securities with maturities in time periods not presented in the table. Equity securities have no maturity and are shown as a separate category. Yields on tax exempt obligations have not been computed on a tax equivalent basis.

Securities Portfolio Maturities and Yields

	December 31, 2004
(Dollars in thousands)	Fair Value	Yield
U.S. government agency obligations
Due from one to five years	$6,480	3.44%

Mortgage-backed
Due within one year	$555	5.03%
Due after five to ten years	2,564	3.99
Due after ten years	10,638	5.01

Total	$13,757	4.82%

U. S. States and political subdivisions
Due after ten years	$401	3.85%

Total	$401	3.85%

Other investments
Due within one year	$500	4.75%
Due after ten years	500	5.25
Equity securities	100	—

Total	$1,100	4.55%

Loan Portfolio

Management believes the loan portfolio is adequately diversified. There are no significant concentrations of loans in any particular individuals or industry or group of related individuals or industries, and there are no foreign loans. Nearly all of the loans are to borrowers in, or secured by real estate located in, our market area.

The amount of loans outstanding are shown in the following table according to type of loan for the following dates:

Loan Portfolio Composition

	December 31,
(Dollars in thousands)	2004	2003	2002	2001	2000
Commercial	$144,908	$113,621	$78,793	$45,435	$27,938
Real estate—construction	46,928	21,671	16,826	103	874
Real estate—mortgage	101,216	62,543	35,649	46,553	42,936
Consumer	3,559	4,274	5,117	4,861	3,071

Total loans	296,611	202,109	136,385	96,952	74,819
Less allowance for loan losses	(3,404)	(2,377)	(1,656)	(1,215)	(941)

	$293,207	$199,732	$134,729	$95,737	$73,878

A certain degree of risk is inherent in the extension of credit. Management has established loan and credit policies designed to control both the types and amounts of risks assumed and to ultimately minimize losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines.

Commercial loans primarily represent loans made to businesses and may be made on either a secured or an unsecured basis. Approximately 49.4% of our bank’s loan portfolio at December 31, 2004 was composed of commercial loans. When taken, collateral may consist of liens on receivables, equipment, inventories, furniture and fixtures and other business assets, but will usually be local real estate. Commercial loans are usually made to businesses to provide working capital, expand physical assets or acquire assets. Commercial loans will generally not exceed a 20-year maturity and will usually have regular amortization payments. Commercial loans to most business entities require guarantees of their principals. Commercial lending involves significant risk because repayment usually depends on the cash flows generated by a borrower’s business, and the debt service capacity of a business can deteriorate because of downturns in national and local economic conditions, as well as situations particular to a borrower’s business or industry. To control risk, initial and continuing financial analysis of a borrower’s financial information is required.

Real estate construction loans represent 16.0% of the loan portfolio and typically consist of financing the construction of 1-4 family dwellings and some non-farm, non-residential real estate. Usually, loan-to-cost ratios are limited to 80% and permanent financing commitments are required prior to the advancement of loan proceeds.

Loans secured by real estate mortgages comprised nearly 34.5% of our bank’s loan portfolio at December 31, 2004. Residential real estate loans consist mainly of first and second mortgages on single family homes, with some multifamily loans. Loan-to-value ratios for these instruments are generally limited to 80%. Non-farm, non-residential loans are secured by business and commercial properties acquired using the loan proceeds and having loan-to-value ratios that are generally limited to 80%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment.

The change in our bank’s loan mix at December 31, 2004 from year end December 31, 2003 is the direct result of management’s decision to retain some of the variable rate mortgage loans originated by our bank in our loan portfolio. We still sell the majority of our mortgage loans in order to fund higher yielding commercial loans and the continuation of a strong commercial market in the Charleston area.

Maturity and Interest Sensitivity Distribution of Loans

The following table sets forth the maturity distribution of our loans, by type, at December 31, 2004, as well as the type of interest requirement on such loans.

(Dollars in thousands)	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Commercial	$112,229	$29,214	$3,465	$144,908
Real estate—construction	28,862	13,946	4,120	46,928
Real estate—mortgage	22,733	54,110	24,373	101,216
Consumer	1,290	2,171	98	3,559

	$165,114	$99,441	$32,056	$296,611

Predetermined rate, maturity greater than one year		$14,333	$24,575	$38,908
Variable rate or maturity within one year	$165,114	$85,108	$7,481	$257,703

Nonperforming Loans, Other Problem Assets

When a loan is 90 days past due on interest or principal or there is serious doubt as to collectibility, the accrual of interest income is generally discontinued unless the estimated net realizable value of collateral is sufficient to assure the likelihood of collection of the principal balance and accrued interest. When the collectibility of a significant amount of principal is in serious doubt, the principal balance is reduced to the estimated fair value of collateral by a charge-off to the allowance for loan losses and any subsequent collections are credited first to the remaining principal balance and then to the allowance for loan losses as a recovery of the amount charged off. A nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed. At December 31, 2004, we had $924,668 of nonaccrual loans and there were no loans 90 days or more past due as to principal or interest that were not included in nonaccrual loans and no restructured loans. The gross interest income which would have been recorded under the original terms of the loans amounted to $50,441 in 2004. No interest on nonaccruing loans or on any accruing loans which are contractually 90 days or more past due as to principal or interest payments was included in net income for 2004. At December 31, 2003, we had $26,608 of nonaccrual loans and there were no loans 90 days or more past due as to principal or interest that were not included in nonaccrual loans. We had no restructured loans as of December 31, 2003.

The following table presents information on nonperforming loans and real estate acquired in settlement of loans:

	December 31,
(Dollars in thousands)	2004	2003	2002	2001	2000
Nonperforming loans:
Non accrual loans	$925	$27	$102	$815	$163
Past due 90 days or more	—	—	—	—	—
Other restructured loans	—	—	—	—	—

Total nonperforming loans	925	27	102	815	163
Real estate acquired in settlement of loans	70	70	—	—	—

Total nonperforming assets	$995	$97	$102	$815	$163

Nonperforming assets as a percentage of loans and other real estate	0.34%	0.05%	0.07%	0.84%	0.22%
Allowance for loan losses as a percentage of nonperforming loans	368.13%	8,931.58%	1,625.86%	149.07%	577.30%

Potential Problem Loans

Management identifies and maintains a list of potential problem loans. These are loans that are still accruing interest and are not included in nonaccrual status and are not past due 90 days or more. A loan is added to the potential problem list when management becomes aware of information about possible credit problems of the borrower which raises serious doubts as to the ability of such borrower to comply with the current loan repayment terms. There were no loans determined by management to be potential problem loans at December 31, 2004.

Real Estate Owned

We had $70,000 of real estate owned pursuant to foreclosure at December 31, 2004 and December 31, 2003. Real estate owned is initially recorded at the lower of net loan principal balance or its estimated fair market value less estimated selling costs. The estimated fair market value is determined by appraisal at the time of acquisition.

Allowance for Loan Losses

The allowance for loan losses is increased by direct charges to operating expense. Losses on loans are charged against the allowance in the period in which management has determined that it is more likely than not such loans have become uncollectible. Recoveries of previously charged off loans are credited to the allowance. The table, “Summary of Loan Loss Experience,” summarizes loan balances at the end of each period indicated, averages for each period, changes in the allowance arising from charge-offs and recoveries by loan category, and additions to the allowance which have been charged to expense.

In reviewing the adequacy of the allowance for loan losses at each year end, management takes into consideration the historical loan losses we experienced, current economic conditions affecting the ability of our borrowers to repay, the volume of loans and the trends in delinquent, nonaccruing and potential problem loans, and the quality of collateral securing nonperforming and problem loans. After charging off all known losses, management considers the allowance for loan losses adequate to cover its estimate of inherent losses in the loan portfolio as of December 31, 2004.

In calculating the amount required in the allowance for loan losses, management applies a consistent methodology that is updated quarterly. The methodology utilizes a loan risk grading system and detailed loan reviews to assess credit risks and the overall quality of the loan portfolio, as well as other off-balance sheet credit risks such as loan commitments and standby letters of credit. Also, the calculation provides for management’s assessment of trends in national and local economic conditions that might affect the general quality of the loan portfolio. Regulators review the adequacy of the allowance for loan losses as part of their examination of our bank and may require adjustments to the allowance based upon information available to them at the time of the examination.

The allowance is not allocated to different segments of the portfolio. We charge losses from any segment of the portfolio to the allowance without any allocation.

Summary of Loan Loss Experience

	Year Ended December 31,
(Dollars in thousands)	2004	2003	2002	2001	2000
Total loans outstanding at end of period	$296,611	$202,109	$136,385	$96,952	$74,819

Average amount of loans outstanding	$244,861	$176,688	$117,825	$91,175	$59,679

Balance of allowance for loan losses at beginning of year	$2,376	$1,656	$1,215	$941	$835
Loans charged off	123	16	39	47	14

Total charge-offs	123	16	39	47	14
Recoveries of loans previously charged-off	4	1	—	—	—

Net charge-offs	119	15	39	47	14
Additions to allowance charged to expense	1,146	735	480	321	120

Balance of allowance for loan losses at end of year	$3,404	$2,376	$1,656	$1,215	$941

Ratios
Net charge-offs during period to average loans outstanding during period	0.05%	0.01%	0.03%	0.05%	0.02%
Net charge-offs to loans at end of period	0.04%	0.01%	0.03%	0.05%	0.02%
Allowance for loan losses to average loans	1.39%	1.34%	1.41%	1.33%	1.58%
Allowance for loan losses to loans at end of period	1.15%	1.18%	1.21%	1.25%	1.25%
Allowance for loan losses to nonperforming loans at end of period	368.13%	8,931.58%	1,625.86%	149.07%	577.30%
Net charge-offs to allowance for loan losses	3.47%	0.63%	2.36%	3.86%	1.49%
Net charge-offs to provision for loan losses	10.30%	2.04%	8.13%	14.64%	11.67%

Deposits

The average amounts and the average rates we paid on deposits for the years ended December 31, 2004, 2003 and 2002 are summarized below:

	Year Ended December 31,
	2004		2003		2002
(Dollars in thousands)	Amount	Average Rate Paid	Amount	Average Rate Paid	Amount	Average Rate Paid
Noninterest bearing demand	$27,626	0.00%	$20,462	0.00%	$13,960	0.00%
Interest bearing transaction accounts	13,317	0.48	11,618	0.46	8,234	0.59
Savings	37,098	1.55	25,498	1.48	18,195	1.85
Time deposits—$100,000 and over	85,828	2.31	38,921	2.48	28,174	3.57
Other time deposits	50,369	2.46	61,854	2.45	42,261	3.35

Total deposits	$214,238	1.80%	$158,353	1.84%	$110,824	2.53%

As of December 31, 2004, we had $125.2 million in time deposits of $100,000 or more, including $75.2 million of brokered certificates of deposit. Of these time deposits, approximately $31.3 million had maturities within three months, $25.9 million had maturities over three through six months, $36.7 million had maturities over six through twelve months and $31.3 million had maturities over twelve months. Wholesale deposits (certificates of deposit held by corporations, banks, credit unions, etc., on a national level) totaled $9.4 million as of December 31, 2004, compared to $32.0 million in 2003. We made a funding decision in 2004 to reduce wholesale deposits while increasing brokered certificates of deposit. This decision was based on lower rates being paid on brokered certificates of deposit than wholesale deposits. Since brokered certificates of deposit are considered time deposits $100,000 and over and wholesale certificates of deposit are other time deposits, our deposit mix reflects an increase in time deposits $100,000 and over in 2004 and a decrease in other time deposits. It is a common industry practice not to consider wholesale deposits and time deposits $100,000 and over as core deposits because their retention can be expected to be heavily influenced by rates offered, and therefore they have the characteristics of shorter-term purchased funds. These deposits involve the maintenance of an appropriate matching of maturity distribution and a diversification of sources of cash to achieve an appropriate level of liquidity. Such deposits are generally more volatile and interest rate sensitive than other deposits.

Junior Subordinated Debentures

In two separate transactions in 2002, we established Southcoast Capital Trust I and Southcoast Capital Trust II (the “Capital Trusts”), as our wholly-owned subsidiaries. The Capital Trusts issued and sold a total of 11,345 floating rate securities, with $1,000 liquidation amount per security. Institutional buyers bought 11,000 of the floating rate securities denominated as preferred securities and Southcoast Financial Corporation bought the other 345 floating rate securities which are denominated as common securities. The proceeds of those sales, $11.3 million, were used by the Capital Trusts to buy $11.3 million of junior subordinated debentures from us which are reported on our consolidated balance sheets. Our $345,000 investment in the common securities of the Capital Trusts is included in “Other assets” on our consolidated balance sheets. The preferred securities of the Capital Trusts totaling $11 million qualify as Tier 1 capital under Federal Reserve Board guidelines, subject to limitations. See Note 10 to the consolidated financial statements for more information about the terms of the junior subordinated debentures.

Debt issuance costs, net of accumulated amortization, from junior subordinated debentures totaled $370,452 at December 31, 2004 and are included in other assets on the consolidated balance sheet. Amortization of debt issuance costs from junior subordinated debentures totaled $13,363 and is reported in other expenses on the consolidated income statement for each of the years ended December 31, 2004 and 2003.

Contractual Obligations

The following table shows the payments due on our contractual obligations for the periods shown as of December 31, 2004.

	Payments due by period
(Dollars in thousands)	Total	<1 year	1-3 years	3-5 years	>5 years
Long-term debt obligations	$69,345	$9,000	$18,000	$10,000	$32,345
Operating lease obligations	160	48	96	16	—

Total	$69,505	$9,048	$18,096	$10,016	$32,345

Short-Term Borrowings

At December 31, 2004 and 2003, we had outstanding borrowings due within one year of $9.0 million and $100,000, respectively. With the exception of $2.0 million outstanding at December 31, 2004 and $100,000 outstanding at December 31, 2003, on which the interest rates were fixed at 7.07% and 5.84%, respectively, all of the short-term borrowings were at variable interest rates, which were 2.44% at December 31, 2004, and a weighted average rate of 1.15% at December 31, 2003. All of the short-term borrowings were from the FHLBA and were collateralized by lender stock and residential mortgage loans. The maximum amount of such borrowings at any month end was $58.0 million for 2004 and $41.1 million for 2003. The approximate average amount of such borrowings and average weighted interest rate was $41.2 million and 3.61% for 2004 and $27.6 million and 4.22% for 2003, respectively.

Return on Equity and Assets

The following table shows the return on assets (net income divided by average assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share) and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 2004, 2003 and 2002.

	Year ended December 31,
	2004	2003	2002
Return on assets	0.98%	0.79%	0.78%
Return on equity	8.56%	10.43%	9.45%
Dividend payout ratio	0.00%	0.00%	0.00%
Equity to asset ratio	11.49%	7.61%	8.29%

The return on assets improved from 2003 to 2004, while return on equity decreased. The issuance of new common stock at the end of 2003 increased the average equity for 2004 by $18.5 million, or 113.22%. Earnings did not increase at the same rate, and, consequently our return on equity has decreased. Our return on assets increases as we become more efficient in growing our assets. We have opened seven branch offices since June 1998. In each case, we have incurred substantial pre-opening and start up expenses which have reduced net income. We plan to open an additional branch in late 2005, and another branch in 2006, and we may open additional branches when it appears that doing so would be advantageous to us. Any such additional openings will be likely to have a negative impact on earnings, at least temporarily.

Liquidity

The most manageable sources of liquidity are composed of liabilities, with the primary focus on liquidity management being on the ability to obtain deposits within our bank’s service area. Core deposits (total deposits less certificates of deposit for $100,000 or more, wholesale and brokered time deposits) provide a relatively stable funding base and were equal to 47.9% of total deposits at December 31, 2004. Asset liquidity is provided from several sources, including amounts due from banks and federal funds sold and funds from maturing loans. Our bank is a member of the FHLBA and, as such, has the ability to borrow against the security of its 1-4 family residential mortgage loans. At December 31, 2004, our bank had borrowed $58.0 million from the FHLBA and had the ability to borrow an additional $236,000 from the FHLBA based on a predetermined formula. Our bank also has $8.8 million available through lines of credit with other banks as an additional source of liquidity funding. Finally, we have an unused line of credit to borrow up to $6.0 million from another unrelated bank. At December 31, 2004, we had outstanding commitments to make up to $40.4 million in loans as well as standby letters of credit of $883,260. Management believes that our bank’s overall liquidity sources are adequate to meet its operating needs in the ordinary course of business.

Capital Resources

Our equity capital increased by $3.2 million during 2004 as the result of proceeds from the issuance of 22,627 shares of stock through an employee stock purchase plan and the exercise of stock options, net operating income of $3.0 million, and a net increase of unrealized gains in the investment portfolio of $14,281. A 10% stock dividend in 2004 caused a transfer from retained earnings to common stock of $617,381. The transfer represented the amount in retained earnings at the time of the dividend. Book value per share at December 31, 2004 was $11.19 as compared to $10.30 at December 31, 2003.

As of December 31, 2004, we and our bank exceeded our capital requirements as shown in the following table.

Analysis of Capital and Capital Ratios

	December 31, 2004
(Dollars in thousands)	Our Bank	Southcoast
Tier 1 capital	$30,253	$47,789
Tier 2 capital	2,949	3,403

Total qualifying capital	$33,202	$51,192

Risk-adjusted total assets (including off-balance sheet exposures)	$261,995	$275,971

Risk-based capital ratios:
Tier 1 risk-based capital ratio	11.55%	17.32%
Total risk-based capital ratio	12.67%	18.55%
Tier 1 leverage ratio	9.30%	13.64%

Off-Balance Sheet Arrangements

At December 31, 2004, we had issued commitments to extend credit of $40.4 million for home equity lines of credit, construction loans and commercial lines of credit. The commitments expire over periods from six months to ten years.

Standby letters of credit totaled $883,260 at December 31, 2004. Past experience indicates that many of these commitments to extend credit and standby letters of credit will expire unused. However, through our various sources of liquidity, we believe that we will have the necessary resources to fund these obligations should the need arise. See Note 16 to the consolidated audited financial statements for further information about financial instruments with off-balance sheet risk.

We are not involved in other off-balance sheet contractual relationships, and we have no unconsolidated related entities that have off-balance sheet arrangements or transactions that could result in liquidity needs or other commitments or significantly impact earnings.

Inflation

Since the assets and liabilities of a bank are primarily monetary in nature (payable in fixed, determinable amounts), the performance of a bank is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same as the magnitude of the change in inflation.

While the effect of inflation on banks is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the prices of goods and services will result in increased operating expenses.

BUSINESS

Background

Southcoast Financial Corporation is a South Carolina corporation organized in 1999 for the purpose of becoming a holding company for Southcoast Community Bank. We are headquartered in Mount Pleasant, which is South Carolina’s sixth largest city and a part of the Greater Charleston area. Our bank, a South Carolina state bank incorporated in June 1998, commenced operations as a commercial bank in July 1998. On April 29, 1999, pursuant to a plan of exchange approved by the shareholders of our bank, all of the outstanding shares of common stock of our bank were exchanged for shares of Southcoast Financial Corporation common stock and we became the owner of all of the outstanding common stock of our bank. Southcoast Financial Corporation presently engages in no business other than that of owning our bank and other subsidiaries and has no separate employees. At June 30, 2005, our bank had 86 full time equivalent employees.

We offer a broad range of traditional banking products and services, focusing primarily on affluent households and small and medium-sized businesses with annual revenues of up to $15 million. We have experienced significant growth in both assets and profitability during our seven years of operation. As of June 30, 2005, we had assets of $412.9 million representing a 30.7% increase from June 30, 2004. Our assets have grown 348.1% from $92.1 million at December 31, 2000. For the six months ended June 30, 2005, our net income was $1.8 million, an increase of 44.7% compared to our net income for the six months ended June 30, 2004. Our earnings per share for the same period increased 43.6% from $0.39 to $0.56.

We have a community banking approach that emphasizes responsive and personalized service to our customers. We believe that the significant consolidation in the banking industry in the Greater Charleston area has disrupted personal customer relationships as the larger out-of-state financial institutions operating in South Carolina have increasingly focused on larger corporate customers and standardized loan and deposit products and services. Generally, these products and services are offered through less personalized delivery systems, which has created a market need for more tailored, personalized products and services to affluent households and small and medium-sized businesses. In addition, consolidation of the South Carolina banking market has dislocated experienced and talented management and lending personnel. Our growth and focus on small and medium-sized business customers have allowed us to attract to our management team a solid group of bankers who have significant banking experience, strong community contacts and strong business development potential in our markets. As a result of these factors, we believe that we have a substantial opportunity to attract additional banking customers and experienced management and lending personnel both within our current markets and in other markets to which we might expand.

Our bank expects to continue to grow significantly in the Greater Charleston area. We currently operate two branches in Mount Pleasant and one branch each in Charleston, Johns Island, Moncks Corner, Summerville and Goose Creek. We also have a stand-alone ATM at Patriots Point Park and have regulatory permission to operate another stand-alone ATM in Goose Creek. We plan to open a branch in North Charleston in the fourth quarter of 2005. We also anticipate opening another branch in Mount Pleasant in 2006. As opportunities arise, we may open additional branches or expand into other areas.

Banking Services

We offer a full array of domestic commercial banking services. Deposit services include business and personal checking accounts, NOW accounts, savings accounts, money market accounts, various term certificates of deposit, IRA accounts and other deposit services. Our customers may use our online banking services to review their accounts, transfer funds between accounts and, in the near future, pay bills. Most of our deposits are attracted from individuals, small to medium-sized businesses and other financial institutions. We do not offer trust services.

We offer secured and unsecured short-to-intermediate term loans with floating and fixed interest rates for commercial, consumer and residential purposes. Consumer loans include, among others, car loans, home equity improvement loans (secured by first and second mortgages), personal expenditure loans, education loans and overdraft lines of credit. We make commercial loans to small and middle market businesses. Commercial loans may be unsecured if they are of short duration and made to a customer with demonstrated ability to pay, but most often they are secured. Collateral for commercial loans may be listed securities, equipment, inventory, accounts receivable or other business assets but will usually be local real estate. We usually make commercial loans to businesses to provide working capital, expand physical assets or acquire assets. Commercial loans will typically not exceed a 20-year maturity and will usually have regular amortization payments. Commercial loans to most business entities require guarantees by their principals. We also make loans guaranteed by the U. S. Small Business Administration.

We make loans secured by real estate mortgages that are usually for the acquisition, improvement or construction and development of residential and other properties. Residential real estate loans consist primarily of first and second mortgage loans on single family homes, with some mortgage loans on multifamily homes. Loan-to-value ratios for these loans are generally limited to 80%. Non-farm, non-residential loans are secured by business and commercial properties acquired using the loan proceeds. Loan-to-value ratios on these loans are also generally limited to 80%. The repayment of both residential and business real estate loans is dependent primarily on the income and cash flows of the borrowers, with the real estate serving as a secondary or liquidation source of repayment.

Real estate construction loans typically consist of financing the construction of 1-4 family dwellings and some non-farm, non-residential real estate. Usually, loan-to-value ratios for these loans are limited to 80% and permanent financing commitments are required prior to the advancement of loan proceeds.

We believe that our loan portfolio is adequately diversified. There are no significant concentrations of loans made to any particular individuals, industries or groups of related individuals or industries, and we have no foreign loans. The loan portfolio consists primarily of mortgage loans and extensions of credit to businesses and individuals in our service area within Charleston, Dorchester and Berkeley Counties, South Carolina. The economy of this area is diversified and does not depend on any single industry or group of related industries.

Other services we offer include residential mortgage loan origination services, safe deposit boxes, business courier service, night depository service, telephone banking, VISA and MasterCard brand credit cards, tax deposits, travelers checks and 24-hour automated teller machines. The ATMs are part of the Pulse, Cirrus, Maestro and Jeanie networks.

Market Area

The Greater Charleston area offers a wide diversity of recreation, arts and cultural experiences to its citizens, factors that have significantly contributed to the recent growth in population. Charleston’s local economy recently has experienced rapid economic expansion with the substantial growth of industries such as tourism and healthcare and the increase in the use of the Port of Charleston. Given the geography of the area and the natural limitations imposed by the Atlantic Ocean and surrounding barrier islands, some of the more significant changes have occurred in the outlying regions surrounding the City of Charleston. We believe that we are well positioned to take further advantage of these continuing changes.

Our primary current market areas are Mount Pleasant, Charleston, Kiawah Island, Johns Island, Moncks Corner, Summerville, North Charleston and Goose Creek, South Carolina and the immediately surrounding areas of Charleston, Dorchester and Berkeley Counties. These three counties comprise the Charleston-North Charleston, South Carolina Metropolitan Statistical Area (the “Charleston MSA”). The population of the Charleston MSA was approximately 583,000 in 2004, having increased 15% since 1990. Much of this growth, however, was concentrated in the Mount Pleasant and Summerville areas which have grown by 82% and 41%, respectively, during approximately the same time period.

The tourism industry also has grown dramatically in the past few years. In 1997, approximately 3.2 million people visited the Charleston region, with an economic impact of approximately $2.4 billion. It is estimated that approximately 43,000 direct and indirect jobs in the region supported this industry at that time and the aggregate earnings of those jobs totaled $624 million. These statistics increased dramatically over the next seven years. In 2004, approximately 4.7 million people visited the Charleston region representing a 47% increase from 1997, with an economic impact of approximately $5.7 billion, which represented a 138% increase. An estimated 105,000 jobs directly or indirectly supported the industry in 2004 (a 144% increase from 1997), and the aggregate earnings from these jobs were $1.4 billion, representing a 132% increase.

The growth in tourism, coupled with the attractiveness of the world-class golf and resort communities and significant arts and cultural opportunities existing in Greater Charleston, has fueled construction. From 1997 through 2004, approximately 54,000 residential and non-residential construction permits were issued, representing an aggregate value of construction estimated to be over $8.7 billion. Taking into account the advances in the transportation infrastructure, the region’s pro-business attitude and various incentives and financial resources available, we expect business and residential development in the Greater Charleston area to remain strong.

The healthcare and shipping sectors of the Greater Charleston economy also have experienced significant recent growth. Charleston is home to the Medical University of South Carolina and the Roper St. Francis Healthcare system, two of the five largest employers in the region. The Port of Charleston is the highest ranked container cargo port on the South Atlantic and Gulf coasts and is the fourth largest container port in the United States. The Charleston Customs district ranks as the nation’s sixth largest in dollar value of international shipments, with cargo valued at more than $46 billion annually. Continued growth of the port’s business is expected in light of planned expansions of facilities. Charleston also hosts U.S. Navy, U.S. Air Force, U.S. Army and U.S. Coast Guard installations. Charleston is also home to a number of academic institutions in addition to the Medical University, including The Citadel, the College of Charleston and Charleston Southern University. (Statistical and rank data in “BUSINESS—Market Area” was obtained from data published by the U. S. Census Bureau, the Center for Business Research of the Charleston Metro Chamber of Commerce and the South Carolina State Ports Authority.)

Business Strategy

Our goal is to continue in the future our strong historical trend of growth in assets and profitability. To accomplish this goal, we plan to focus on the following strategies:

•	Hiring and retaining highly experienced and qualified local banking professionals with successful track records and established customer relationships with affluent households and small to medium-sized businesses;

•	Providing individualized attention with consistent, efficient and local decision-making authority;

•	Building on our directors’ and officers’ diverse personal and business contacts, community involvement and professional expertise;

•	Expanding our branch network by opening select, strategically located branches in areas most convenient to our target market segments;

•	Capitalizing on the customer dissatisfaction that has been caused by our larger competitors’ inadequate response to the service and financial needs of small to medium-sized businesses and consumers in our market;

•	Offering flexible depository and credit products that meet individual customers’ needs while retaining appropriate levels of safety and soundness for the bank; and

•	Using technology to provide a broad array of efficient and convenient products and services, including online banking and bill payment.

We believe that our business strategies allow us to effectively distinguish ourselves from other financial institutions operating in the Charleston area and to successfully attract and retain business relationships with our target customers.

Credit Administration

A key to success in the business of banking is to restrict lending to those who can reasonably be expected to repay loans in accordance with their terms. To achieve this goal we require loan applicants to provide detailed information about their financial condition, their income, their credit history and other relevant information. We use a variety of methods to verify such information. Our loan officers, who are experienced lenders in the Greater Charleston market, take and review loan applications. They not only review the creditworthiness of the borrower but structure the loan to fit the borrower’s reasonable ability to pay. Each lending officer has a lending limit and cannot approve loans above that limit without the concurrence of a senior lender. Loans above specified limits are also approved by our bank’s board of directors. We will ordinarily not make loans above our self-imposed limits, which are less than our legal lending limits. In order to reduce the risk of loss to our bank, most of our loans are secured by collateral which is most often local real estate. With real estate collateral, we obtain appraisals of the property by third party professionals in whom we have confidence to give a fair appraisal. We use loan-to-collateral ratios for different types of collateral of substantially less than 100% to increase the prospect of a full recovery should we have to foreclose.

Our four senior lenders have more than 100 years of combined lending experience in the Greater Charleston area loan market. We rely heavily on their experience and knowledge of the local market. We believe that the credit staff possesses knowledge of the community and the lending skills sufficient to enable us to maintain a desirable volume of high quality loans.

Competition

Competition among commercial banks and thrift institutions (savings and loan associations) and credit unions has intensified significantly as a result of the elimination of many previously existing regulatory distinctions between the various types of financial institutions, and the expanded powers and increased activity of thrift institutions and credit unions in areas of banking that previously had been the sole domain of commercial banks. Consequently, competition among financial institutions of all types is virtually unlimited with respect to legal authority to provide most financial services. In the conduct of certain areas of our business, we also compete with consumer finance companies, insurance companies, money market mutual funds and other financial institutions, some of which are not subject to the same degree of regulation and restrictions under which we operate.

Our offices are located in the Charleston MSA, for which the most recent market share data available from FDIC is as of June 30, 2004. At that time, 22 banks, savings and loans and savings banks with 155 branch locations competed in the Charleston MSA for aggregate deposits of approximately $6.1 billion. Southcoast Community Bank had 3.79% of those deposits and was the ninth largest bank by deposits in the Charleston MSA. All but five of our 21 competitors had their headquarters outside of the Charleston MSA and seven of those competitors had their corporate headquarters in another state. Of our locally headquartered competitors, one is a large (almost $1 billion in deposits) savings and loan association founded in 1934, one is a credit union that recently converted to a savings bank and had about $49 million in deposits while two of the other locally headquartered competitors are about our size but have been in the market longer and have fewer branches. Another locally headquartered competitor opened for business approximately two years ago and had less than 1% of the deposits in the MSA at June 30, 2004.

Banks generally compete with other financial institutions through the savings products and services offered, the pricing of services, the level of service provided, the convenience and availability of services and the degree of expertise and personal concern with which services are offered. Many of our competitors have substantially greater resources and lending limits than we do and offer services such as international banking services and trust services, that we do not provide. Moreover, most of these competitors have more numerous branch offices located throughout their market areas, which may give them a competitive advantage over us. Nonetheless, we believe that we can fill a relationship banking need and compete effectively by offering a high degree of personal, efficient service and prompt, local credit decisions.

The banking industry is significantly affected by prevailing economic conditions as well as by government policies and regulations concerning, among other things, monetary and fiscal affairs, the housing industry and financial institutions. Deposits at banks are influenced by a number of economic factors, including interest rates, competing investments, levels of personal income and savings, and the extent to which interest on retirement savings accounts is tax deferred. Lending activities are also influenced by a number of economic factors, including demand for and supply of housing, conditions in the construction industry and availability of funds. Primary sources of funds for lending activities include savings deposits, income from investments, loan principal repayments and proceeds from sales of loans to conventional participating lenders.

Properties

We own all of the properties in Charleston County and Berkeley County, South Carolina where our branch offices are located. We lease the property in Dorchester County where our Summerville branch is located under a long-term lease. We believe that all of these properties are well suited for our needs.

Legal Proceedings

We are not involved in any pending legal proceedings other than legal proceedings occurring in the ordinary course of business. Our management does not believe that such legal proceedings, individually or in the aggregate, are likely to have a material adverse impact on our results of operations or financial condition.

MANAGEMENT

Executive Officers and Directors

The following table sets forth, as of August 31, 2005, information about our executive officers and directors. Each of the persons listed below holds the same positions with our bank.

Name	Age	Position(s)
L. Wayne Pearson	57	Chairman and Chief Executive Officer, Director
Robert M. Scott	62	Executive Vice President, Chief Financial Officer and Secretary, Director
Paul D. Hollen, III	57	Executive Vice President and Chief Operations Officer, Director
Robert A. Daniel, Jr.	54	Executive Vice President and Chief Lending Officer
William B. Seabrook	48	Executive Vice President and Head of Retail Banking
Tommy B. Baker	59	Director
William A. Coates	55	Director, Vice Chairman
Stephen F. Hutchinson	58	Director
James H. Sexton, Jr.	55	Director
James P. Smith	50	Director

Each director, except Messrs. Baker and Hutchinson, has served on our board of directors since 1998, including his time of service as a director of our bank. Messrs. Baker and Hutchinson became directors in 2005. Each of our directors serves until the annual meeting of shareholders in the year in which his term expires and until the election and qualification of his successor. Each of our executive officers holds his office at the pleasure of our board of directors. There are no family relationships between any of our directors or executive officers.

The following paragraphs set forth the principal occupation for the past five years for each director and executive officer as well as other information.

L. Wayne Pearson has served as our director and Chairman and Chief Executive Officer since 1998. His current term as a director expires in 2007. Previously, he was an organizer and served as Chief Executive Officer of Lowcountry Savings Bank, Mount Pleasant, South Carolina from its organization in 1987 until it was acquired by Carolina First Bank in July 1997. From 1972 to 1987, he served as Vice President of Cooper River Federal Savings and Loan Association, North Charleston, South Carolina. He currently serves as a board trustee and Treasurer of Newberry College and was previously a director of the Charleston Trident Homebuilders Association. He also served two terms as a board member of the South Carolina State Board of Financial Institutions from 1990 to 1999. He has been a local resident for 42 years. Mr. Pearson received a BS in Business Administration from Newberry College in Newberry, South Carolina.

Robert M. Scott has served as our director and Executive Vice President, Chief Financial Officer and Secretary since 1998. His current term as a director expires in 2007. Previously, he served as Chief Financial Officer of Lowcountry Savings Bank, Mount Pleasant, South Carolina from 1996 until it was acquired by Carolina First Bank in July 1997. Prior to assuming his position at Lowcountry Savings Bank in 1996, he spent 26 years in various positions at several Philadelphia-based commercial banks. From 1994 to 1996, he served as Chief Financial Officer of First Republic Bank, Philadelphia, Pennsylvania. From 1991 to 1994, he served as Chief Financial Officer of Chestnut Hill National Bank/National Penn Bank in Chestnut Hill, Pennsylvania. He served the majority of his banking career with Industrial Valley Bank, a $2 billion commercial bank acquired by Fidelity Bank in 1987. Mr. Scott is a Certified Public Accountant and received a BS in Accounting from St. Joseph’s University and received a diploma from the Bank Administration School of Banking at the University of Wisconsin.

Paul D. Hollen, III has served as our director and Executive Vice President and Chief Operations Officer since 1998. His current term as a director expires in 2008. Previously, he was an organizer and served as Chief Operations Officer of Lowcountry Savings Bank, Mount Pleasant, South Carolina from 1994 until it was acquired by Carolina First Bank in July 1997. At Lowcountry Savings Bank, his responsibilities included loan processing automation, data processing and branch operations. Prior to joining Lowcountry Savings Bank, he had been a consultant in the field of industrial automation and computer network design. From 1976 to 1986, he served as Vice President and General Manager of Hollen Distributing Co., Inc., an industrial supply and manufacturing distributor. Mr. Hollen is a veteran of the United States Air Force and received a BS in Business Administration, Banking and Finance from the University of South Carolina.

Robert A. Daniel, Jr. has served as our Executive Vice President and Chief Lending Officer since 2005. He was a senior vice president and chief lending officer of our bank from 1998 to 2005. Prior to joining us, Mr. Daniel spent 26 years in banking in Charleston, South Carolina with Anchor Bank, Bank of Charleston, Southern National Bank, Liberty National Bank and South Carolina National Bank. Mr. Daniel received a BA in Political Science from The Citadel and diplomas from The School of Banking of the South at Louisiana State University and The National Commercial Lending School at the University of Oklahoma.

William B. Seabrook has served as our Executive Vice President and Head of Retail Banking since 2005. He was a senior vice president and head of retail banking of our bank from 2004 to 2005. Prior to joining us, Mr. Seabrook was a correspondent banker with FTN Financial, a division of First Tennessee Bank from 1998 to 2004. From 1986 to 1998, Mr. Seabrook was with Barnett Bank in Florida. Mr. Seabrook received a BS in Financial Management from Clemson University.

Tommy B. Baker has served as our director since 2005. His current term as a director expires in 2006. Mr. Baker has been owner since 1988 of Baker Motors of Charleston, a luxury automobile dealership in Charleston, South Carolina. He also serves as Entrepreneur in Residence at the College of Charleston where he has taught a senior-level seminar for 13 years and serves on the Board of Governors of the School of Business. Mr. Baker is a veteran of the United States Marine Corps, received a BS in Business Administration from The Citadel and has completed studies in Harvard Business School’s Owner/President Management Program.

William A. Coates has served as our director since 1998. His current term as a director expires in 2006. Mr. Coates has been a shareholder since 2002 in the law firm of Roe, Cassidy, Coates & Price, P.A., Greenville, South Carolina. From 1980 to 2001, he was a shareholder in the law firm of Love, Thornton, Arnold & Thomason, P.A., Greenville, South Carolina. He is a former federal prosecutor and served as Chairman of the South Carolina State Ethics Commission from 1991 to 1994. Mr. Coates received a BS in Business Administration from the University of South Carolina and a JD from the University of South Carolina School of Law.

Stephen F. Hutchinson has served as our director since 2005. His current term as a director expires in 2006. Mr. Hutchinson has served as President since 1991 of East Coast Development Company, Inc., a full-service commercial real estate company specializing in brokerage, development, leasing, property management and consulting for the eastern United States. From 1981 to 1991, he served as Vice President and Head of Southeast Operations of Leo Eisenberg & Company, a national full-service commercial real estate company. He is also a past president and director of the Summerville, South Carolina Chamber of Commerce. Mr. Hutchinson received a BA in Economics from Clemson University.

James H. Sexton, Jr. DMD has served as our director since 1997. His current term as a director expires in 2008. Mr. Sexton has practiced general dentistry in Mount Pleasant, South Carolina since 1975. He is a fellow of the Academy of General Dentistry and an Associate Fellow of the Academy of Implant Dentistry. He holds active memberships in the Christian Dental Society, American Dental Association and the American Orthodontic Society. Mr. Sexton received a DMD from the Medical University of South Carolina School of Dental Medicine.

James P. Smith, C.L.U. has served as our director since 1997. His current term as a director expires in 2008. Mr. Smith has served as President of Atlantic Coast Advisory Group, a life insurance agency, since 2004. From 2000 to 2004, he served as Regional Vice President for the American General Financial Group, an insurance sales group covering the Atlantic Coast Region. From 1993 to 2000, he served as Regional Manager for Franklin Life Insurance in South Carolina and Georgia. Mr. Smith received a BA in Education from Cedarville College and a Masters in Education from the University of Dayton.

Executive Officer Compensation

The following table sets forth information about compensation paid to our Chief Executive Officer and to our Executive Vice Presidents for the periods presented. Neither Mr. Daniel nor Mr. Seabrook was an executive officer of Southcoast Financial Corporation during 2004.

Summary Compensation Table

	Annual Compensation(1)			Long-Term Compensation Awards	All Other Compensation(2)
Number of Securities Underlying Options Awarded
Name and Principal Position	Year	Salary	Bonus
L. Wayne Pearson Chairman and Chief Executive Officer	2004 2003 2002	$293,875 244,930 218,515	$215,000 150,000 50,000	2,500 -0- -0-	$39,828 32,670 30,420

Robert M. Scott Executive Vice President and Chief Financial Officer	2004 2003 2002	$172,355 145,481 135,195	$75,000 64,750 25,875	2,500 -0- -0-	$32,058 28,271 27,824

Paul D. Hollen, III Executive Vice President and Chief Operations Officer	2004 2003 2002	$197,329 163,865 145,640	$77,500 78,500 32,500	2,500 -0- -0-	$30,378 26,748 25,864

Robert A. Daniel Executive Vice President and Chief Lending Officer	2004 2003 2002	128,795 114,592 102,174	60,000 34,500 17,250	2,500 0 0	18,066 17,280 16,525

William B. Seabrook Executive Vice President and Head of Retail Banking	2004 2003 2002	121,631 0 0	15,000 0 0	0 0 0	9,382 0 0

(1)	Perquisites and personal benefits did not exceed the lesser of $50,000 or 10% of the named person’s salary plus bonus payments.
(2)	Includes, in the case of Mr. Seabrook, moving expenses of $6,841. Also includes contributions by us to the 401(k) Plan on behalf of the named persons as well as premiums for medical insurance, disability insurance and life insurance in the amounts shown:

Name	Year	401(k)	Medical	Disability	Life
Mr. Pearson	2004 2003 2002	$13,569 13,181 11,273	$5,087 4,911 4,569	$3,378 3,378 3,378	$17,794 11,200 11,200

Mr. Scott	2004 2003 2002	$11,464 9,185 8,895	$3,041 2,976 2,819	$2,910 2,910 2,910	$14,643 13,200 13,200

Mr. Hollen	2004 2003 2002	$12,534 10,194 9,467	$3,041 2,976 2,819	$2,378 2,378 2,378	$12,425 11,200 11,200

Mr. Daniel	2004 2003 2002	8,649 7,927 7,327	3,174 3,110 2,955	743 743 743	5,500 5,500 5,500

Mr. Seabrook	2004 2003 2002	0 0 0	2,541 0 0	0 0 0	0 0 0

Option Grants In Last Fiscal Year

The following table presents information about options granted in 2004 to the persons named in the Summary Compensation Table.

Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees	Exercise Price	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%	10%
L. Wayne Pearson	2,500	12%	$20.35	March 31, 2009	$32,000	$81,082
Robert M. Scott	2,500	12%	$20.35	March 31, 2009	$32,000	$81,082
Paul D. Hollen, III	2,500	12%	$20.35	March 31, 2009	$32,000	$81,082
Robert A. Daniel, Jr.	2,500	12%	$20.35	March 31, 2009	$32,000	$81,082
William B. Seabrook	0	0	—	—	$0	$0

Option Exercises and Year End Options Outstanding and Values

The following table presents information about options held by the officers named in the Summary Compensation Table at December 31, 2004. None of these persons exercised options in 2004.

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at 12/31/2004		Value of Unexercised In-the-Money Options at 12/31/2004(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
L. Wayne Pearson	0	0	2,750	0	$18,838	0
Robert M. Scott	0	0	12,601	0	$226,214	0
Paul D. Hollen, III	0	0	5,825	0	$83,105	0
Robert A. Daniel, Jr.	0	0	5,656	0	$66,854	0
William B. Seabrook	0	0	0	0	$0	0

(1)	Based on exercise prices ranging from $4.23 to $18.50 per share and assuming that the fair market value of our common stock on December 31, 2004 was $25.35 per share.

Compensation Committee Interlocks and Insider Participation

The members of the Executive Compensation Committee in 2004 were James P. Smith, Chairman, William A. Coates and James H. Sexton, Jr. DMD.

Compensation of Directors

Our directors receive an annual retainer of $10,000 plus $2,000 for each meeting of the board of directors attended. In 2004, directors of the Company each also received options to purchase 2,500 shares of our common stock for $20.35 per share. Directors of the bank are paid $475 for each monthly meeting of the bank’s board of directors attended.

Employee Stock Purchase Plan

Our board of directors has adopted an Employee Stock Purchase Plan (the “ESPP”). The purpose of the ESPP is to advance our interests by enabling our eligible employees to acquire an ownership interest in Southcoast Financial Corporation through purchases of common stock at a discounted price. The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”).

An “eligible employee” under the ESPP is an employee for federal tax withholding purposes, except employees who have been employed by us for less than six consecutive months. No employee is permitted to participate in the ESPP if immediately after a grant under the ESPP the employee would own stock and/or hold options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of our stock. No employee is permitted to accrue the right at any time to purchase more than $25,000 worth of our stock through all employee stock purchase plans we may have each calendar year.

A maximum of 200,000 shares of our common stock are available for sale to employees pursuant to the ESPP. The number of available shares may be adjusted for stock dividends, stock splits, stock conversions, exchanges, reclassifications or substitutions. Shares of common stock subject to the ESPP may be newly issued by us or purchased by us on the open market or otherwise.

The ESPP permits the purchase of common stock through payroll deduction as follows: (a) the ESPP provides for quarterly periods during which payroll deductions will be accumulated (the “Offering Period”); (b) eligible employees may choose the percentage of their gross compensation up to a maximum of 10% to be deducted and applied to purchase shares of common stock under the ESPP; (c) at the beginning of the Offering Period, the eligible employees obtain stock options to purchase common stock under the ESPP at a 15% discount from the lower of the market value on (1) the first day of the Offering Period, or (2) the last day of the Offering Period; and (d) at the end of the Offering Period, the eligible employees are deemed to exercise these options to the extent of their payroll deductions. No fractional shares are issued.

The ESPP is administered by our board which, subject to the rules contained in the ESPP, has complete authority in its discretion to interpret and apply the terms of the ESPP, to determine eligibility and to adjudicate all disputed claims filed under the ESPP.

Our board of directors may terminate the ESPP at any time; provided, however, that no such termination will affect options outstanding at the time of termination. The ESPP will terminate in any case on June 7, 2010. If at any time the shares of common stock reserved for the ESPP are available for purchase but not in sufficient number to satisfy all the then unfilled purchase requirements, the available shares will be apportioned among the participants in proportion to their options and the ESPP will terminate. The board of directors may amend the ESPP after adoption, subject to the requirements of Section 423 of the Code relating to the requisite approval of Southcoast’s shareholders.

1999 Stock Option Plan

Our board of directors has also adopted, and the shareholders have ratified, the 1999 Stock Option Plan, which, as of December 31, 2004, reserved 95,652 shares of our common stock for issuance pursuant to the exercise of options which may be granted pursuant to the 1999 Stock Option Plan. The purpose of the 1999 Stock Option Plan is to provide directors, officers, key employees and others with an incentive which is aligned with the interests of our shareholders through the performance of our common stock. Options under the 1999 Stock Option Plan may be either “incentive stock options” within the meaning of the Code, or nonqualified stock options, and may be granted to persons who are our employees (including officers and directors who are employees) at the time of grant or, in the case of nonqualified options, to persons who are not employees, such as directors.

Incentive stock options must have an exercise price not less than the fair market value of the common stock at the date of grant, as determined by a committee of our board of directors consisting of at least three non-employee directors (the “Committee”). Other options shall have the exercise price set by the Committee. The Committee may set other terms for the exercise of the options but may not grant more than $100,000 of incentive stock options (based on the fair market value of the optioned shares on the date of the grant of the option) which first become exercisable in any calendar year. Payment for optioned shares may be in cash, common stock or a combination of the two.

The Committee also selects the employees to receive grants under the 1999 Stock Option Plan and determines the number of shares covered by options granted under the 1999 Stock Option Plan. No options may be exercised after ten years from the date of grant and options may not be transferred except by will or the laws of descent and distribution. Incentive stock options may be exercised only while the optionee is our employee, within three months after the date of termination of employment, or within one year of death or disability. The terms and conditions of other options relating to termination of employment, death or disability will be determined by the Committee. The 1999 Stock Option Plan will terminate on August 14, 2009, and no options will be granted thereunder after that date.

Employment Agreements

We have entered into employment agreements with our executive officers, Messrs. Pearson, Hollen, Scott, Daniel and Seabrook. The contracts are for terms of three years with automatic one year extensions unless either party to the agreement gives notice at least 180 days before the end of the term that there will be no extension. The agreements provide for minimum annual salaries of $250,000, $167,500, $147,500, $126,900 and $150,000 for Messrs. Pearson, Hollen, Scott, Daniel and Seabrook, respectively. In addition to salary, the agreements provide for each officer to receive life, health and disability insurance benefits as well as salary continuation upon disability and other benefits provided under plans applicable to senior management officers and appropriate to their positions.

We may terminate an officer under the terms of his employment agreement for cause, which includes, along with other grounds for termination, breach of the agreement by the officer, misconduct by the officer which is materially injurious to our bank, becoming ineligible for coverage under our banker’s blanket bond or being removed from office or prohibited from being affiliated with our bank by the FDIC. We may also terminate the officer without cause but, if we do, we must continue to pay the officer and provide benefits.

The employment agreements also provide that, if there has been a change of control of Southcoast Financial Corporation or our bank and the officer’s position has been diminished or the officer is required to relocate without his prior consent, the officer may terminate the agreement and receive his salary and benefits for three years after termination. Such payments may not exceed the amount which we may deduct for federal income tax purposes.

Other provisions of the agreements require the officers to maintain the confidentiality of information obtained from us and prohibit each officer from competing with us or soliciting our customers.

Certain Relationships and Related Transactions

In the ordinary course of its business, our bank may make loans to and has other transactions with our directors, officers, principal shareholders and their affiliates. Loans, if made, are made on substantially the same terms, including rates and collateral, as those prevailing at the time for comparable transactions with other persons and do not involve more than the normal risk of collectibility or present other unfavorable features. The bank expects to continue to enter into transactions in the ordinary course of business on similar terms with directors, officers, principal shareholders, and their associates. The aggregate dollar amount of such loans outstanding at December 31, 2004 was $5,886,165. During 2004, there were $2,903,422 in new loans made and repayments totaled $15,301.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The table below shows information as of December 31, 2004 about persons known to our management to be beneficial owners of 5% or more of our common stock. This information was obtained from Schedules 13G filed by these entities with the Securities and Exchange Commission and we have not independently verified it.

Name and Address	Number of Shares	% Shares Outstanding
Babson Capital Management LLC One Memorial Drive Cambridge, Massachusetts 02142	308,025	10.2%

Goldman Sachs Asset Management, L.P. 32 Old Slip New York, New York 10005	281,513	9.3%

SECURITY OWNERSHIP OF MANAGEMENT

The table below shows the number and percentage of shares of our common stock owned by each of our directors and executive officers at June 30, 2005 and the pro forma number and percentage of shares expected to be owned by him after this offering. Such persons are not, however, obligated to purchase the number of shares included in the totals shown below, and they may decide to purchase more or fewer shares.

	June 30, 2005 Actual		Pro Forma
	Number of Shares Beneficially Owned	% of Common Stock Ownership	Number of Shares Beneficially Owned	% of Common Stock Ownership After Offering(9)
L. Wayne Pearson(1)	101,116	3.03%
Paul D. Hollen, III(2)	88,371	2.65%
William A. Coates(3)	65,682	1.97%
Robert M. Scott(4)	64,969	1.95%
James P. Smith(5)	52,242	1.57%
James H. Sexton, Jr.(6)	40,452	1.21%
Robert A. Daniel, Jr.(7)	30,441	0.91%
William B. Seabrook	15,645	0.47%
Tommy B. Baker	11,000	0.33%
Stephen F. Hutchinson	11,000	0.33%

All Directors and executive officers as a group (10 persons)(8)	480,918	14.33%

Except as noted, to the knowledge of management, all shares are owned directly with sole voting power.

(1)	Includes stock options for 3,025 shares. Does not include 20,834 shares owned by Mr. Pearson’s wife as to which he disclaims beneficial ownership.
(2)	Includes stock options for 3,025 shares. Does not include 5,581 shares owned by Mr. Hollen’s wife as to which he disclaims beneficial ownership.
(3)	Includes stock options for 3,025 shares.
(4)	Includes stock options for 3,025 shares. Does not include 18,165 shares owned by Mr. Scott’s wife as to which he disclaims beneficial ownership.
(5)	Includes stock options for 3,025 shares.
(6)	Includes stock options for 3,025 shares.
(7)	Includes stock options for 3,025 shares.
(8)	Includes stock options for 21,175 shares.
(9)	Assumes no exercise of over-allotment option.

DESCRIPTION OF CAPITAL STOCK

We are a South Carolina corporation. As such, the rights of our shareholders and other matters relating to our stock are controlled by South Carolina law. This document contains important information about shareholder rights and prospective investors should review it carefully before making a decision to invest. The following summarizes certain provisions of the articles of incorporation and state law, but is not complete and is qualified by reference to the articles of incorporation and by the applicable statutory provisions.

Capitalization. We are authorized to issue 20,000,000 shares of common stock (no par value). Our common stock has unlimited voting rights and is entitled to receive our net assets upon dissolution. We are not authorized to issue preferred stock.

Voting Rights; No Cumulative Voting. In general, each holder of our common stock is entitled to one vote per share and to the same and identical voting rights as other holders of our common stock. In the election of directors, each shareholder has the right to vote the number of shares he owned on the record date for as many persons as there are directors to be elected. Cumulative voting is not permitted. Absence of cumulative voting makes it more difficult to effect a change in the board of directors.

Mergers, Consolidations, Exchanges, Sales of Assets or Dissolution. Our articles of incorporation provide that with respect to (i) any plan of merger, consolidation or exchange, (ii) any plan for the sale of all, or substantially all, of our property and assets, with or without goodwill, or (iii) any resolution to dissolve us, which plan or resolution shall not have been adopted by the affirmative vote of at least two-thirds of the full board of directors, such plan or resolution must be approved by the affirmative vote of holders of 80% of our outstanding shares. If at least two-thirds of the full board of directors approve any such plan or resolution, the plan or resolution need only be approved by the affirmative vote of holders of two-thirds of our outstanding shares. Consequently, unless two-thirds of the directors favor such a plan or resolution, it may be very difficult to effect any such transaction.

Classified Board of Directors. Our articles of incorporation provide that the board of directors has the power to set the number of directors from time to time at six or more directors. The articles of incorporation provide further that the board of directors shall be divided into three classes, each class to be as nearly equal in number as possible. The terms of directors in each group expire in a different year. At each annual shareholders’ meeting, directors are chosen for a term of three years to succeed those directors whose terms expire. Existence of a classified board makes it more difficult to effect a change in control because it would normally require at least two elections to gain a majority representation on the board, and three elections to change the entire board.

Nomination of Directors. Our articles of incorporation provide that no person shall be eligible to be elected as our director at a meeting of shareholders unless that person has been nominated by a shareholder entitled to vote at such meeting by giving written notice of such nomination to our secretary at least 90 days prior to the date of the meeting. The notice is required to include any information required by our bylaws.

Removal of Directors. Our articles of incorporation provide that an affirmative vote of 80% of our outstanding shares is required to remove any or all of the directors without cause.

Duty of Directors. Our articles of incorporation provide that when evaluating any proposed plan of merger, consolidation, exchange or sale of all or substantially all of our assets, the board of directors shall consider the interests of our employees and the community or communities in which we and our subsidiaries, if any, do business, in addition to the interests of our shareholders. Absent this provision, under existing common law, directors would be required to give paramount consideration with respect to such matters to the best interests of shareholders.

Limitation of Director Liability. Our articles of incorporation provide that, to the extent permitted by the South Carolina Business Corporation Act, our directors will not be personally liable to us or our shareholders for monetary damages for breaches of their fiduciary duties. This provision does not, however, eliminate or limit the liability of any director (i) for any breach of the director’s duty of loyalty to us or our shareholders, (ii) for acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) imposed for unlawful distributions as set forth in the South Carolina Business Corporation Act, or (iv) for any transaction from which the director derived an improper personal benefit.

No Preemptive Rights. Our shareholders do not have preemptive rights with respect to the issuance of additional shares, options or rights of any class of our stock. As a result, the directors may sell additional authorized shares of our common stock without first offering them to existing shareholders and giving them the opportunity to purchase sufficient additional shares to prevent dilution of their ownership interests.

Quorum. A majority of the shares entitled to vote constitutes a quorum at any meeting of shareholders.

Amendment to Articles of Incorporation. Unless an amendment has been approved by the affirmative vote of at least two-thirds of the full board of directors, no amendment to our articles of incorporation which amends, alters, repeals or is inconsistent with any of provisions of the articles described in the nine paragraphs immediately above, or in the provisions relating to business combinations set forth under “Statutory Matters” below, shall be effective unless it is approved by the affirmative vote of 80% of our outstanding shares. If two-thirds of the full board of directors approve such an amendment, the amendment need only be approved by holders of two-thirds of our outstanding shares. Amendments to change the number and classes of shares we are authorized to issue and to change our name only require the approval of a majority of the outstanding shares. Other amendments requiring shareholder approval must be approved by two-thirds of the outstanding shares.

Dividends. Shareholders of our common stock will be entitled, pro rata, to dividends paid by us when, if and as declared by the board of directors from funds legally available, whether in cash or in stock, but have no specific right to dividends. The determination and declaration of dividends are within the discretion of the board of directors and will take into account our financial condition, results of operations and other relevant factors. No assurances can be given that any future dividends will be declared or, if declared, what the amount of such dividends will be or whether such dividends will continue for future periods. Our bank may not declare or pay a cash dividend on any of its stock if it is insolvent or if the payment of the dividend would render it insolvent or if the effect thereof would cause its capital to be reduced below the minimum capital requirements imposed by the FDIC. Our bank must also obtain approval of the South Carolina State Board of Financial Institutions prior to paying any cash dividend. If we issue preferred stock, the terms of such stock may require us to pay dividends to holders of the preferred shares under some circumstances. The payment of dividends to holders of preferred stock will not entitle common stockholders to the payment of dividends. We are not presently authorized to issue any preferred stock and authorization to do so would require an amendment to our articles of incorporation.

Conversion; Redemption; Sinking Fund. None of our common stock is convertible, has any redemption rights or is entitled to any sinking fund.

Statutory Matters.

Business Combination Statute. The South Carolina business combinations statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a “business combination” (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation’s board of directors before the 10% shareholder’s share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions, but it does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law. Our articles of incorporation specifically provide that we are subject to the South Carolina business combination statute. An amendment of our articles of incorporation to provide that the statute no longer applies would permit a business combination with an interested shareholder even though that status was obtained prior to the amendment. Such an amendment would require shareholder approval.

Control Share Acquisitions. The South Carolina corporations law also contains provisions that, under certain circumstances, would preclude an acquiror of the shares of a South Carolina corporation who crosses one of three voting thresholds (20%, 33-1/3% or 50%) from obtaining voting control with respect to such shares unless a majority in interest of the disinterested shareholders of the corporation votes to accord voting power to such shares. The law provides that, if authorized by the articles of incorporation or bylaws prior to the occurrence of a control share acquisition, the corporation may redeem the control shares if the acquiring person has not complied with certain procedural requirements (including the filing of an “acquiring person statement” with the corporation within 60 days after the control share acquisition) or if the control shares are not accorded full voting rights by the shareholders. We are not authorized by our articles of incorporation or bylaws to redeem control shares.

Indemnification of Directors and Officers. Under South Carolina law, a corporation has the power to indemnify directors and officers who meet the standards of good faith and reasonable belief that their conduct was lawful and in the corporate interest (or not opposed thereto) set forth by statute. A corporation may also provide insurance for directors and officers against liability arising out of their positions even though the insurance coverage is broader than the power of the corporation to indemnify. Unless limited by its articles of incorporation, a corporation must indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director or officer against reasonable expenses incurred by him in connection with the proceeding. Our articles of incorporation do not limit such indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

General. Taken together, the foregoing provisions of our articles of incorporation and South Carolina law favor maintenance of the status quo and may make it more difficult to change current management, and may impede a change of control of us even if desired by a majority of our shareholders.

SUPERVISION AND REGULATION

Banks and bank holding companies are extensively regulated under both federal and state law. Supervision, regulation and examination of banks and bank holding companies by financial institution regulatory agencies are intended for the protection of depositors and our other customers rather than holders of our common stock. The following information describes statutory and regulatory provisions, and is qualified in its entirety by reference to the applicable statutory and regulatory provisions. Any change in applicable law or regulation may have a material effect on our business.

General

As a bank holding company under the Bank Holding Company Act of 1956, as amended (“BHCA”), Southcoast is subject to the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve”). Under the BHCA, Southcoast’s activities and those of its subsidiaries are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries, or engaging in any other activity which the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Southcoast may engage in a broader range of activities if it becomes a “financial holding company” pursuant to the Gramm-Leach-Bliley Act, which is briefly described below. The BHCA prohibits Southcoast from acquiring direct or indirect control of more than 5% of the outstanding voting stock, or substantially all of the assets of any bank, or from merging or consolidating with another bank holding company without prior approval of the Federal Reserve. Additionally, the BHCA prohibits Southcoast from acquiring ownership or control of more than 5% of the outstanding voting stock of any company engaged in a non-banking business, unless such business is determined by the Federal Reserve to be so closely related to banking as to be properly incident thereto. The BHCA generally does not place territorial restrictions on the activities of such non-banking related activities.

Southcoast also is subject to regulation and supervision by the South Carolina State Board of Financial Institutions (the “State Board”). A South Carolina bank holding company must provide the State Board with information with respect to the financial condition, operations, management and inter-company relationships of the holding company and its subsidiaries. The State Board also may require such other information as is necessary to keep itself informed about whether the provisions of South Carolina law and the regulations and orders issued thereunder by the State Board have been complied with, and the State Board may examine any bank holding company and its subsidiaries.

Obligations of Southcoast to its Subsidiary Bank

A number of obligations and restrictions are imposed on bank holding companies and their depository institution subsidiaries by federal law and regulatory policy that are designed to reduce potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event the depository institution is in danger of becoming insolvent or is insolvent. For example, under the policy of the Federal Reserve, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. In addition, the “cross-guarantee” provisions of the Federal Deposit Insurance Act, as amended (“FDIA”), require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by either the Savings Association Insurance Fund (“SAIF”) or the Bank Insurance Fund (“BIF”) of the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the SAIF or the BIF or both. The FDIC’s claim for damages is superior to claims of shareholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

The FDIA also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or shareholder. This provision would give depositors a preference over general and subordinated creditors and shareholders in the event a receiver is appointed to distribute the assets of Southcoast Community Bank.

Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to the federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

Capital Adequacy Guidelines for Bank Holding Companies and State Banks

The various federal bank regulators, including the Federal Reserve and the FDIC, have adopted risk-based and leverage capital adequacy guidelines for assessing bank holding company and bank capital adequacy. These standards define what qualifies as capital and establish minimum capital standards in relation to assets and off-balance sheet exposures, as adjusted for credit risks.

The risk-based capital standards of both the Federal Reserve and the FDIC explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution’s ability to manage these risks, as important factors to be taken into account by the agencies in assessing an institution’s overall capital adequacy. The capital guidelines also provide that an institution’s exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agencies as a factor in evaluating a bank’s capital adequacy. The Federal Reserve also has recently issued additional capital guidelines for bank holding companies that engage in certain trading activities.

Failure to meet capital guidelines could subject Southcoast Community Bank to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC, a prohibition on the taking of brokered deposits, the imposition of requirements to raise capital, and, in extreme situations, the appointment of a receiver.

Southcoast and Southcoast Community Bank exceeded all applicable capital requirements at December 31, 2004 and June 30, 2005.

Payment of Dividends

Southcoast is a legal entity separate and distinct from its bank subsidiary. Most of the revenues of Southcoast are expected to result from dividends paid to Southcoast by Southcoast Community Bank. There are statutory and regulatory requirements applicable to the payment of dividends by Southcoast Community Bank as well as by Southcoast to its shareholders. It is not anticipated that Southcoast will pay cash dividends in the near future.

Certain Transactions by Southcoast Community Bank with its Affiliates

Federal law regulates transactions among Southcoast Community Bank and its holding company and other nonbank affiliates, including the amount of the bank’s loans to, or investments in, nonbank affiliates and the amount of advances to third parties collateralized by securities of an affiliate. Further, a bank holding company and its affiliates are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

FDIC Insurance Assessments

Because our bank’s deposits are insured by the BIF, it is subject to insurance assessments imposed by the FDIC. Currently, the assessments imposed on all FDIC deposits for deposit insurance have an effective rate ranging from 0 to 27 basis points per $100 of insured deposits, depending on the institution’s capital position and other supervisory factors. However, legislation enacted in 1996 requires that both SAIF-insured and BIF-insured deposits pay a pro rata portion of the interest due on the obligations issued by the Financing Corporation (“FICO”). The FICO assessment is adjusted quarterly to reflect changes in the assessment bases of the respective funds based on quarterly Call Report and Thrift Financial Report submissions.

Regulation of Southcoast Community Bank

Southcoast Community Bank is subject to examination by the FDIC and the State Board. In addition, the bank is subject to various other state and federal laws and regulations, including state usury laws, laws relating to fiduciaries and consumer credit and laws relating to branch banking. Southcoast Community Bank’s loan operations are also subject to certain federal consumer credit laws and regulations promulgated thereunder, including, but not limited to: the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers; the Home Mortgage Disclosure Act, requiring financial institutions to provide certain information concerning their mortgage lending; the Equal Credit Opportunity Act and the Fair Housing Act, prohibiting discrimination on the basis of certain prohibited factors in extending credit; and the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies. The deposit operations of Southcoast Community Bank are also subject to the Truth in Savings Act, requiring certain disclosures about rates paid on savings accounts; the Expedited Funds Availability Act, which deals with the disclosure of the availability of funds deposited in accounts and the collection and return of checks by banks; the Right to Financial Privacy Act, which imposes a duty to maintain certain confidentiality of consumer financial records, and the Electronic Funds Transfer Act and regulations promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services. In addition, the bank is subject to the Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies; the Bank Secrecy Act, dealing with, among other things, the reporting of certain currency transactions; and the USA Patriot Act, dealing with, among other things, standards for verifying customer information at account opening.

Southcoast Community Bank is also subject to the requirements of the Community Reinvestment Act (the “CRA”). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution’s actual performance in meeting community credit needs is evaluated as part of the examination process, and also is considered in evaluating mergers, acquisitions and applications to open a branch or facility. We received an “Outstanding” rating in our last CRA examination.

Other Safety and Soundness Regulations

Prompt Corrective Action. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.”

A bank that is “undercapitalized” becomes subject to provisions of the FDIA: restricting payment of capital distributions and management fees; requiring the FDIC to monitor the condition of the bank; requiring submission by the bank of a capital restoration plan; restricting the growth of the bank’s assets, and requiring prior approval of certain expansion proposals. A bank that is “significantly undercapitalized” is also subject to restrictions on compensation paid to senior management of the bank, and a bank that is “critically undercapitalized” is further subject to restrictions on the activities of the bank and restrictions on payments of subordinated debt of the bank. The purpose of these provisions is to require banks with less than adequate capital to act quickly to restore their capital and to have the FDIC move promptly to take over banks that are unwilling or unable to take such steps.

Brokered Deposits. Under current FDIC regulations, “well capitalized” banks may accept brokered deposits without restriction, “adequately capitalized” banks may accept brokered deposits with a waiver from the FDIC (subject to certain restrictions on payment of rates), while “undercapitalized” banks may not accept brokered deposits. The regulations provide that the definitions of “well capitalized”, “adequately capitalized” and “undercapitalized” are the same as the definitions adopted by the agencies to implement the prompt corrective action provisions described in the previous paragraph. Management does not believe that these regulations will have a material adverse effect on the operations of Southcoast Community Bank.

Interstate Banking

Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, Southcoast and any other adequately capitalized bank holding company located in South Carolina can acquire a bank located in any other state, and a bank holding company located outside South Carolina can acquire any South Carolina-based bank, in either case subject to certain deposit percentage and other restrictions. Unless prohibited by state law, adequately capitalized and managed bank holding companies are permitted to consolidate their multistate bank operations into a single bank subsidiary and to branch interstate through acquisitions. De novo branching by an out-of-state bank is permitted only if the laws of the host state expressly permit it. The authority of a bank to establish and operate branches within a state continues to be subject to applicable state branching laws. South Carolina law was amended, effective July 1, 1996, to permit such interstate branching but not to allow de novo branching by an out-of-state bank.

Gramm-Leach-Bliley Act

The Gramm-Leach-Bliley Act, which makes it easier for affiliations between banks, securities firms and insurance companies to take place, became effective November 12, 1999. The act removes Depression-era barriers that once separated banks and securities firms, and seeks to protect the privacy of consumers’ financial information.

Under provisions of the legislation, which were effective March 11, 2000, and regulations adopted by the appropriate regulators, banks, securities firms and insurance companies are able to structure new affiliations through a holding company structure or through a financial subsidiary. The legislation creates a new type of bank holding company called a “financial holding company” which has powers much more extensive than those of standard holding companies. These expanded powers include authority to engage in “financial activities,” which are activities that are (1) financial in nature; (2) incidental to activities that are financial in nature; or (3) complementary to a financial activity and that do not impose a safety and soundness risk. Significantly, the permitted financial activities for financial holding companies include authority to engage in merchant banking and insurance activities, including insurance portfolio investing. A bank holding company can qualify as a financial holding company and expand the services it offers only if all of its subsidiary depository institutions are well-managed, well-capitalized and have received a rating of “satisfactory” on their last CRA examination.

The legislation also creates another new type of entity called a “financial subsidiary.” A financial subsidiary may be used by a national bank or a group of national banks to engage in many of the same activities permitted for a financial holding company, though several of these activities, including real estate development or investment, insurance or annuity underwriting, insurance portfolio investing and merchant banking, are reserved for financial holding companies. A bank’s investment in a financial subsidiary affects the way in which the bank calculates its regulatory capital, and the assets and liabilities of financial subsidiaries may not be consolidated with those of the bank. A bank must also be certain that its risk management procedures are adequate to protect it from financial and operational risks created both by itself and by any financial subsidiary. Further, a bank must establish policies to maintain the separate corporate identities of the bank and its financial subsidiary and to prevent each from becoming liable for the obligations of the other.

The act also establishes the concept of “functional supervision,” meaning that similar activities should be regulated by the same regulator. Accordingly, the act spells out the regulatory authority of the bank regulatory agencies, the Securities and Exchange Commission and state insurance regulators so that each type of activity is supervised by a regulator with corresponding expertise. The Federal Reserve is intended to be an umbrella supervisor with the authority to require a bank holding company or financial holding company or any subsidiary of either to file reports as to its financial condition, risk management systems, transactions with depository institution subsidiaries and affiliates, and compliance with any federal law that it has authority to enforce.

Although the act reaffirms that states are the regulators for insurance activities of all persons, including federally-chartered banks, the act prohibits states from preventing depository institutions and their affiliates from conducting insurance activities.

The act also establishes a minimum federal standard of privacy to protect the confidentiality of a consumer’s personal financial information and gives the consumer the power to choose how personal financial information may be used by financial institutions.

The act and the regulations adopted pursuant to the act create new opportunities for us to offer expanded services to customers in the future, though we have not yet determined what the nature of the expanded services might be or when we might find it feasible to offer them. We also expect that the act will increase competition from larger financial institutions that are currently more capable than we are of taking advantage of the opportunity to provide a broader range of services. However, we continue to believe that our commitment to providing high quality, personalized service to customers will permit us to remain competitive in our market area.

Legislative Proposals

New proposed legislation, which could significantly affect the business of banking, has been introduced or may be introduced in Congress from time to time. We cannot predict the future course of such legislative proposals or their impact on Southcoast and Southcoast Community Bank should they be adopted.

Fiscal and Monetary Policy

Banking is a business which depends to a large extent on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank’s earnings. Thus, the earnings and growth of Southcoast and Southcoast Community Bank are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits. The nature and timing of any changes in such policies and their impact on Southcoast and Southcoast Community Bank cannot be predicted.

UNDERWRITING

We and the underwriter, Morgan Keegan & Company, Inc., have entered into an underwriting agreement covering the common stock to be offered in this offering. Pursuant to the underwriting agreement, the underwriter has agreed to purchase from us 1,400,000 shares of common stock.

The underwriting agreement provides that the underwriter’s obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriter are true;

•	there is no material adverse change in the financial markets; and

•	we deliver customary closing documents and legal opinions to the underwriter.

The underwriter is committed to purchase and pay for all shares of our common stock offered by this prospectus if any such shares are taken. However, the underwriter is not obligated to take or pay for the shares of our common stock covered by the underwriter’s over-allotment option described below, unless and until this option is exercised.

The common stock is listed on the Nasdaq National Market under the symbol “SOCB.”

Directed Share Program

At our request, the underwriter has reserved shares of our common stock for sale in a directed share program to our directors, officers and employees, and to other persons with whom we have a business relationship who have expressed an interest in participating in this offering. We expect these persons to purchase no more than 5% of the common stock offered in this offering. Any reserved shares that are not purchased may be reallocated to other persons for whom such shares are reserved, or sold to the general public. The number of shares available for sale to the general public will be reduced to the extent persons purchase these reserved shares. Shares purchased pursuant to this program will be purchased at the public offering price and will be subject to a         -day lock-up arrangement.

Over-allotment Option

We have granted to the underwriter an over-allotment option, exercisable no later than 30 days from the date of this prospectus, to purchase up to an aggregate of 210,000 additional shares of common stock at the public offering price, less the underwriting discount and commission set forth on the cover page of this prospectus.

To the extent that the underwriter exercises its over-allotment option, the underwriter will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase such additional shares. We will be obligated to sell these shares of common stock to the underwriter to the extent the over-allotment option is exercised. The underwriter may exercise this option only to cover overallotments made in connection with the sale of the common stock offered by this prospectus.

Commissions and Expenses

The underwriter proposes to offer the common stock directly to the public at the offering price set forth on the cover page of this prospectus and to dealers at the public offering price less a concession not in excess of $             per share, of which a concession not in excess of $             per share may be reallowed to other dealers. After the public offering of the common stock, the underwriter may change the offering price and other selling terms.

The following table shows the per share and total underwriting discounts and commission that we will pay to the underwriter and the proceeds we will receive before other expenses related to this offering. These amounts are shown assuming both no exercise and full exercise of the underwriter’s option to purchase additional shares.

	Per Share	Total Without over- allotment exercise	Total With over- allotment exercise
Public offering price	$	$	$
Underwriting discount payable by us(1)	$
Proceeds to us before expenses	$

(1)	In addition to underwriting discounts payable by us to the underwriter in connection with this offering, the $50,000.00 in cash compensation (in the form of 50 basis points of the liquidation value of the trust preferred securities) paid to the underwriter by the trust preferred securities purchaser in connection with our offering of trust preferred securities on August 5, 2005 is considered by the National Association of Securities Dealers, Inc. to be underwriting compensation for purposes of this offering even though the compensation was not paid by us.

Lock-Up Agreements

We, our subsidiaries, and each of our directors and executive officers have agreed, for a period of          days after the date of this prospectus, without the prior written consent of Morgan Keegan & Company, Inc.:

•	not to offer, sell, contract to sell, announce the intention to sell or pledge any of our common stock;

•	not to grant or sell any option or contract to purchase any of our common stock;

•	not to enter into any swap or other agreement that transfers any of the economic consequences of ownership of or otherwise transfer or dispose of, directly or indirectly, any of our common stock; and

•	not to enter into any hedging, collar or other transaction or arrangement that is designed or reasonably expected to lead to or result in a transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether or not such transfer would be for any consideration.

These agreements also prohibit us and our subsidiaries, our executive officers and certain of our shareholders from entering into any of the foregoing transactions with respect to any securities that are convertible into or exchangeable for our common stock.

Each of our directors and executive officers have also agreed, for a period of          days after the date of this prospectus, not to seek to exercise or effectuate, in any manner, any rights now held or subsequently acquired to require us to register, under the Securities Act of 1933, the sale, transfer or other disposition of our common stock held by such person.

Indemnity

We have agreed to indemnify the underwriter and persons who control the underwriter against liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments that the underwriter may be required to make for these liabilities.

Stabilization

In connection with this offering, the underwriter may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase common stock so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment transactions involve sales by the underwriter of common stock in excess of the number of shares the underwriter is obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriter is not greater than the number of shares that the underwriter may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by exercising its over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which the underwriter may purchase common stock through exercise of the over-allotment option. If the underwriter sells more common stock than could be covered by exercise of the over-allotment option and, therefore, has a naked short position, the position can be closed out only by buying common stock in the open market. A naked short position is more likely to be created if the underwriter is concerned that after pricing there could be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriter makes any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriter and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Act. Rule 103 permits passive market making activity by the participants in our common stock offering. Passive market making may occur before the pricing of our offering, and before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriter and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Our Relationship with the Underwriter

Morgan Keegan & Company, Inc., and some of its affiliates have performed and expect to continue to perform financial advisory and investment and commercial banking services for us.

The common stock is being offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of certain legal matters by counsel for the underwriter and other conditions. The underwriter reserves the right to withdraw, cancel or modify this offering and to reject orders in whole or in part.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Haynsworth Sinkler Boyd, P.A., Columbia, South Carolina. Certain matters in this offering will be passed upon for Morgan Keegan & Company, Inc., by Alston & Bird LLP, Atlanta, Georgia.

ACCOUNTING MATTERS

Our financial statements at December 31, 2004 and 2003, and for the years ended December 31, 2004, 2003 and 2002 have been audited by Elliott Davis, LLC, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, and have been so included in reliance on the report of such firm given upon their authority as an independent registered public accounting firm.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information can be inspected, and copies may be obtained upon payment of prescribed fees, at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding Southcoast and other companies that file electronically with the SEC.

We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement and accompanying exhibits. For further information about us and the common stock we are offering, refer to the registration statement, including the exhibits. The registration statement can be inspected and copied at the public reference facilities of the SEC at the address above and copies of such materials can be obtained by mail from the Public Reference Room of the SEC at such address at prescribed rates. The registration statement and exhibits to it may also be inspected on the SEC’s website.

INDE X TO CONSOLIDATED FINANCIAL STATEMENTS

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

	June 30, 2005	December 31, 2004
	(Unaudited)
Assets
Cash and cash equivalents:
Cash and due from banks	$14,118,430	$11,853,273
Federal funds sold	25,074,000	4,236,000

Total cash and cash equivalents	39,192,430	16,089,273

Investment securities
Available for sale	24,881,933	21,738,335
Federal Home Loan Bank Stock, at cost	3,180,100	3,093,100

Total investment securities	28,062,033	24,831,435

Loans held for sale	5,175,899	12,009,550

Loans, net of allowance of $ 3,720,164 and $ 3,403,970	315,756,955	293,206,968

Property and equipment, net	17,791,084	14,843,884
Other assets	6,889,014	5,122,013

Total assets	$412,867,415	$366,103,123

Liabilities
Deposits
Noninterest bearing	$48,152,873	$27,954,739
Interest bearing	257,331,753	230,198,544

Total deposits	305,484,626	258,153,283

Advances from Federal Home Loan Bank	55,000,000	58,000,000
Junior subordinated debentures	11,345,000	11,345,000
Other liabilities	2,223,886	2,034,091

Total liabilities	374,053,512	329,532,374

Shareholders’ Equity
Common stock (no par value; 20,000,000 shares authorized; 3,334,268 shares outstanding at June 30, 2005 and 2,970,663 at December 31, 2004)	37,837,141	34,080,782
Retained earnings	953,444	2,364,340
Accumulated other comprehensive income	23,318	125,627

Total shareholders’ equity	38,813,903	36,570,749

Total liabilities and shareholders’ equity	$412,867,415	$366,103,123

See notes to condensed consolidated financial statements (unaudited).

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Income

(Unaudited)

	For the Six Months Ended June 30,
	2005	2004
Interest income
Loans, including fees	$9,963,133	$7,005,001
Investment securities	615,895	420,254
Federal funds sold	236,450	60,920

Total interest income	10,815,478	7,486,175

Interest expense
Deposits and borrowings	4,334,721	2,625,485

Net interest income	6,480,757	4,860,690
Provision for loan losses	314,755	245,000

Net interest income after provision for loan losses	6,166,002	4,615,690

Noninterest income
Service fees on deposit accounts	445,384	462,963
Fees on loans sold	283,797	134,691
Gain on sale of available for sale securities	46,653	—
Other	140,993	75,014

Total noninterest income	916,827	672,668

Noninterest expenses
Salaries and employment benefits	2,488,535	2,021,978
Occupancy	340,044	229,043
Furniture and equipment	376,323	391,721
Advertising and public relations	126,062	78,882
Professional fees	179,107	153,569
Travel and entertainment	143,038	102,239
Telephone, postage and supplies	166,394	164,463
Other operating expenses	499,881	300,128

Total noninterest expenses	4,319,384	3,442,023

Income before income taxes	2,763,445	1,846,335
Income tax	921,361	573,037

Net income	$1,842,084	$1,273,298

Basic net income per common share	$0.56	$0.39
Diluted net income per common share	$0.56	$0.39

Weighted average shares outstanding
Basic	3,311,051	3,256,405
Diluted	3,316,253	3,294,770

See notes to condensed consolidated financial statements (unaudited).

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Income—(Continued)

(Unaudited)

	For the Three Months Ended June 30,
	2005	2004
Interest income
Loans, including fees	$5,109,650	$3,687,789
Investment securities	335,109	236,622
Federal funds sold	120,831	40,184

Total interest income	5,565,590	3,964,595

Interest expense
Deposits and borrowings	2,231,623	1,439,365

Net interest income	3,333,967	2,525,230
Provision for loan losses	143,500	95,000

Net interest income after provision for loan losses	3,190,467	2,430,230

Noninterest income
Service fees on deposit accounts	223,399	242,001
Fees on loans sold	135,809	83,554
Gain on sale of available for sale securities	27,336	—
Other	64,400	32,522

Total noninterest income	450,944	358,077

Noninterest expenses
Salaries and employment benefits	1,232,470	1,045,842
Occupancy	174,120	122,347
Furniture and equipment	198,679	216,311
Advertising and public relations	77,091	49,519
Professional fees	116,921	97,469
Travel and entertainment	74,941	58,124
Telephone, postage and supplies	73,021	76,860
Other operating expenses	274,800	171,600

Total noninterest expenses	2,222,043	1,838,072

Income before income taxes	1,419,368	950,235
Income tax	465,924	294,318

Net income	$953,444	$655,917

Basic net income per common share	$0.29	$0.20
Diluted net income per common share	$0.29	$0.20

Weighted average shares outstanding
Basic	3,331,838	3,262,094
Diluted	3,337,707	3,300,419

See notes to condensed consolidated financial statements (unaudited).

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statement of Changes in Shareholders’ Equity

For the six months ended June 30, 2005 and 2004

(Unaudited)

	Common Stock		Retained earnings	Accumulated other comprehensive income (loss)	Total
	Shares	Amount
Balance, December 31, 2003	2,680,501	$33,298,027	$—	$112,384	$33,410,411
Net income for the period			1,273,298		1,273,298
Other comprehensive income, net of tax
Unrealized holding losses on securities available for sale				(223,318)	(223,318)

Comprehensive income					1,049,980
Stock dividend	269,564	617,381	(617,381)
Exercise of stock options	12,721	59,612			59,612
Employee stock purchase plan	2,805	47,212			47,212

Balance, June 30, 2004	2,965,591	$34,022,232	$655,917	$(110,934)	$34,567,215

Balance, December 31, 2004	2,970,663	$34,080,782	$2,364,340	$125,627	$36,570,749
Net income for the period			1,842,084		1,842,084
Other comprehensive income, net of tax
Unrealized holding losses on securities available for sale				(102,309)	(102,309)

Comprehensive income					1,739,775
Stock dividend	302,988	3,252,980	(3,252,980)
Exercise of stock options	49,116	233,590			233,590
Employee stock purchase plan	3,151	67,051			67,051
Sale of stock	8,350	202,738			202,738

Balance, June 30, 2005	3,334,268	$37,837,141	$953,444	$23,318	$38,813,903

See notes to condensed consolidated financial statements (unaudited).

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	For the Six Months Ended June 30,
	2005	2004
Operating activities
Net income	$1,842,084	$1,273,298
Adjustments to reconcile net income to net cash provided (used) by operating activities
Deferred income taxes	921,361	573,037
Provision for loan losses	314,755	245,000
Depreciation and amortization	342,712	359,921
Increase in other assets	(1,767,001)	(827,107)
Increase (decrease) in other liabilities	(833,875)	623,477

Net cash provided by operating activities	820,036	2,247,626

Investing activities
(Purchase) sale of Federal Home Loan Bank stock	(87,000)	5,000
Purchase of investment securities available for sale	(3,143,598)	(19,291,761)
Net increase in loans	(16,031,091)	(38,230,692)
Purchase of property and equipment	(3,289,912)	(5,336,266)

Net cash used for investing activities	(22,551,601)	(62,853,719)

Financing activities
Increase (decrease) in borrowings	(3,000,000)	(100,000)
Proceeds from issuance of stock, net	503,379	106,824
Net increase in deposits	47,331,343	60,902,728

Net cash provided by financing activities	44,834,722	60,909,552

Increase (decrease) in cash and cash equivalents	23,103,157	15,643,459
Cash and cash equivalents, beginning of period	16,089,273	17,581,376

Cash and cash equivalents, end of period	$39,192,430	$17,884,835

See notes to condensed consolidated financial statements (unaudited).

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1—Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Rule 10-01(a)-(c) of Regulation S-X of the Securities and Exchange Commission. Accordingly they do not include all information and notes required by generally accepted accounting principles for complete financial statements. However, in the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included.

Note 2—Organization

Southcoast Financial Corporation (the “Company”) is a South Carolina corporation organized in 1999 for the purpose of being a holding company for Southcoast Community Bank (the “Bank”). On April 29, 1999, pursuant to a Plan of Exchange approved by the shareholders, all of the outstanding shares of capital stock of the Bank were exchanged for shares of common stock of the Company. The Company presently engages in no business other than that of owning the Bank and other subsidiaries and has no employees.

Note 3—Stock-Based Compensation

We have a stock-based employee compensation plan which is accounted for under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all stock options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share as if we had applied the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

	Six months ended June 30,
	2005	2004
	(Unaudited)
Net income, as reported	$1,842,084	$1,273,298
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	—	91,113

Pro forma net income	$1,842,084	$1,182,185

Earnings per share:
Basic—as reported	$0.56	$0.39

Basic—pro forma	$0.56	$0.37

Diluted—as reported	$0.56	$0.39

Diluted—pro forma	$0.56	$0.37

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

	Three months ended June 30,
	2005	2004
	(Unaudited)
Net income, as reported	$953,444	$655,917
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	—	—

Pro forma net income	$953,444	$655,917

Earnings per share:
Basic—as reported	$0.29	$0.20

Basic—pro forma	$0.29	$0.20

Diluted—as reported	$0.29	$0.20

Diluted—pro forma	$0.29	$0.20

Note 4—Net Income Per Share

Net income per share is computed on the basis of the weighted average number of common shares outstanding in accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share”. The treasury stock method is used to compute the effect of stock options on the weighted average number of shares outstanding for diluted earnings per share.

On April 27, 2005, the Company declared a ten percent stock dividend to shareholders’ of record as of May 27, 2005 and payable June 24, 2005. The June 30, 2005 financials reflect this dividend. The Company also declared a ten percent stock dividend in April 2004. The weighted average number of shares and all other share data have been restated for all periods presented to reflect these stock dividends.

Note 5—Recently Issued Accounting Standards

The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). Statement No. 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, the adoption of SFAS No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning within the first interim or annual reporting period of a company’s first fiscal year beginning on or after June 15, 2005.

In April 2005, the Securities and Exchange Commission’s Office of the Chief Accountant and its Division of Corporation Finance has released Staff Accounting Bulletin (SAB) No. 107. SAB 107 provides interpretive guidance related to the interaction between Statement No. 123(R) and certain SEC rules and regulations, as well as the staff’s views regarding the valuation of share-based payment arrangements for public companies. SAB 107 also reminds public companies of the importance of including disclosures within filings made with the SEC

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

relating to the accounting for share-based payment transactions, particularly during the transition to Statement No. 123(R). The Company does not expect that the adoption of SFAS No. 123(R) will have any material effect on its financial position, results of operations and cash flows.

In December 2003, the FASB issued FIN No. 46 (revised), “Consolidation of Variable Interest Entities” (“FIN No. 46(R)”), which addresses consolidation by business enterprises of variable interest entities. FIN No. 46(R) requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. FIN No. 46(R) also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46(R) provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46(R) applied immediately to variable interest entities created after January 31, 2003. The consolidation requirements applied to the Company’s existing variable interest entities in the first reporting period ending after March 15, 2004. Certain of the disclosure requirements applied to all financial statements issued after December 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46(R) did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In November 2003, the Emerging Issues Task Force (“EITF”) reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available for sale or held to maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but for which other-than-temporary impairment has not been recognized. Accordingly the EITF issued EITF No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available for sale or held to maturity under SFAS No. 115 and provides guidance on quantitative and qualitative disclosures. The disclosure requirements of EITF No. 03-1 are effective for annual financial statements for fiscal years ending after June 15, 2004. The effective date for the measurement and recognition guidance of EITF No. 03-1 has been delayed. The FASB staff has issued a proposed Board-directed FASB Staff Position (“FSP”), FSP EITF 03-1-a, “Implementation Guidance for the Application of Paragraph 16 of Issue No. 03-1.” The proposed FSP would provide implementation guidance with respect to debt securities that are impaired solely due to interest rates and/or sector spreads and analyzed for other-than-temporary impairment under the measurement and recognition requirements of EITF No. 03-1. The delay of the effective date for the measurement and recognition requirements of EITF No. 03-1 will be superseded concurrent with the final issuance of FSP EITF 03-1-a. Adopting the disclosure provisions of EITF No. 03-1 did not have any impact on the Company’s financial position or results of operations. The Company cannot presently predict whether FSP EITF 03-1-a, when issued in final form will have any material effect on the company.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Southcoast Financial Corporation and Subsidiaries

Mt. Pleasant, South Carolina

We have audited the accompanying consolidated balance sheets of Southcoast Financial Corporation and Subsidiaries (the “Company”) as of December 31, 2004 and 2003 and the related consolidated statements of income, shareholders’ equity and comprehensive income and cash flows for each of the years in the three year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Southcoast Financial Corporation and Subsidiaries at December 31, 2004 and 2003 and the results of their operations and cash flows for each of the years in the three year period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Elliott Davis, LLC

Columbia, South Carolina

February 10, 2005, except for Notes 1, 18, 20, 21 and 25 as to which the date is August 29, 2005.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,
	2004	2003
Assets
Cash and due from banks	$11,853,273	$5,550,376
Federal funds sold	4,236,000	12,031,000

Cash and cash equivalents	16,089,273	17,581,376
Investment securities
Available for sale	21,738,335	19,993,359
Federal Home Loan Bank stock, at cost	3,093,100	2,055,000
Loans held for sale	12,009,550	427,000
Loans, net	293,206,968	199,732,196
Property and equipment, net	14,843,884	9,412,214
Other assets	5,122,013	4,015,957

Total assets	$366,103,123	$253,217,102

Liabilities and shareholders’ equity
Deposits
Noninterest bearing	$27,954,739	$19,645,320
Interest bearing	230,198,544	146,567,087

Total deposits	258,153,283	166,212,407
Advances from Federal Home Loan Bank	58,000,000	41,100,000
Junior subordinated debentures	11,345,000	11,345,000
Other liabilities	2,034,091	1,149,284

Total liabilities	329,532,374	219,806,691

Commitments and contingencies—Notes 11 and 16
Shareholders’ equity
Common stock, no par value, 20,000,000 shares authorized, 3,267,729 and 2,948,551 shares issued in 2004 and 2003, respectively	34,080,782	33,298,027
Retained earnings	2,364,340	—
Accumulated other comprehensive income	125,627	112,384

Total shareholders’ equity	36,570,749	33,410,411

Total liabilities and shareholders’ equity	$366,103,123	$253,217,102

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Income

	For the years ended December 31,
	2004	2003	2002
Interest income
Loans and fees on loans	$15,519,379	$11,910,923	$8,888,033
Investment securities, taxable	985,308	420,743	315,742
Federal funds sold	90,742	130,011	168,835

Total interest income	16,595,429	12,461,677	9,372,610
Interest expense
Deposits	3,861,181	2,911,120	2,805,306
Advances from Federal Home Loan Bank	1,488,737	1,164,364	945,147
Junior subordinated debentures	553,646	527,916	163,941

Total interest expense	5,903,564	4,603,400	3,914,394

Net interest income	10,691,865	7,858,277	5,458,216
Provision for loan losses	1,146,495	735,000	479,930

Net interest income after provision for loan losses	9,545,370	7,123,277	4,978,286
Noninterest income
Service fees on deposit accounts	947,932	893,926	640,552
Gain on sale of mortgage loans	396,464	628,019	647,941
Gain on sale of investment securities	21,689	—	198,516
Gain on sale of property and equipment	1,163,485	—	—
Other	170,369	189,394	280,283

Total noninterest income	2,699,939	1,711,339	1,767,292

Noninterest expenses
Salaries and employee benefits	4,889,216	3,800,401	2,917,092
Occupancy	451,274	387,399	327,129
Furniture and equipment	688,812	652,072	502,784
Advertising and public relations	197,023	100,274	111,696
Professional fees	308,574	267,780	164,480
Travel and entertainment	251,823	203,283	150,655
Telephone, postage and supplies	312,722	262,969	280,538
Insurance	123,341	110,591	89,685
Other operating	742,846	386,427	321,919

Total noninterest expenses	7,965,631	6,171,196	4,865,978

Income before income taxes	4,279,678	2,663,420	1,879,600
Income tax expense	1,297,957	959,177	732,900

Net income	$2,981,721	$1,704,243	$1,146,700

Basic net income per common share(1)	$0.91	$0.83	$0.62

Diluted net income per common share(1)	$0.90	$0.82	$0.60

Weighted average number of common shares outstanding(1)
Basic	3,260,475	2,042,180	1,837,372

Diluted	3,306,925	2,090,696	1,911,262

(1)	Adjusted for the effects of stock dividends

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

Years ended December 31, 2004, 2003 and 2002

	Common Stock		Retained earnings	Accumulated other comprehensive income (loss)	Total shareholders’ equity
	Shares	Amount
Balance, December 31, 2001	1,317,230	$11,339,708	$142,621	$67,613	$11,549,492

Net income	—	—	1,146,700	—	1,146,700
Other comprehensive income:
Unrealized holding gains on securities available for sale, net of income taxes of $59,928	—	—	—	96,542	96,542
Less reclassification adjustment for gains included in net income, net of taxes of $76,093	—	—	—	(122,484)	(122,484)

Comprehensive income					1,120,758
Stock dividend (10%)	132,018	950,527	(950,527)	—	—
Employee stock purchase plan	4,948	39,202	—	—	39,202

Balance, December 31, 2002	1,454,196	12,329,437	338,794	41,221	12,709,452

Net income	—	—	1,704,243	—	1,704,243
Other comprehensive income:
Unrealized holding gains on securities available for sale, net of taxes of $59,928	—	—	—	71,163	71,163

Comprehensive income					1,775,406
Stock dividends (15%)	225,518	2,043,037	(2,043,037)	—	—
Stock offering (net of offering costs of $1,669,716)	1,214,400	18,754,284	—	—	18,754,284
Exercise of stock options	57,610	246,826	—	—	246,826
Employee stock purchase plan	3,428	36,943	—	—	36,943
Repurchase of stock	(6,601)	(112,500)	—	—	(112,500)

Balance, December 31, 2003	2,948,551	33,298,027	—	112,384	33,410,411

Net income			2,981,721		2,981,721
Other comprehensive income:
Unrealized holding gains on securities available for sale, net of taxes of $14,857				27,524	27,524

Less reclassification adjustment for gains included in net income, net of taxes of $7,408				(14,281)	(14,281)

Comprehensive income					2,994,964
Exercise of stock options	15,490	60,288			60,288
Employee stock purchase plan	7,137	105,086			105,086
Stock dividends (10%)	296,551	617,381	(617,381)		—

Balance, December 31, 2004	3,267,729	$34,080,782	$2,364,340	$125,627	$36,570,749

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	For the years ended December 31,
	2004	2003	2002
Operating activities
Net income	$2,981,721	$1,704,243	$1,146,700
Adjustments to reconcile net income to net cash used for operating activities
Deferred income taxes	(207,053)	(175,663)	54,477
Provision for loan losses	1,146,495	735,000	479,930
Depreciation and amortization	571,133	492,102	533,881
Origination of loans held for sale	(40,438,086)	(48,098,007)	(47,417,411)
Proceeds from sale of loans held for sale	28,855,536	56,353,566	42,859,901
Gain on sale of investment securities	(21,689)	—	(198,516)
Gain on sale of property and equipment	(1,163,485)	—	—
Decrease (increase) in other assets	398,716	(1,304,549)	(741,196)
Increase (decrease) in other liabilities	(420,361)	21,100	800,126

Net cash provided by (used for) operating activities	(8,297,073)	9,727,792	(2,482,108)

Investing activities
Proceeds from maturities/calls of available for sale securities	12,090,348	7,154,359	—
Proceeds from sale of available for sale securities	21,361,689	—	11,481,876
Purchase of available for sale securities	(35,194,416)	(21,086,552)	(10,500,000)
Purchase of Federal Home Loan Bank stock	(2,458,100)	(890,000)	—
Sale of Federal Home Loan Bank stock	1,420,000	150,000	175,000
Increase in loans, net	(94,621,267)	(65,807,969)	(39,471,877)
Purchase of property and equipment	(10,493,569)	(1,821,383)	(1,256,326)
Proceeds from sale of property and equipment	5,694,035	—	—

Net cash used for investing activities	(102,201,280)	(82,301,545)	(39,571,327)

Financing activities
Net increase in deposits	91,940,876	33,556,990	50,799,711
Increase (decrease) in other borrowings	16,900,000	17,600,000	(6,900,000)
Proceeds from junior subordinated debentures	—	—	11,000,000
Repurchase of common stock	—	(112,500)	—
Proceeds from stock offering, net	—	18,754,284	—
Proceeds from exercise of stock options	60,288	246,826	—
Proceeds from employee stock purchase plan	105,086	36,943	39,202

Net cash provided by financing activities	109,006,250	70,082,543	54,938,913

Net increase (decrease) in cash and cash equivalents	(1,492,103)	(2,491,210)	12,885,478
Cash and cash equivalents, beginning of year	17,581,376	20,072,586	7,187,108

Cash and cash equivalents, end of year	$16,089,273	$17,581,376	$20,072,586

Cash paid for
Interest	$5,306,323	$4,733,898	$3,672,370

Income taxes	$1,353,700	$1,006,950	$363,779

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ACTIVITIES

Southcoast Financial Corporation (the “Company”) is a South Carolina corporation organized in 1999 for the purpose of being a holding company for Southcoast Community Bank (the “Bank”). The Company’s primary purpose is that of owning the Bank. The Company is regulated by the Federal Reserve Board. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Bank commenced operations in 1998 and operates as a South Carolina chartered bank providing full banking services to its customers. The Bank is subject to regulation by the South Carolina State Board of Financial Institutions and the Federal Deposit Insurance Corporation. During 2004, Southcoast Investments, Inc. was formed as a wholly-owned subsidiary of the Company. Southcoast Investments, Inc. was formed primarily to hold properties of the Company and Bank. During 2002, the Company formed Southcoast Capital Trust I and II for the purpose of issuing trust preferred securities.

Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

Concentrations of Credit Risk—The Company, through its bank subsidiary, makes loans to individuals and businesses in and around the South Carolina counties of Charleston, Dorchester, and Berkley for various personal and commercial purposes. The Company has a diversified loan portfolio and the borrowers’ ability to repay their loans is not dependent upon any specific economic sector.

Investment Securities—The Company accounts for investment securities in accordance with Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”. The Statement requires investments in equity and debt securities to be classified into three categories:

Available-for-sale: These are securities which are not classified as either held to maturity or as trading securities. These securities are reported at fair market value. Unrealized gains and losses are reported, net of income taxes, as separate components of shareholders’ equity (accumulated other comprehensive income). Gains or losses on dispositions of securities are based on the difference between the net proceeds and the adjusted carrying amount of the securities sold, using the specific identification method. Premiums and discounts are amortized into interest income by a method that approximates a level yield.

Held-to-maturity: These are debt securities which the Company has the ability and intent to hold until maturity. These securities are stated at cost, adjusted for amortization of premiums and the accretion of discounts. The Company has no held to maturity securities.

Trading: These are securities which are bought and held principally for the purpose of selling in the near future. Trading securities are reported at fair market value, and related unrealized gains and losses are recognized in the income statement. The Company has no trading securities.

Loans Held-for-Sale—Loans held for sale consist of 1 - 4 family residential mortgage loans. They are reported at the lower of cost or market value on an aggregate loan basis. Net unrealized losses, if any, are recognized through a valuation allowance. Gains or losses realized on the sales of loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of loans sold.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Loans, Interest and Fee Income on Loans—Loans are stated at the principal balance outstanding. The allowance for loan losses is deducted from total loans in the balance sheet. Interest income is recognized on an accrual basis over the term of the loan based on the principal amount outstanding.

Loans are generally placed on non-accrual status when principal or interest becomes contractually ninety days past due, or when payment in full is not anticipated. When a loan is placed on non-accrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on non-accrual loans are not recorded as interest income, but are used to reduce principal. Loans are not returned to accrual status until the borrower demonstrates the ability to pay principal and interest. Loans on non-accrual status as well as real estate acquired through foreclosure or deed taken in lieu of foreclosure are considered non-performing assets.

Allowance for Loan Losses—The provision for loan losses charged to operating expenses reflects the amount deemed appropriate by management to establish an adequate reserve to meet the estimated losses inherent in the current loan portfolio. Management’s judgment is based on periodic and regular evaluation of individual loans, the overall risk characteristics of the various portfolio segments, past experience with losses, and prevailing and anticipated economic conditions. Loans which are determined to be uncollectible are charged against the allowance. The provision for loan losses and recoveries on loans previously charged off are added to the allowance.

The Company accounts for impaired loans in accordance with SFAS No. 114, “Accounting by Creditors for Impairment of a Loan”. This standard requires that all lenders value loans at the loan’s fair value if it is probable that the lender will be unable to collect all amounts due according to the terms of the loan agreement. Fair value may be determined based upon the present value of expected cash flows, market price of the loan, if available, or value of the underlying collateral. Expected cash flows are required to be discounted at the loan’s effective interest rate.

Under SFAS No. 114, as amended by SFAS No. 118, when the ultimate collectibility of an impaired loan’s principal is in doubt, wholly or partially, all cash receipts are applied to principal. Once the reported principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has been foregone. Further cash receipts are recorded as recoveries of any amounts previously charged off.

A loan is also considered impaired if its terms are modified in a troubled debt restructuring. For these accruing impaired loans, cash receipts are typically applied to principal and interest receivable in accordance with the terms of the restructured loan agreement. Interest income is recognized on these loans using the accrual method of accounting. As of December 31, 2004 and 2003, the Company had no impaired loans that were material to the consolidated financial statements.

Property and Equipment—Property, furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Maintenance and repairs are charged to operations, while major improvements are capitalized. Upon retirement, sale, or other disposition the cost and accumulated depreciation are eliminated from the accounts, and gain or loss is included in income from operations.

Debt Issuance Costs—Issuance costs associated with the junior subordinated debentures are amortized over the life of the debt using the straight-line method, which approximates the effective yield method.

Income Taxes—The financial statements have been prepared on the accrual basis. When income and expenses are recognized in different periods for financial reporting purposes versus for purposes of computing

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

income taxes currently payable, deferred taxes are provided on such temporary differences. The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes”. Under SFAS No. 109, deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been recognized in the financial statements or tax return. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled.

Advertising Expense—Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent. Advertising and public relations costs of $197,023, $100,274 and $111,696 were included in the Company’s results of operations for 2004, 2003 and 2002, respectively.

Net Income Per Common Share—Net income per common share is computed on the basis of the weighted average number of common shares outstanding in accordance with SFAS No. 128, “Earnings per Share”. The treasury stock method is used to compute the effect of stock options on the weighted average number of common shares outstanding for diluted earnings per share. The Board of Directors declared and paid a ten percent stock dividend in May 2005, May 2004 and 2003, and a five percent stock dividend in August 2003. The Board also declared and paid a ten percent stock dividend in March 2002. Per share amounts have been retroactively restated to reflect the stock dividends.

Statement of Cash Flows—For purposes of reporting cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “Cash and Due From Banks” and “Federal Funds Sold.” Cash and cash equivalents have an original maturity of three months or less.

Fair Value of Financial Instruments—SFAS No. 107, “Disclosures About Fair Value of Financial Instruments,” as amended by SFAS No. 119 and SFAS No. 133, requires disclosure of fair value information for financial instruments, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. SFAS No. 107 defines a financial instrument as cash, evidence of an ownership interest in an entity or contractual obligations which require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including the Company’s common stock. In addition, other nonfinancial instruments such as property and equipment and other assets and liabilities are not subject to the disclosure requirements.

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and due from banks—The carrying amounts reported in the balance sheets for cash and due from banks (cash on hand, due from banks and interest bearing deposits with other banks) approximate their fair values.

Federal funds sold—The carrying amounts of federal funds sold approximate their fair values.

Investment securities available for sale—Fair values for investment securities available for sale are based on quoted market prices.

Federal Home Loan Bank stock—The carrying amounts of Federal Home Loan Bank stock approximate their fair values.

Loans held for sale—The carrying amounts of loans held for sale approximate their fair values.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Loans—For variable rate loans that reprice frequently and for loans that mature within three months, fair values are based on carrying values. Fair values for all other loans are estimated using discounted cash flow analyses, with interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposits—The fair values disclosed for deposits with no defined maturities is equal to their carrying amounts which represent the amount payable on demand. The carrying amounts for variable rate, fixed-term money market accounts approximate their fair value at the reporting date. Fair values fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities.

Advances from the Federal Home Loan Bank and junior subordinated debentures—For other borrowings that reprice frequently, fair values are based on carrying values. Fair values for all other borrowings are estimated using discounted cash flow analyses, based on the Bank’s current incremental borrowing rates for similar types of borrowing arrangements.

Off-balance sheet instruments—Fair values of off-balance sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Stock Based Compensation—The Company has a stock-based employee compensation plan which is further described in Note 18. The Company accounts for the plan under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all stock options granted under these plans had an exercise price equal to the market value of the underlying common stock on the date of grant. There were 19,250 options granted in 2004. There were no options granted in 2003 or 2002. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value recognition provisions of Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation for options granted in 2004.

	For the years ended December 31,
	2004	2003	2002
Net income, as reported	$2,981,721	$1,704,243	$1,146,700
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	91,113	—	—

Pro forma net income	$2,890,608	$1,704,243	$1,146,700

Earnings per share:
Basic—as reported	$0.91	$0.83	$0.62

Basic—pro forma	$0.89	$0.83	$0.62

Diluted—as reported	$0.90	$0.82	$0.60

Diluted—pro forma	$0.87	$0.82	$0.60

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In calculating the pro forma disclosures (adjusted for the effects of expensing the options), the fair value of options granted is estimated as of the date granted using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2004; dividend yield of 0 percent; expected volatility of 13 percent; risk-free interest rate of 5.90 percent; and expected life of 5 years.

Recently Issued Accounting Pronouncements—The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In April 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends and clarifies accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and loan commitments that relate to the origination of mortgage loans held for sale, and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristics of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FASB Interpretation (“FIN”) No. 45, and amends certain other existing pronouncements. The pronouncement was generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have any material impact on the financial condition or operating results of the Company.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 requires an issuer to classify certain financial instruments that include certain obligations, such as mandatory redemption, repurchase of the issuer’s equity, or settlement by issuing equity, previously classified as equity, as liabilities or assets in some circumstances. SFAS No. 150 was generally effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities which are subject to the provisions of SFAS No. 150 for the first fiscal period beginning after December 15, 2003. The adoption of SFAS No. 150 did not have any material impact on the financial condition or operating results of the Company.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions.” The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. Previously, Accounting Principles Board (“APB”) Opinion No. 29 required that the accounting for an exchange of a productive asset for a similar productive asset or an equivalent interest in the same or similar productive asset should be based on the recorded amount of the asset relinquished. APB Opinion No. 29 provided an exception to its basic measurement principle (fair value) for exchanges of similar productive assets. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance. The provisions of this statement shall be applied prospectively. The adoption of this statement is not expected to have a material impact on the financial condition or operating results of the Company.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) will require companies to measure all employee stock-based compensation awards using a fair value method and record such expense in its financial statements. In addition, the adoption of SFAS

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

No. 123(R) requires additional accounting and disclosure related to the income tax and cash flow effects resulting from share-based payment arrangements. SFAS No. 123(R) is effective beginning as of the first interim or annual reporting period beginning after June 15, 2005. The Company’s options vest immediately; therefore future grants will be expensed when options are issued.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” FIN No. 45 elaborates on the disclosure to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees and warranties that it has issued. FIN 45 requires a company, at the time it issues a guarantee, to recognize an initial liability for the fair value of obligations assumed under the guarantee. The initial recognition requirements of FIN No. 45 were effective for guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements for periods ending after December 15, 2002. The adoption of FIN No. 45 did not have a material impact on the Company’s financial position or results of operations.

In December 2003, the FASB issued FIN No. 46 (revised), “Consolidation of Variable Interest Entities” (“FIN No. 46(R)”), which addresses consolidation by business enterprises of variable interest entities. FIN No. 46(R) requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns, or both. FIN No. 46(R) also requires disclosures about variable interest entities that a company is not required to consolidate, but in which it has a significant variable interest. FIN No. 46(R) provides guidance for determining whether an entity qualifies as a variable interest entity by considering, among other considerations, whether the entity lacks sufficient equity or its equity holders lack adequate decision-making ability. The consolidation requirements of FIN No. 46(R) applied immediately to variable interest entities created after January 31, 2003. The consolidation requirements applied to the Company’s existing variable interest entities in the first reporting period ending after March 15, 2004. Certain of the disclosure requirements applied to all financial statements issued after December 31, 2003, regardless of when the variable interest entity was established. The adoption of FIN No. 46(R) did not have a material effect on the Company’s financial position or results of operations. As a result of adoption of FIN No. 46(R), the Company was required to deconsolidate the trusts formed for purposes of issuing the trust preferred securities, and we have restated the period ended December 31, 2003 to reflect the deconsolidation.

In November 2003, the Emerging Issues Task Force (“EITF”) reached a consensus that certain quantitative and qualitative disclosures should be required for debt and marketable equity securities classified as available-for-sale or held-to-maturity under SFAS No. 115 and SFAS No. 124 that are impaired at the balance sheet date but for which other-than-temporary impairment has not been recognized. Accordingly the EITF issued EITF No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” This issue addresses the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS No. 115 and provides guidance on quantitative and qualitative disclosures. The disclosure requirements of EITF No. 03-1 are effective for annual financial statements for fiscal years ending after June 15, 2004. The effective date for the measurement and recognition guidance of EITF No. 03-1 has been delayed. The FASB staff has issued a proposed Board-directed FASB Staff Position (“FSP”), FSP EITF 03-1-a, “Implementation Guidance for the Application of Paragraph 16 of Issue No. 03-1.” The proposed FSP would provide implementation guidance with respect to debt securities that are impaired solely due to interest rates and/or sector spreads and analyzed for other-than-temporary impairment under the measurement and recognition requirements of EITF No. 03-1. The delay of the effective date for the measurement and recognition requirements of EITF No. 03-1 will be superseded concurrent with the final issuance of FSP EITF 03-1-a. Adopting the disclosure provisions of EITF No. 03-1 did not have any material impact on the Company’s financial position or results of operations.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

In March 2004, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 105, “Application of Accounting Principles to Loan commitments,” to inform registrants of the Staff’s view that the fair value of the recorded loan commitments should not consider the expected future cash flows related to the associated servicing of the future loan. The provisions of SAB No. 105 must be applied to loan commitments accounted for as derivatives that are entered into after March 31, 2004. The Staff will not object to the application of existing accounting practices to loan commitments accounted for as derivatives that are entered into on or before March 31, 2004, with appropriate disclosures. The Company adopted the provisions of SAB No. 105 on April 1, 2004. The adoption of SAB No. 105 did not have a material impact on the Company’s financial condition or results of operations.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption.

Risks and Uncertainties—In the normal course of its business the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company’s loan and investment portfolios that results from borrower’s inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.

The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators’ judgments based on information available to them at the time of their examination.

Reclassifications—Certain captions and amounts in the 2003 and 2002 consolidated financial statements were reclassified to conform with the 2004 presentation.

NOTE 2—STOCK OFFERING

The Company completed a stock offering during the fourth quarter of 2003 whereby 1,104,000 shares of the Company’s common stock were issued. The offering price was $18.50 per share to the public and $17.21 per share to the underwriters. The gross proceeds from the offering were $20,424,000 and expenses related to the offering totaled $1,669,716. The proceeds will be used to support future loan production and asset growth, branch expansion in new and existing markets, potential acquisitions, and for other general corporate purposes.

NOTE 3—RESTRICTIONS ON CASH AND DUE FROM BANKS

The Bank is required to maintain average reserve balances, computed by applying prescribed percentages to its various types of deposits, either at the bank or on deposit with the Federal Reserve Bank. At December 31, 2004 and 2003, these required reserves were met by vault cash.

NOTE 4—FEDERAL FUNDS SOLD

When the Bank’s cash reserves (Note 3) are in excess of the required amount, it may lend the excess to other banks on a daily basis. As of December 31, 2004 and 2003, federal funds sold amounted to $4,236,000 and $12,031,000, respectively.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

NOTE 5—INVESTMENT SECURITIES

The amortized cost and fair value of investment securities are as follows:

	December 31, 2004
	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	Losses
Available for sale
Federal agencies	$6,495,891	$10,870	$26,921	$6,479,840
Mortgage backed	13,545,157	230,779	18,242	13,757,694
Other	1,500,996	—	195	1,500,801

Total	$21,542,044	$241,649	$45,358	$21,738,335

	December 31, 2003
	Amortized Cost	Gross Unrealized		Estimated Fair Value
		Gains	Losses
Available for sale
Federal agencies	$7,685,101	$1,193	$18,869	$7,667,425
Mortgage backed	11,132,655	212,984	24,905	11,320,734
Other	1,000,000	5,200	—	1,005,200

Total	$19,817,756	$219,377	$43,774	$19,993,359

The following table shows gross unrealized losses and fair value, aggregated by investment category, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004.

	Less than twelve months		Twelve months or more		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Available for Sale
Federal agencies	$4,970,000	$26,921	$—	$—	$4,970,000	$26,921
Mortgage backed	1,144,703	18,242	—	—	1,144,703	18,242
Other	400,986	195	—	—	400,986	195

Total	$6,515,689	$45,358	$—	$—	$6,515,689	$45,358

The amortized costs and fair values of investment securities available for sale at December 31, 2004, by contractual maturity, are shown in the following table. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Fair value
Due after one but within five years	$6,495,891	$6,479,840
Due after ten years	1,400,946	1,400,751
Mortgage backed	13,545,157	13,757,694
Equity securities	100,050	100,050

Total investment securities available for sale	$21,542,044	$21,738,335

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Investment securities with an aggregate amortized cost of $21,441,993 and estimated fair value of $21,638,520 at December 31, 2004, were pledged to secure public deposits and for other purposes, as required or permitted by law.

Federal Home Loan Bank stock, at cost—The Bank, as a member institution of the Federal Home Loan Bank (FHLB), is required to own capital stock in the FHLB based generally upon the balance of residential mortgage loans pledged and FHLB borrowings. The stock is pledged to secure FHLB borrowings. No ready market exists for this stock, and it has no quoted market value. However, redemption of this stock has historically been at par value.

NOTE 6—LOANS

The composition of loans by major loan category is presented below:

	December 31,
	2004	2003
Commercial	$144,908,102	$113,620,820
Real estate—construction	46,927,786	21,671,153
Real estate—mortgage	101,215,971	62,543,227
Consumer	3,559,079	4,273,512

	296,610,938	202,108,712
Allowance for loan losses	(3,403,970)	(2,376,516)

	$293,206,968	$199,732,196

At December 31, 2004 and 2003, non-accrual loans totaled $924,668 and $26,608, respectively. The gross interest income which would have been recorded under the original terms of non-accrual loans amounted to $50,441, $630 and $4,462 in 2004, 2003 and 2002, respectively. As of December 31, 2004, loans totaling $77,648,638 were pledged to the FHLB as collateral for borrowings from the FHLB (see Note 9).

The following is a summary of the activity within the allowance for loan losses for the periods presented:

	December 31,
	2004	2003	2002
Balance, beginning of year	$2,376,516	$1,656,260	$1,215,164
Provision for loan losses	1,146,495	735,000	479,930
Loans charged-off, net of recoveries	(119,041)	(14,744)	(38,834)

Balance, end of year	$3,403,970	$2,376,516	$1,656,260

NOTE 7—PROPERTY AND EQUIPMENT

Components of property and equipment are as follows:

	Estimated Useful Lives	December 31,
		2004	2003
Land		$5,973,554	$2,836,661
Furniture and equipment	3 – 10 years	3,422,797	2,574,441
Buildings and improvements	5 – 40 years	6,124,933	5,194,523
Construction in process		1,306,426	258,834

		16,827,710	10,864,459
Less accumulated depreciation		1,983,826	1,452,245

Total property and equipment		$14,843,884	$9,412,214

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Construction in process consists of an operations facility being constructed adjacent to the main branch (see Note 11). Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was $564,789, $463,654 and $514,380, respectively.

In 2004, the Company and its investments subsidiary fully or partially sold three parcels of property. Two of the properties had been purchased for planned future branch expansion, and the third property was acquired through foreclosure. The two properties fully sold were purchased for $4,410,333 and resulted in a gain on sale of $686,564. A third property was purchased for $1,202,168 and the right-of-way portion of this property was sold for $597,138, resulting in a gain of $476,921. The total of these gains is reflected as a separate line item on the consolidated statement of income.

NOTE 8—DEPOSITS

The following is a detail of deposit accounts:

	December 31,
	2004	2003
Noninterest bearing deposits	$27,954,739	$19,645,320
Interest bearing
NOW	15,700,757	11,350,602
Money market	33,815,358	31,380,585
Savings	2,677,272	1,981,253
Time, less than $100,000	52,783,908	47,149,660
Time, $100,000 and over	125,221,249	54,704,987

Total deposits	$258,153,283	$166,212,407

Interest expense on time deposits greater than $100,000 was approximately $916,000, $966,207 and $779,000 in 2004, 2003 and 2002, respectively.

At December 31, 2004 and 2003, the Bank had approximately $84,586,000 and $44,244,985, respectively, in time deposits from customers outside their market area. This includes $75,214,000 and $12,221,000 in brokered deposits in 2004 and 2003, respectively.

At December 31, 2004 the scheduled maturities of time deposits are as follows:

2005	$144,808,402
2006	16,305,755
2007	11,263,535
2008	5,049,000
2009	578,465

$178,005,157

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

NOTE 9—ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from Federal Home Loan Bank are collateralized by FHLB stock and pledges of certain residential mortgage loans and are summarized as follows:

		December 31,
Maturity	Rate	2004	2003
June 2005	Variable (2.44% at December 31, 2004)	$7,000,000	$10,000,000
June 2007	Variable (2.01% at December 31, 2004)	8,000,000	—
March 2004	5.84%	—	100,000
May 2005	7.07%	2,000,000	2,000,000
September 2006	2.91%	10,000,000	—
September 2008	3.01%	10,000,000	10,000,000
September 2010	5.55%	7,000,000	7,000,000
February 2011	4.31%	4,500,000	4,500,000
March 2013	2.91%	7,500,000	7,500,000
June 2014	3.92%	2,000,000	—

		$58,000,000	$41,100,000

Each of the fixed rate advances are subject to early termination options. The Federal Home Loan Bank reserves the right to terminate each agreement at an earlier date.

NOTE 10—JUNIOR SUBORDINATED DEBENTURES

On May 3, 2002 and December 16, 2002, in two separate transactions, Southcoast Capital Trust I and II (the “Capital Trusts”), wholly-owned subsidiaries of the Company, issued and sold a total of 11,345 floating rate securities, with a $1,000 liquidation amount per security, (the “Capital Securities”) to institutional buyers in a pooled trust preferred issue. The Capital Securities, which are reported on the consolidated balance sheet as junior subordinated debentures, generated proceeds of $11.0 million. The $345,000 investment in the Capital Trusts is included in other assets on the Company’s balance sheet. The Capital Trusts loaned these proceeds to the Company to use for general corporate purposes. The junior subordinated debentures qualify as tier 1 capital under Federal Reserve Board guidelines.

Debt issuance costs, net of accumulated amortization, from junior subordinated debentures totaled $370,452 at December 31, 2004, and are included in other assets on the consolidated balance sheet. Amortization of debt issuance costs from junior subordinated debentures totaled $13,363 for each of the years ended December 31, 2004 and 2003 and is reported in other noninterest expense on the consolidated statement of income.

The Capital Securities in the first transaction accrue and pay distributions annually at a rate per annum equal to the three-month LIBOR plus 375 basis points, which was 6.308 percent at December 31, 2004. This rate may not exceed 12 percent through July 2007. The distribution rate payable on the Capital Securities is cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Capital Securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity date of June 30, 2032.

The Capital Securities in the second transaction accrue and pay distributions quarterly at a rate per annum equal to the three-month LIBOR plus 335 basis points, which was 5.908 percent at December 31, 2004. This rate may not exceed 12 percent through December 2007. The distribution rate payable on the Capital Securities is

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

cumulative and payable quarterly in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Capital Securities for a period not to exceed 20 consecutive quarterly periods, provided that no extension period may extend beyond the maturity date of December 16, 2032.

The Company has no current intention to exercise its right to defer payments of interest on the Capital Securities.

The Capital Securities mature or are mandatorily redeemable upon maturity on June 30, 2032 and December 16, 2032, respectively, or upon earlier optional redemption as provided in the indenture. The Company has the right to redeem the Capital Securities in whole or in part, on or after June 30, 2007 and December 16, 2007. The Company may also redeem the capital securities prior to such dates upon occurrence of specified conditions and the payment of a redemption premium.

NOTE 11—COMMITMENTS AND CONTINGENCIES

The Company is party to litigation and claims arising in the normal course of business. Management, after consultation with legal counsel, believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company’s financial position.

At December 31, 2004, the Company has an operations center under construction adjacent to the main branch. The Company believes construction will be complete in the second quarter of 2005. Estimated additional costs to complete the operations center are approximately $847,127 as of December 31, 2004.

The Company is a member in Triangle Mezzanine LLC (“TM”). TM manages the Triangle Mezzanine Fund, LLP, which is a private equity fund intended to take advantage of a Small Business Administration leveraged financing program. As of December 31, 2004, the Company has an investment of $175,000 in the fund included in other assets, with an additional $325,000 commitment.

Additionally, the Company has a 25% interest in a real estate joint venture, Medway Partners. This venture has entered into an agreement with a contractor to construct an office building in the Goose Creek area. The building was complete as of December 31, 2004. The Company is committed as of December 31, 2004 to purchase 18,574 square feet at a cost of $86.00 per square foot, or $1,597,364, from the venture.

NOTE 12—UNUSED LINES OF CREDIT

At December 31, 2004, the Bank had unused lines of credit to purchase federal funds totaling $10,500,000 from unrelated banks. These lines of credit are available on a one to seven day basis for general corporate purposes of the Bank. The lenders have reserved the right to withdraw the lines at their option. The Company may also borrow from the Federal Home Loan Bank based on a predetermined formula. Borrowings on this line totaled $58,000,000 at December 31, 2004. Additional funds of $236,000 were available on the line. Advances are subject to approval by the Federal Home Loan Bank and may require the Company to pledge additional collateral. As discussed in Note 6, the Company has pledged $77,648,638 in loans as collateral for these borrowings.

NOTE 13—LEASES

During April 2003, the Company entered into a lease agreement for its branch location in Summerville. The lease began on May 1, 2003, and has an initial five-year term. Additionally, the lease has renewal options for

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

three additional five-year terms. The lease requires monthly payments of $4,000 for the entire initial lease term. Beginning with the first renewal period and each renewal period thereafter, the monthly rent will be increased by the amount of the previous calendar year’s increase in the Consumer Price Index beginning on the first day of the lease renewal year, or $200, whichever is greater. Rental expense under this lease and included in the consolidated statement of income totaled $48,000 for the years ended December 31, 2004 and 2003, respectively.

Minimal future rental payments under non-cancelable operating leases having remaining terms in excess of one year, for each of the next four years in the aggregate are:

2005	$48,000
2006	48,000
2007	48,000
2008	16,000

Total minimum future rental payments	$160,000

NOTE 14—INCOME TAXES

The following summary of the provision for income taxes includes tax deferrals which arise from temporary differences in the recognition of certain items of revenue and expense for tax and financial reporting purposes for the years ended December 31:

	2004	2003	2002
Income taxes currently payable
Federal	$1,384,609	$980,787	$696,602
State	120,401	84,274	51,600

	1,505,010	1,065,061	748,202
Deferred tax provision (benefit)	(207,053)	(175,663)	54,477
Change in valuation allowance	—	69,779	(69,779)

Provision	$1,297,957	$959,177	$732,900

The income tax effect of cumulative temporary differences for deferred tax assets (liabilities) at December 31, are as follows:

	December 31,
	2004	2003
Allowance for loan losses	$1,152,098	$794,204
Unrealized gain on investment securities	(70,665)	(41,552)
Depreciation	(465,403)	(362,945)
Other	9,565	28,835

Net deferred tax asset	$625,595	$418,542

The net deferred tax asset is reported in other assets in the balance sheets at December 31, 2004 and 2003.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

The provision for income taxes is reconciled to the amount of income tax computed at the federal statutory rate on income before income taxes for the years ended December 31, as follows:

	2004		2003		2002
	Amount	%	Amount	%	Amount	%
Tax expense at statutory rate	$1,455,091	34%	$905,563	34%	$639,100	34%
Increase (decrease) in taxes resulting from:
State bank tax (net of federal benefit)	87,045	2	55,621	2	34,000	2
Officer’s life insurance	118,864	2	13,974	1	14,000	1
Other tax preference items	(363,043)	(8)	(15,981)	(1)	45,800	2

Tax provision (benefit)	$1,297,957	30%	$959,177	36%	$732,900	39%

NOTE 15—RELATED PARTY TRANSACTIONS

Directors, executive officers and their affiliates are customers of and have banking transactions with the Bank in the ordinary course of business. These transactions were made on substantially the same terms including interest rates and collateral, as those prevailing at the time for comparable arms-length transactions.

A summary of loan transactions with directors and executive officers, including their affiliates, are as follows:

	December 31,
	2004	2003
Balance, beginning of year	$2,998,044	$450,420
New loans	2,903,422	2,747,056
Repayments	(15,301)	(199,432)

Balance, end of year	$5,886,165	$2,998,044

Deposits by directors and executive officers, including their affiliates, at December 31, 2004 and 2003 approximate $608,685 and $834,184, respectively.

A company affiliated with one of the Bank’s directors leased office space from the Bank on a month-to-month basis in 2003. Total lease payments received in 2003 was $9,160.

NOTE 16—FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets.

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. A summary of the Bank’s commitments is as follows:

	December 31,
	2004	2003
Commitments to extend credit	$40,402,501	$32,081,182
Standby letters of credit	883,260	383,275

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any material condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require the payment of a fee. The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation of the borrower. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and commercial and residential real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral varies but may include accounts receivable, inventory, equipment, marketable securities and property. Since letters of credit are expected to expire without being drawn upon, they do not necessarily represent future cash requirements and the fair value of any liability associated with letters of credit is insignificant.

NOTE 17—EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) Plan for the benefit of all eligible employees. Upon ongoing approval of the Board of Directors, the Company matches employee contributions equal to 50 percent of the first six percent of compensation, subject to certain adjustments and limitations. Additionally, all eligible employees receive a three percent contribution from the Company. Contributions made to the Plan in 2004, 2003 and 2002 amounted to $134,713, $126,488 and $95,595, respectively.

NOTE 18—STOCK OPTION PLAN

During 2000, the Board of Directors approved a stock option plan for the benefit of the directors, officers and employees. The Board may grant options at an option price per share not less than the fair market value on the date of grant. All options granted to officers and employees vest immediately and expire five years from the grant date.

A summary of the status of the plan and changes during the year is presented below (all shares have been adjusted for stock dividends):

	2004		2003		2002
	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price	Shares	Weighted- Average Exercise Price
Outstanding at beginning of year	67,342	$5.24	131,266	$5.40	131,773	$4.12
Granted	22,990	16.82	—	—	—	—
Exercised	(15,490)	3.89	(63,840)	3.89	—	—
Forfeited or expired	—		(84)	4.66	(507)	4.44

Outstanding at end of year	74,842	8.88	67,342	5.24	131,266	4.49

Options exercisable at year end	74,842	8.88	67,342	5.24	131,266	4.49

Shares available for grant	20,809		43,800		37,958

The plan is administered by the Board of Directors or by a committee designated by the Board. The plan provides that if the shares of common stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of common stock as a stock dividend on its outstanding common

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

stock, the number of shares of common stock deliverable upon the exercise of options shall be increased or decreased proportionately, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or stock dividend.

NOTE 19—EMPLOYEE STOCK PURCHASE PLAN

During 2000, the Board of Directors approved a non-compensatory Employee Stock Purchase Plan for the benefit of officers and employees. Beginning July 1, 2000, officers and employees were allowed to have payroll withholdings for the purpose of buying Company stock. The purchase price is 85 percent of the closing quoted market price of the first or last business day of the quarter, whichever is less. Shares for the quarter are purchased during the first month of the following quarter. During 2004 and 2003, the Company issued 6,095 and 3,116 shares of common stock, respectively, under this plan.

NOTE 20—NET INCOME PER COMMON SHARE

Earnings per share—basic is computed by dividing net income by the weighted average number of common shares outstanding. Earnings per share—diluted is computed by dividing net income by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options.

	For the years ended December 31,
	2004	2003	2002
Basic earnings per share:
Net income available to common shareholders	$2,981,721	$1,704,243	$1,146,700

Average common shares outstanding—basic	3,260,475	2,042,180	1,837,372

Basic earnings per share	$0.91	$0.83	$0.62

Diluted earnings per share:

Net income available to common shareholders	$2,981,721	$1,704,243	$1,146,700

Average common shares outstanding—basic	3,260,475	2,042,180	1,837,372

Incremental shares from assumed conversion of stock options	46,450	48,516	73,890

Average common shares outstanding—diluted	3,306,925	2,090,696	1,911,262

Diluted earnings per share	$0.90	$0.82	$0.60

NOTE 21—DIVIDENDS

The Board of Directors declared and paid a ten percent stock dividend in May 2005, 2004 and 2003, and a five percent stock dividend in August 2003. The Board also declared and paid a ten percent stock dividend in March 2002. All stock dividends were recorded at fair market value to the extent of retained earnings available. All balance sheet amounts and per share amounts have been adjusted to reflect these dividends.

There are no current plans to initiate payment of cash dividends and future dividend policy will depend on the Company’s earnings, capital requirements, financial condition and other factors considered relevant by the Board of Directors. The Bank is restricted in its ability to pay dividends to the Company under the laws and regulations of the State of South Carolina. Generally, these restrictions allow the Bank to pay dividends from current earnings without the prior written consent of the South Carolina Commissioner of Banking.

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

NOTE 22—REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure of the Bank to meet minimum capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2004, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification of the regulators categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the institution’s category.

The following table summarizes the capital ratios and the regulatory minimum requirements for the Company and the Bank.

	Actual		For Capital Adequacy Purposes		To Be Well- Capitalized Under Prompt Corrective Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2004
The Company
Total capital (to risk-weighted assets)	$51,192	18.55%	$22,078	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	47,789	17.32	11,039	4.00	N/A	N/A
Tier 1 capital (to average assets)	47,789	13.64	14,010	4.00	N/A	N/A

The Bank
Total capital (to risk-weighted assets)	$33,202	12.67%	$20,960	8.00%	$26,200	10.00%
Tier 1 capital (to risk-weighted assets)	30,253	11.55	10,480	4.00	15,720	6.00
Tier 1 capital (to average assets)	30,253	9.30	13,012	4.00	16,265	5.00

December 31, 2003
The Company
Total capital (to risk-weighted assets)	$46,607	24.48%	$15,357	8.00%	N/A	N/A
Tier 1 capital (to risk-weighted assets)	44,298	23.08	7,679	4.00	N/A	N/A
Tier 1 capital (to average assets)	44,298	18.35	9,655	4.00	N/A	N/A

The Bank
Total capital (to risk-weighted assets)	$29,633	16.10%	$14,767	8.00%	$18,459	10.00%
Tier 1 capital (to risk-weighted assets)	27,324	14.80	7,384	4.00	11,076	6.00
Tier 1 capital (to average assets)	27,324	11.60	9,423	4.00	11,779	5.00

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

NOTE 23—ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company’s financial instruments were as follows (amounts in thousands):

	December 31,
	2004		2003
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and due from banks	$11,853	$11,853	$5,550	$5,550
Federal funds sold	4,236	4,236	12,031	12,031
Investment securities	24,831	24,831	22,048	22,048
Loans held for sale	12,010	12,010	427	427
Loans, gross	296,611	296,277	202,109	202,389

Financial liabilities:
Deposits	258,153	258,432	166,212	166,167
Advances from Federal Home Loan Bank	58,000	57,011	41,100	40,034
Junior subordinated debentures	11,345	11,345	11,000	11,000

	Notional Amount	Fair Value	Notional Amount	Fair Value
Financial instruments with off-Balance sheet risk:
Commitments to extend credit	$40,403	$—	$32,081	$—
Standby letters of credit	883	—	383	—

NOTE 24—PARENT COMPANY FINANCIAL INFORMATION

Following is condensed financial information of Southcoast Financial Corporation (parent company only):

CONDENSED BALANCE SHEETS

	December 31,
	2004	2003
ASSETS
Cash	$3,599,633	$5,609,212
Investments available for sale	100,050	4,996,422
Investment in subsidiaries	30,684,212	27,435,829
Loans, net	5,650,478	2,747,056
Property and equipment, net	5,708,687	1,996,491
Other assets	2,172,689	1,971,274

Total assets	$47,915,749	$44,756,284

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$—	$873
Junior subordinated debentures	11,345,000	11,345,000
Shareholders’ equity	36,570,749	33,410,411

Total liabilities and shareholders’ equity	$47,915,749	$44,756,284

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

CONDENSED STATEMENTS OF INCOME

	For the years ended December 31,
	2004	2003	2002
Income
Other	$896,805	$461,012	$255,295

	896,505	461,012	255,295
Expenses	1,252,942	724,308	274,261

Loss before income taxes	(356,137)	(263,296)	(18,966)
Income tax benefit	202,718	94,786	5,611

Loss before equity in undistributed net income of subsidiaries	(153,419)	(168,510)	(13,355)
Equity in undistributed net income of subsidiaries	3,135,140	1,872,753	1,160,055

Net income	$2,981,721	$1,704,243	$1,146,700

CONDENSED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2004	2003	2002
Operating Activities
Net income	$2,981,721	$1,704,243	$1,146,700
Adjustments to reconcile net income to net cash provided by operating activities
Equity in undistributed net income of subsidiaries	(3,135,140)	(1,872,753)	(1,160,055)
Provision for loan losses	75,000	—	—
Gain on sale of property and equipment	(476,921)	—	—
Depreciation	14,030	—	—
Increase in other assets	(201,415)	(907,424)	(599,350)
Increase (decrease) in other liabilities	(873)	(19,623)	1,924

Net cash used for operating activities	(743,598)	(1,095,557)	(610,781)

Investing activities
Cash contribution to subsidiaries	(100,000)	(10,000,000)	(4,000,000)
Proceeds from sale of available for sale securities	9,992,461	—	—
Purchase of available for sale securities	(5,096,089)	(4,996,422)	—
Increase in loans, net	(2,978,422)	(2,747,056)	—
Purchase of property and equipment	(3,892,899)	(966,306)	(241,765)
Proceeds from sale of property and equipment	643,594	—	—

Net cash provided (used) by investing activities	(1,431,355)	(17,743,478)	(4,000,000)

Financing activities
Proceeds from junior subordinated debentures	—	—	11,000,000
Payments made on borrowings	—	—	(600,000)
Proceeds from sale of stock, net	—	18,754,284	—
Proceeds from exercise of stock options	105,086	246,826	—
Proceeds from employee stock purchase plan	60,288	36,943	39,202
Repurchase of common stock	—	(112,500)	—

Net cash provided (used) by financing activities	165,374	17,959,247	10,197,437

Net change in cash	(2,009,579)	(879,788)	5,586,656
Cash, beginning of year	5,609,212	6,489,000	902,344

Cash, end of year	$3,599,633	$5,609,212	$6,489,000

SOUTHCOAST FINANCIAL CORPORATION AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

NOTE 25—QUARTERLY DATA (UNAUDITED)

	December 31,
	2004				2003
(Dollars in thousands except per share)	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Interest income	$4,773	$4,336	$3,964	$3,522	$3,469	$3,257	$3,050	$2,685
Interest expense	1,741	1,537	1,439	1,187	1,201	1,176	1,111	1,115

Net interest income	3,032	2,799	2,525	2,335	2,268	2,081	1,939	1,570
Provision for loan losses	679	222	95	150	130	180	305	120

Net interest income after provision for loan losses	2,353	2,577	2,430	2,185	2,138	1,901	1,634	1,450
Noninterest income	1,584	443	358	315	289	438	523	461
Noninterest expenses	2,535	1,987	1,839	1,604	1,582	1,668	1,559	1,362

Income before taxes	1,402	1,033	949	896	845	671	598	549
Income tax expense	398	327	294	279	303	243	216	197

Net income	$1,004	$706	$655	$617	$542	$428	$382	$352

Earnings per share:
Basic	0.30	0.22	0.20	0.19	0.27	0.20	0.19	0.17
Diluted	0.30	0.21	0.20	0.19	0.26	0.20	0.19	0.17

Until [date] all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

1,400,000 Shares

Common Stock

PROSPECTUS

Morgan Keegan & Company, Inc.

                    , 2005

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.*

SEC registration fee	$
NASD filing fee
Accounting fees
Legal fees and expenses
Printing and mailing costs
Transfer agent’s fees and expenses
Miscellaneous

Total	$

*	To be filed by amendment

Item 14. Indemnification of Directors and Officers.

Under South Carolina law, a corporation has the power to indemnify directors and officers who meet the standards of good faith and reasonable belief that their conduct was lawful and in the corporate interest (or not opposed thereto) set forth by statute. A corporation may also provide insurance for directors and officers against liability arising out of their positions although the insurance coverage is broader than the power of the corporation to indemnify. Unless limited by its articles of incorporation, a corporation must indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director against reasonable expenses incurred by him in connection with the proceeding. The Company’s Articles of Incorporation do not limit such indemnification.

The Company’s Articles of Incorporation provide that no director of the Company shall be personally liable to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director; provided, however, the Articles of Incorporation do not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve gross negligence, intentional misconduct or a knowing violation of law, (iii) imposed for unlawful distributions as set forth in Section 33-8-330 of the South Carolina Business Corporation Act of 1988, as it may be amended from time to time (the “Act”) or (iv) for any transaction from which the director derived an improper personal benefit. This provision of the Articles of Incorporation eliminates or limits the liability of a director only to the maximum extent permitted from time to time by Section 33-2-102(e) of the Act and by the Act or any successor law or laws. Any repeal or modification of this protection by the shareholders of the Company shall not adversely affect any right or protection of a director of the Company existing at the time of such repeal or modification.

Item 15. Recent Sales of Unregistered Securities:

On April 1, 2005, the Registrant sold 1,641 shares of common stock to participating eligible employees pursuant to the Company’s Employee Stock Purchase Plan for an aggregate price of $34,510. On April 16, 2005, the Registrant sold 8,350 shares to a director at the closing price per share on the day prior to the sale for an aggregate price of $202,738. The securities were sold pursuant to the exemption from registration provided by section 4(2) of the Securities Act of 1933 because the sales did not involve a public offering.

On December 16, 2002, the Company’s wholly owned subsidiary, Southcoast Capital Trust II, sold a total of 7,000 floating rate debt securities for an aggregate of $7,000,000 less a discount of $210,000. The securities were sold to institutional investors in a pooled trust preferred issue pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

On August 5, 2005, the Company’s wholly owned subsidiary, Southcoast Capital Trust III, sold a total of 1,000 floating rate debt securities for an aggregate of $10,000,000. The securities were sold to institutional investors in a pooled trust preferred issue pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933.

Item 16. Exhibits and Financial Statement Schedules.

See Exhibit Index.

Item 17. Undertakings.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i) The registrant hereby undertakes:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Town of Mount Pleasant, State of South Carolina, on September 8, 2005.

By:	/S/ L. WAYNE PEARSON
L. Wayne Pearson, Chairman and Chief Executive Officer

By:	/s/ ROBERT M. SCOTT
Robert M. Scott, Executive Vice President (Principal Financial and Accounting Officer)

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints L. Wayne Pearson and Robert M. Scott, and each of them, the true and lawful attorneys-in-fact and agents of the undersigned, with full power of substitution and resubstitution, for and in the name, place and stead of the undersigned, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement was signed by the following persons in the capacities and on the dates stated.

Signature	Title	Date

Tommy B. Baker	Director	September , 2005

William A. Coates	Director	September , 2005

/s/ PAUL D. HOLLEN, III Paul D. Hollen, III	Executive Vice President, Director	September 8, 2005

Stephen F. Hutchinson	Director	September , 2005

/s/ L. WAYNE PEARSON L. Wayne Pearson	Chairman, Chief Executive Officer, Director	September 8, 2005

/s/ ROBERT M. SCOTT Robert M. Scott	Executive Vice President, Director	September 8, 2005

/s/ JAMES H. SEXTON James H. Sexton	Director	September 8, 2005

/s/ JAMES P. SMITH James P. Smith	Director	September 8, 2005

EXHIBIT INDEX

Exhibit No.	Description
1	*Form of Underwriting Agreement with Morgan Keegan & Company, Inc.

3.1	Articles of Incorporation of Registrant(1)

3.2	Bylaws of Registrant(1)

4	Form of Common Stock Certificate(3)

5	Opinion of Haynsworth Sinkler Boyd, P.A.

10.1	1999 Stock Option Plan(2)

10.2	Form of Stock Option Agreement(3)

10.3	Purchase Agreement among the Registrant, Southcoast Capital Trust I and Bayview Financial Trading Group, L.P., dated as of May 3, 2002 (4)

10.4	Amended and Restated Declaration of Trust among the Registrant, Wells Fargo Delaware Trust Company, Wells Fargo Bank, National Association, L. Wayne Pearson, Robert A. Daniel, Jr. and Robert M. Scott, dated as of May 3, 2002 (4)

10.5	Indenture between Registrant and Wells Fargo Bank, National Association, dated as of May 3, 2002 (4)

10.6	Guarantee Agreement between the Registrant and Wells Fargo Bank, National Association, dated as of May 3, 2002 (4)

10.7	Registrant’s Junior Subordinated Deferrable Interest Debentures, dated as of May 3, 2002 (4)

10.8	Purchase Agreement among the Registrant, Southcoast Capital Trust II and Trapeza CDO II, LLC, dated as of December 16, 2002 (5)

10.9	Amended and Restated Trust Agreement among Southcoast Financial Corporation, The Bank of New York, The Bank of New York (Delaware), L. Wayne Pearson, Paul D. Hollen, III and Robert M. Scott, dated as of December 16, 2002 (5)

10.10	Junior Subordinated Indenture between Registrant and The Bank of New York, dated as of December 16, 2002 (5)

10.11	Guarantee Agreement between Registrant and The Bank of New York, dated as of December 16, 2002 (5)

10.12	Floating Rate Junior Subordinated Note, dated as of December 16, 2002 (5)

10.13	Form of Employment Agreements between the Registrant and each of L. Wayne Pearson, Paul D. Hollen, III, Robert M. Scott and Robert A. Daniel, Jr., dated as of August 12, 2003 and William B. Seabrook dated as of July 15, 2004 (6).

10.14	2005 Employee Stock Purchase Plan (7)

10.15	Junior Subordinated Indenture between Registrant and Wilmington Trust Company dated as of August 5, 2005

10.16	Guarantee Agreement between Registrant and Wilmington Trust Company, dated as of August 5, 2005

10.17	Placement Agreement among Registrant, Southcoast Capital Trust III and Credit Suisse First Boston LLC dated as of August 5, 2005

21	Subsidiaries of Registrant

23.1	Consent of Haynsworth Sinkler Boyd, P.A. (included in Exhibit 5)

23.2	Consent of Registered Public Accounting Firm

24	Power of Attorney (included on signature page)

*	To be filed by amendment
(1)	Incorporated by reference to Form 10-SB filed April 10, 1999.
(2)	Incorporated by reference to Form 10-KSB for the year ended December 31, 1999.
(3)	Incorporated by reference to Form 10-KSB for the year ended December 31, 2000.
(4)	Incorporated by reference to Form 10-QSB for the quarter ended March 31, 2002.
(5)	Incorporated by reference to Form 10-KSB for the year ended December 31, 2002.
(6)	Incorporated by reference to exhibits to Form SB-2 filed August 3, 2003 (File No. 333-108480).
(7)	Incorporated by reference to Form S-8, filed September 9, 2005 (File No. 333-128197).